WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

03032742

OCT 17 2003

VIA HAND DELI\

October 16, 2003

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an Offering Circular of £240,000,000 3.95% Convertible Bonds due 2010 convertible into Ordinary Shares of Liberty International PLC, dated October 16, 2003.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact me at (212) 728-8000.

Very truly yours,

Hayley Lattman

Hayley N. Lattman

Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.
The New York Stock Exchange, Inc.

dlw 10/23

1264047.6

OFFERING CIRCULAR

Liberty International PLC

(incorporated with limited liability in England and Wales with registered number 03685527)

£240,000,000 3.95 per cent. Convertible Bonds due 2010 convertible into Ordinary Shares of Liberty International PLC

The £240,000,000 3.95 per cent. Convertible Bonds due 2010 (the "**Bonds**") of Liberty International PLC (the "**Issuer**" or "**Liberty International**") are proposed to be issued on 16 October 2003 (the "**Closing Date**"). Holders may convert each £1,000 in principal amount of Bonds into 125 ordinary shares of £0.50 nominal value each of Liberty International PLC (the "**Ordinary Shares**"), subject to adjustment in certain events and subject to the Issuer's right to elect to pay cash in lieu of Ordinary Shares.

Interest on the Bonds is payable semi-annually in equal instalments in arrear on 31 March and 30 September in each year except that the first payment of interest, to be made on 31 March 2004, will be in respect of the period from (and including) 16 October 2003 to (but excluding) 31 March 2004 and will amount to £18.10 per £1,000 in principal amount of Bonds. Payment in respect of the Bonds will be made without deduction for or on account of taxes of the United Kingdom unless required by law. In that event, payments will be made subject to the required withholding and no additional amounts will be paid by the Issuer in respect thereof. See "Part 2 — Terms and Conditions of the Bonds — Taxation".

The Issuer may at any time after 14 October 2008 redeem all but not some only of the Bonds at their principal amount together with accrued interest if the price of the Ordinary Shares exceeds a certain level as described herein. Unless previously purchased and cancelled, redeemed or converted, the Bonds will be redeemed by the Issuer at 100 per cent. of their principal amount on 30 September 2010.

For a more detailed description of the Bonds, see "Part 2 — Terms and Conditions of the Bonds" beginning on page 8.

PRICE 100%

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "**FSMA**") (the "**UK Listing Authority**") for the Bonds to be admitted to the official list (the "**Official List**") of the UK Listing Authority and to the London Stock Exchange plc (the "**London Stock Exchange**") for the Bonds to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange.

The Ordinary Shares are listed on the Official List and traded on the London Stock Exchange's market for listed securities under the symbol "**LII**". The Ordinary Shares are also listed on the JSE Securities Exchange South Africa. On 10 October 2003, the reported closing price for the Ordinary Shares on the London Stock Exchange was £6.45.

Investing in the Bonds involves risks. See "Part 5 — Certain Risk Factors" beginning on page 38 for a discussion of certain factors that should be considered by prospective investors.

The Bonds and the Ordinary Shares to be issued upon conversion have not been and will not be registered under the United States Securities Act of 1933 (the "**Securities Act**") and the Bonds are subject to U.S. tax law requirements. Subject to certain exceptions, the Bonds and the Ordinary Shares may not be offered, sold or delivered within the United States or to U.S. persons. For a further description of certain restrictions on the offering and sale of the Bonds and on distribution of this document, see "Part 11 — Subscription and Sale" below.

The Managers expect to deliver the Bonds to purchasers on or about 16 October 2003.

Joint Bookrunners

MORGAN STANLEY **UBS Investment Bank**

13 October 2003

Potential investors are expressly advised that an investment in Bonds entails financial risk and that they should therefore carefully review the entire contents of this Offering Circular.

This Offering Circular comprises listing particulars approved by the UK Listing Authority as required by the FSMA prepared for the purpose of giving information with regard to the Issuer and its subsidiaries and affiliates taken as a whole (together, the "**Group**" or the "**Liberty International Group**"), the Ordinary Shares and the Bonds. A copy of this document has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of the FSMA.

Any reference in this Offering Circular to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Offering Circular are expressly referred, has not been and does not need to be included in the Offering Circular to satisfy the requirements of the FSMA or the Listing Rules. The Issuer believes that none of the information incorporated herein by reference conflicts in any material respect with information included in this Offering Circular.

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or to make any representation other than those contained in this document in connection with the offering of the Bonds and, if given or made, such information or representations must not be relied upon as having been authorised by the Issuer or any of the Managers (as defined under "Part 11 — Subscription and Sale" below).

Neither the delivery of this document nor any sale made hereunder shall, under any circumstances, constitute a representation or create any implication that there has been no change in the affairs of the Issuer or the Group since the date hereof. This Offering Circular does not constitute an offer of, or an invitation by, or on behalf of, the Issuer or the Managers to subscribe for, or purchase, any of the Bonds or the Ordinary Shares. This document does not constitute an offer, and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such an offer or solicitation is not authorised or is unlawful. Persons into whose possession this Offering Circular comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions, see "Part 11 — Subscription and Sale" below.

None of the Managers and Deutsche Trustee Company Limited (the "**Trustee**") have separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers, the Trustee or any of them as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Issuer in connection with the Bonds or the Ordinary Shares or their distribution. Neither the delivery of this Offering Circular nor any sale of Bonds shall under any circumstances create any implication that there has been no change in the information contained herein or in the affairs of the Issuer and/or the Group since the date hereof.

This Offering Circular is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Managers that any recipient of this Offering Circular should purchase any of the Bonds or the Ordinary Shares. Each investor contemplating purchasing Bonds should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and/or the Group.

The Bonds will initially be represented by a temporary global Bond (the "**Temporary Global Bond**"), without interest coupons, which will be deposited on or about 16 October 2003 (the "**Closing Date**") with a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**"). Interests in the Temporary Global Bond will be exchangeable for interests in a permanent global Bond (the "**Permanent Global Bond**" and, together with the Temporary Global Bond, the "**Global Bonds**"), without interest coupons, on or after 25 November 2003 (the "**Exchange Date**"), upon certification as to non-U.S. beneficial ownership. Interests in the Permanent Global Bond will be exchangeable for definitive Bonds only in certain limited circumstances — see "Part 3 — Summary of Provisions relating to the Bonds while in Global Form".

Ordinary Shares to be issued on conversion of the Bonds will be issued in uncertificated form through the dematerialised securities trading system operated by CRESTCo Limited, known as CREST, unless the holder

of such Bonds elects to hold the Ordinary Shares in certificated registered form or, at the time of issuance, the Ordinary Shares are not a participating security in CREST.

IN CONNECTION WITH THE ISSUE OF THE BONDS, MORGAN STANLEY & CO. INTERNATIONAL LIMITED OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE BONDS AND/OR THE ORDINARY SHARES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD AFTER THE CLOSING DATE. HOWEVER THERE MAY BE NO OBLIGATION ON MORGAN STANLEY & CO. INTERNATIONAL LIMITED OR ANY AGENT OF IT TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

Certain financial and statistical information in this Offering Circular has been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the total.

All references in this document to "**Sterling**", "**pounds sterling**", "**£**", "**pence**" and "**p**" refer to the currency of the United Kingdom, "**U.S. dollars**", "**U.S.$**" and "**$**" refer to the currency of the United States of America and "**euro**" and "**€**" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended from time to time.

Table of Contents

Part 1 — Summary of the Principal Features of the Bonds

The following is a summary of the principal features of the Bonds and is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular and, in particular, "Part 2 — Terms and Conditions of the Bonds" and "Part 3 — Summary of Provisions relating to the Bonds while in Global Form". Potential purchasers of the Bonds are urged to read this Offering Circular in its entirety. Terms used in this Summary and not otherwise defined shall have the meanings given to them in "Part 2 — Terms and Conditions of the Bonds".

Issuer — Liberty International PLC.

Bonds — £240,000,000 3.95 per cent. Convertible Bonds due 30 September 2010.

The Offering — The Bonds are being offered by the Managers outside the United States in compliance with Regulation S under the Securities Act.

Closing Date — The Bonds will be issued on 16 October 2003.

Issue Price — 100 per cent. of the principal amount of the Bonds.

Final Maturity Date — 30 September 2010.

Interest — The Bonds will bear interest from (and including) the Closing Date at the rate of 3.95 per cent. per annum. Interest will be payable on the Bonds semi-annually in equal instalments in arrear on 31 March and 30 September in each year except that the first payment of interest, to be made on 31 March 2004, will be in respect of the period from (and including) the Closing Date to (but excluding) 31 March 2004 and will amount to £18.10 per £1,000 in principal amount of Bonds.

Form and Denomination — The Bonds will be in bearer form in the denomination of £1,000 with Coupons attached. The Bonds will initially be represented by the Temporary Global Bond, without Coupons attached, which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg.

Interests in the Temporary Global Bond will be exchangeable for interests in the Permanent Global Bond, without Coupons attached, on or after a date which is expected to be 25 November 2003 upon certification as to non-U.S. beneficial ownership.

The Permanent Global Bond will be exchangeable in whole, but not in part, in certain limited circumstances described therein, for definitive Bonds in bearer form with Coupons, serially numbered, in denominations of £1,000 each.

Ownership of beneficial interests in the Temporary Global Bond and the Permanent Global Bond will be limited to persons that have accounts with Euroclear and Clearstream, Luxembourg or persons that may hold interests through such accountholders. Beneficial interests in the Permanent Global Bond will be shown on, and transfers thereof will be effected through, records maintained in book-entry form by Euroclear or Clearstream, Luxembourg and their respective accountholders.

Ranking of the Bonds — The Bonds will constitute direct, unsubordinated and (subject to the provisions of the Negative Pledge) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves, as provided in "Part 2 — Terms and Conditions of the Bonds — Status of the Bonds".

Negative Pledge — The Bonds will have the benefit of a negative pledge, as described in "Part 2 — Terms and Conditions of the Bonds — Negative Pledge".

Cross Default — The Bonds will have the benefit of a cross default, as described in "Part 2 — Terms and Conditions of the Bonds — Events of Default".

Conversion	Unless previously redeemed or purchased and cancelled, the Bonds will be convertible into Ordinary Shares at any time on or after 26 November 2003 and up to the close of business (at the place where the relevant Bond is deposited for conversion) on (i) the date falling seven days prior to the Final Maturity Date or (ii) if the Bonds are called for redemption prior to the Final Maturity Date, the seventh day prior to the relevant date fixed for redemption. The number of Ordinary Shares to be issued on conversion will be determined by dividing the principal amount of the relevant Bonds by the Conversion Price in effect on the relevant Conversion Date, and rounded down (if necessary) to the nearest whole number of Ordinary Shares. The initial Conversion Price is £8.00 per Ordinary Share. The Conversion Price is subject to adjustment as provided in "Part 2 — Terms and Conditions of the Bonds — Conversion of Bonds into Ordinary Shares", including in the case where the Issuer pays or makes any Capital Distribution to Shareholders.
Bond Repurchase Election	The Issuer is entitled to elect, upon prior notice to Bondholders, that it will purchase or procure the purchase of any Bonds which are the subject of a Conversion Notice and in respect of which the Conversion Date falls after the date specified in the election, by paying to the relevant Bondholder a purchase price in cash in an amount determined by reference to the market value of the Ordinary Shares. See "Part 2 — Terms and Conditions of the Bonds — Conversion of Bonds into Ordinary Shares — Bond Repurchase Election".
Ordinary Shares	Ordinary Shares allotted on conversion of the Bonds will be issued credited as fully paid having, on the date hereof, a nominal value of £0.50 each and will rank *pari passu* in all respects with all fully paid Ordinary Shares in issue on the relevant Conversion Date, save as provided in "Part 2 — Terms and Conditions of the Bonds — Conversion of Bonds into Ordinary Shares".
Final Redemption	Unless previously redeemed, purchased and cancelled, or converted, the Bonds will be redeemed on the Final Maturity Date at their principal amount.
Redemption at the option of the Issuer	The Issuer may (subject to the notice provisions specified in Condition 6(b)) redeem all, but not some only, of the Bonds for the time being outstanding at their principal amount, together with interest accrued (if any) to the date fixed for redemption (i) at any time after 14 October 2008 provided that the closing price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for 20 dealing days within the 30 dealing day period ending on the fourteenth day prior to the date of notice of redemption shall have been at least 120 per cent. of the average of the Conversion Price in effect on each such dealing day, or (ii) at any time if 85 per cent. or more of the aggregate principal amount of the Bonds originally issued shall have been previously converted or purchased and cancelled. See "Part 2 — Terms and Conditions of the Bonds — Redemption and Purchase".
Redemption at the option of the Bondholders	The Issuer will, at the option of the holder of any Bond, redeem such Bond: (i) on 30 September 2007 at its principal amount, together with interest accrued to the date fixed for redemption; or (ii) following the occurrence of a Relevant Event, on the Relevant Event Put Date at its Early Redemption Amount, together with interest accrued to the date fixed for redemption. See "Part 2 — Terms and Conditions of the Bonds — Redemption and Purchase".

Lock up	The Issuer has, subject to certain exceptions, agreed not to issue Ordinary Shares or certain related securities for a limited period after the Closing Date. See "Part 11 — Subscription and Sale".
Taxation	Payments in respect of Bonds will be made subject to any withholding or deduction for or on account of taxes required by law. **The Issuer will not be required to pay any additional or further amounts to Bondholders in respect of such withholding or deduction.** See "Part 2 — Terms and Conditions of the Bonds — Taxation".
Governing Law	The Bonds and the Trust Deed constituting the Bonds will be governed by English Law.
Trustee	Deutsche Trustee Company Limited, whose registered office is at Winchester House, 1 Great Winchester Street, London EC2N 2DB.
Listing and Trading	The Issuer has applied for the Bonds to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. The Ordinary Shares trade on the London Stock Exchange's market for listed securities under the symbol "LII".
Use of Proceeds	The estimated net cash proceeds to be raised in connection with the issue of the Bonds, after the expenses of the issue, will amount to approximately £233,500,000. Such proceeds will be used to fund the Group's capital expenditure programme and for its general corporate purposes.
ISIN	XS0176967262
Common Code	017696726
Selling Restrictions	United Kingdom, United States, Japan, Belgium, The Netherlands and Jersey.

The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds, which will be incorporated by reference into the Permanent Global Bond and endorsed on the Bonds in definitive form (if issued):

The issue of the £240,000,000 3.95 per cent. Convertible Bonds due 2010 (the "**Bonds**", which expression shall, unless otherwise indicated, include any further bonds issued in accordance with Condition 15 and consolidated and forming a single series with the Bonds) of Liberty International PLC (the "**Issuer**") was authorised by a resolution of the Board of Directors of the Issuer passed on 15 September 2003 and resolutions of a committee of the Board of Directors of the Issuer passed on 17 September 2003 and 9 October 2003. The Bonds are constituted by a trust deed dated 16 October 2003 (the "**Trust Deed**") between the Issuer and Deutsche Trustee Company Limited (the "**Trustee**", which expression shall include all persons who for the time being are trustee or trustees under the Trust Deed) as Trustee for the holders of the Bonds (the "**Bondholders**"). The statements set out in these Terms and Conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the forms of the Bonds in both global and definitive form. The Bondholders and the holders of the Coupons (as defined below) (the "**Couponholders**") are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and those applicable to them of the Paying and Conversion Agency Agreement dated 16 October 2003 (the "**Agency Agreement**") relating to the Bonds between the Issuer, the Trustee, HSBC Bank plc (the "**Principal Paying and Conversion Agent**", which expression shall include any successor as Principal Paying and Conversion Agent under the Agency Agreement) and the other Paying and Conversion Agents for the time being (such persons, together with the Principal Paying and Conversion Agent, unless the context otherwise requires, being referred to below as the Paying and Conversion Agents, which expression shall include their successors as Paying and Conversion Agents under the Agency Agreement). Copies of each of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at the date of issue hereof at Winchester House, 1 Great Winchester Street, London EC2N 2DB) and at the specified offices of the Paying and Conversion Agents.

Capitalised terms used but not defined in these Conditions shall have the meanings attributed to them in the Trust Deed unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination and Title

(a) Form and Denomination

The Bonds are in bearer form, serially numbered, in the denomination of £1,000 each with interest coupons ("**Coupons**") attached on issue. Each Bond will entitle the holder to convert such Bond into registered ordinary shares in the share capital of the Issuer ("**Ordinary Shares**") as described in Condition 6.

(b) Title

Title to the Bonds and Coupons will pass by delivery. The holder of any Bond or Coupon will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss) and no person will be liable for so treating the holder.

The Bonds will be represented initially by the Temporary Global Bond, without Coupons attached, which will be deposited with a common depositary for Euroclear and Clearstream, Luxembourg. The Temporary Global Bond will be exchangeable for the Permanent Global Bond, without Coupons attached, on or after a date which is expected to be 25 November 2003 upon certification as to non-U.S. beneficial ownership. The Permanent Global Bond will be exchangeable for Bonds in definitive form, with Coupons attached, only in the limited circumstances set out therein. See "Part 3 — Summary of Provisions relating to the Bonds while in Global Form".

Bonds and Coupons will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

2 Status of the Bonds

The Bonds and the Coupons are direct, unsubordinated and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and shall at all times rank *pari passu*, without any preference among themselves and (subject as aforesaid) with all its other present and future unsubordinated and unsecured obligations but, in the event of insolvency, only to the extent permitted by applicable laws relating to creditors' rights.

3 Negative Pledge

(a) So long as any of the Bonds remains outstanding (as defined in the Trust Deed), the Issuer will ensure that no Relevant Indebtedness (as defined below) of the Issuer or any of its Subsidiaries and no guarantee by the Issuer or any of its Subsidiaries of any Relevant Indebtedness of any other person will be secured by any mortgage, charge, lien, pledge or other security interest (each a "**Security Interest**") upon, or with respect to, all or any of the present or future business, undertaking, assets or revenues (including any uncalled capital) of the Issuer or any of its Subsidiaries unless the Issuer shall, before or at the same time as the creation of the Security Interest, take any and all action necessary to ensure that:

(i) all amounts payable by it under the Bonds, the Coupons and the Trust Deed are secured equally and rateably with the Relevant Indebtedness or guarantee, as the case may be, by the Security Interest to the satisfaction of the Trustee; or

(ii) such other Security Interest or guarantee or other arrangement (whether or not including the giving of a Security Interest) is provided either (A) as the Trustee shall in its absolute discretion deem not materially less beneficial to the interests of the Bondholders or (B) as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders,

save that the Issuer or any of its Subsidiaries may create or have outstanding a Security Interest in respect of Relevant Indebtedness and/or guarantees given by the Issuer or any of its Subsidiaries in respect of Relevant Indebtedness of any other person (without the obligation to provide a Security Interest or guarantee or other arrangement in respect of the Bonds, the Coupons and the Trust Deed as aforesaid) where such Security Interest is in respect of a company or other entity becoming a Subsidiary of the Issuer after 13 October 2003 and where such Security Interest exists at the time that company or other entity becomes a Subsidiary of the Issuer (provided that such Security Interest was not created in contemplation of such company or other entity becoming a Subsidiary of the Issuer) and any Security Interest thereafter created in substitution for such original Security Interest, by the same grantor as of such original Security Interest, which is created over or secured on assets whose value immediately prior to such substitution, in the opinion of the Trustee, does not materially exceed the then current value of the assets subject to such original Security Interest.

(b) For the purposes of these Conditions:

(i) "**Excluded Subsidiary**" means any Subsidiary of the Issuer:

(a) whose principal assets and business are constituted by the ownership, acquisition, development and/or operation of assets or contracts;

(b) whose indebtedness for borrowed money comprises Project Finance Indebtedness only; and

(c) which has been designated as such by the Issuer by a certificate addressed to the Trustee and signed by two Directors of the Issuer,

provided that any Excluded Subsidiary that fails to comply with (b) shall immediately cease to be an Excluded Subsidiary;

(ii) "**Group**" means the Issuer and all its Subsidiaries from time to time and "**member of the Group**" shall be construed accordingly;

(iii) "**indebtedness for borrowed money**" means any present or future indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (A) money borrowed, (B) liabilities under or in respect of any acceptance or acceptance credit or

(C) any notes, bonds, debentures, debenture stock, loan stock or other debt securities offered, issued or distributed by way of public offer, private placing, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash;

(iv) "**Project Finance Indebtedness**" means any indebtedness for borrowed money to finance the ownership, acquisition, development and/or operation of an asset or assets in respect of which the person or persons to whom any such indebtedness for borrowed money is or may be owed by the relevant borrower (whether or not a member of the Group) has or have no recourse whatsoever to any member of the Group (other than an Excluded Subsidiary) for the repayment thereof except for:

(a) recourse to any shareholder or the like in the borrower over its shares or the like (in each case, to the extent paid up) in the capital of or shareholder loans or the like (in each case, to the extent drawn) to the borrower to secure such indebtedness for borrowed money; and/or

(b) recourse to a member of the Group, under any form of assurance, undertaking or support, which recourse is limited to a claim for damages (other than liquidated damages and damages required to be calculated in a specified way) for breach of an obligation (not being a payment obligation or an obligation to procure payment by another or an indemnity in respect thereof or an obligation to comply or to procure compliance by another with any financial ratios or other tests of financial condition) by the person against whom such recourse is available;

(v) "**Relevant Indebtedness**" means any present or future indebtedness (whether being principal, premium, interest or other amounts) in the form of or represented by notes, bonds, debentures, debenture stock, loan stock or other debt securities offered, issued or distributed by way of public offer, private placing, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, and which with the agreement of the person issuing the same, are quoted, listed or ordinarily dealt in on any stock exchange or recognised over-the-counter or other securities market, but shall in any event not include Project Finance Indebtedness;

(vi) "**Subsidiary**" means a subsidiary within the meaning of section 736 of the Companies Act 1985; and

(vii) any reference to an obligation being guaranteed shall include a reference to an indemnity being given in respect of the obligation.

4 Interest

(a) Interest Rate

The Bonds bear interest from (and including) 16 October 2003 (the "**Closing Date**") at the rate of 3.95 per cent. per annum payable semi-annually in equal instalments in arrear on 31 March and 30 September in each year (each an "**Interest Payment Date**"), except that the first payment of interest, to be made on 31 March 2004, will be in respect of the period from (and including) the Closing Date to (but excluding) 31 March 2004 and will amount to £18.10 per Bond.

(b) Interest Accrual

Each Bond will cease to bear interest (i) when the Conversion Right (as defined in Condition 5) shall have been exercised by a Bondholder (or, in the case of exercise of the Conversion Right by the Trustee pursuant to Condition 5(f), the Trustee) from, and including, the Interest Payment Date immediately preceding the relevant Conversion Date or, if none, the Closing Date (subject in any case as provided in Condition 5(h)), or (ii) from, and including, the due date for redemption thereof unless, upon due presentation of the relevant Bond, payment of principal is improperly withheld or refused. In such event such Bond shall continue to bear interest at the aforesaid rate (both before and after judgment) until whichever is the earlier of (1) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant Bondholder, and (2) the day seven days after the Trustee or the Principal Paying and Conversion Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day

(except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).

If interest is required to be calculated for a period of less than one year (other than a semi-annual period), it will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

5 Conversion of Bonds into Ordinary Shares

(a) Conversion Period and Conversion Price

Subject as provided in Condition 5(d), each Bond shall entitle the holder to convert (such right a "**Conversion Right**") such Bond into Ordinary Shares in the capital of the Issuer, credited as fully paid. A Bondholder may exercise the Conversion Right in respect of a Bond by delivering such Bond to the specified office of any Paying and Conversion Agent in accordance with Condition 5(e) whereupon the Issuer shall, subject as provided in Condition 5(d), issue to the Bondholder Ordinary Shares credited as paid up in full as provided in this Condition 5. Subject to, and in compliance with, the provisions of these Conditions, the Conversion Right in respect of a Bond may be exercised, at the option of the holder thereof, at any time (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from 26 November 2003 to the close of business (at the place where the relevant Bond is delivered for conversion) on the date falling seven days prior to the Final Maturity Date (as defined in Condition 6(a)) (both days inclusive) or, if the Bonds shall have been called for redemption pursuant to Condition 6(b) prior to the Final Maturity Date, then up to the close of business (at the place aforesaid) on the seventh day before the date fixed for redemption thereof, unless, in any such case, there shall be default in making payment in respect of such Bond on such date fixed for redemption, in which event the Conversion Right shall extend (unless already exercised by the Trustee pursuant to Condition 5(f)) up to the close of business (at the place aforesaid) on the date on which the full amount of such payment becomes available for payment and notice of such availability has been duly given in accordance with Condition 16 or, if earlier, the Final Maturity Date, provided that in each case if the final such date for the exercise of Conversion Rights is not a business day at the place aforesaid then the period for exercise of the Conversion Right by Bondholders shall end on the immediately preceding business day at the place aforesaid. The period during which Conversion Rights may be exercised by a Bondholder is referred to as the "**Conversion Period**". As used in these Conditions with respect to any place, "**business day**" means a day (other than a Saturday or Sunday) on which commercial banks are open for business in such place.

A Conversion Right may not be exercised following the giving of notice by the Trustee pursuant to Condition 11.

The number of Ordinary Shares to be issued on exercise of a Conversion Right shall be determined by dividing the principal amount of the relevant Bonds by the conversion price (the "**Conversion Price**") in effect on the relevant Conversion Date. The initial Conversion Price is £8.00 per Ordinary Share. The Conversion Price is subject to adjustment in the circumstances described in Condition 5(b).

Fractions of Ordinary Shares will not be issued on conversion or pursuant to Condition 5(c) and no cash payment will be made in lieu thereof. However, if the Conversion Right in respect of more than one Bond is exercised at any one time such that Ordinary Shares to be issued on conversion or pursuant to Condition 5(c) are to be registered in the same name, the number of such Ordinary Shares to be issued in respect thereof shall be calculated on the basis of the aggregate principal amount of such Bonds. Where the Trustee shall have exercised its rights pursuant to Condition 5(f) of the Bonds, all relevant Bonds for the purpose of the immediately preceding sentence shall be deemed to be held by one person.

The Issuer will procure that Ordinary Shares to be issued on conversion will be issued to the holder of the Bonds completing the relevant Conversion Notice or his nominee or, where they are to be issued to the Trustee pursuant to Condition 5(f) of the Bonds, the Trustee or its nominee on behalf of the relevant Bondholders. Such Ordinary Shares will be deemed to be issued as of the relevant Conversion Date. Any Additional Ordinary Shares (as defined in Condition 5(c)) will be deemed to be issued as of the relevant Reference Date (as defined in Condition 5(e)).

(b) Adjustment of Conversion Price

Upon the happening of any of the events described below, the Conversion Price shall be adjusted as follows:

(i) *Consolidation or subdivision:* If and whenever there shall be an alteration to the nominal value of the Ordinary Shares as a result of consolidation or subdivision or other alteration, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such alteration by the following fraction:

$$\frac{A}{B}$$

where:

A is the nominal amount of one Ordinary Share immediately after such alteration; and

B is the nominal amount of one Ordinary Share immediately before such alteration.

Such adjustment shall become effective on the date the alteration takes effect.

(ii) *Capitalisation of profits or reserves:* If and whenever the Issuer shall issue any Ordinary Shares credited as fully paid to the holders of Ordinary Shares (the "**Shareholders**") by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve) other than any such Ordinary Shares issued instead of the whole or part of a cash dividend which the Shareholders concerned would or could otherwise have received, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

$$\frac{A}{B}$$

where:

A is the aggregate nominal amount of the issued Ordinary Shares immediately before such issue; and

B is the aggregate nominal amount of the issued Ordinary Shares immediately after such issue.

Such adjustment shall become effective on the date of issue of such Ordinary Shares.

(iii) *Capital Distribution:* If and whenever the Issuer shall pay or make any Capital Distribution (as defined below) to the Shareholders, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such Capital Distribution by the following fraction:

$$\frac{A-B}{A}$$

where:

A is the Current Market Price (as defined below) of one Ordinary Share on the dealing day (as defined below) immediately preceding the date of the first public announcement of the relevant Dividend or, in the case of a purchase of Ordinary Shares, on which such Ordinary Shares are purchased; and

B is the portion of the Fair Market Value (as defined below) with such portion being determined by dividing the Fair Market Value of the aggregate Capital Distribution by the number of Ordinary Shares entitled to receive the relevant Dividend (or, in the case of a purchase of Ordinary Shares by or on behalf of the Issuer, by the number of Ordinary Shares issued and outstanding immediately prior to such purchase), of the Capital Distribution attributable to one Ordinary Share.

Such adjustment shall become effective on the date on which such Capital Distribution is made.

As used in this Condition 5(b):

"**Capital Distribution**" means (a) any Dividend which is expressed by the Issuer or declared by the Board of Directors of the Issuer to be a capital distribution, extraordinary dividend, extraordinary distribution, special dividend, special distribution or return of value to shareholders of the Issuer or any analogous or similar term, in which case the Capital Distribution shall be the Fair Market Value (as determined at the date of announcement of the relevant Dividend) of such Dividend or (b) the portion determined as set out below of any Dividend made or paid in the Relevant Period if the Fair Market Value (as determined at the date of announcement of the relevant Dividend) of the proposed Dividend per Ordinary Share, together with the Fair Market Value (as determined at the date of announcement of the relevant Dividend) per Ordinary Share of any other Dividend or Dividends on the Ordinary Shares made or paid in the Relevant Period (disregarding for such purpose any amount previously determined to be a Capital Distribution in respect of that Relevant Period) exceeds the amount shown below in respect of such Relevant Period:

Relevant Period	Amount
Closing Date to 30 September 2004	30.00 pence
1 October 2004 to 30 September 2005	32.25 pence
1 October 2005 to 30 September 2006	34.67 pence
1 October 2006 to 30 September 2007	37.27 pence
1 October 2007 to 30 September 2008	40.06 pence
1 October 2008 to 30 September 2009	43.07 pence
1 October 2009 to 30 September 2010	46.30 pence

in which case the amount of such Capital Distribution shall be the amount of such excess.

In making any such calculation, such adjustments (if any) shall be made as a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) may consider appropriate to reflect any consolidation or subdivision of any Ordinary Shares or the issue of Ordinary Shares by way of capitalisation of profits or reserves or any change in the number of Ordinary Shares in issue in relation to the Relevant Period in question, or any like or similar event.

"**Dividend**" means any dividend or distribution, whether of cash, assets or other property, and whenever paid or made and however described (and for these purposes a distribution of assets includes without limitation an issue of shares or other securities credited as fully or partly paid up by way of capitalisation of profits or reserves) provided that:

(a) where a cash Dividend is announced which is to be, or may at the election of a holder or holders of Ordinary Shares be, satisfied by the issue or delivery of Ordinary Shares or other property or assets, then, for the purposes of the above definition, the Dividend in question shall be treated as a Dividend of (i) such cash Dividend or (ii) of the Fair Market Value (on the date of announcement of such Dividend, or if later the date on which the number of Ordinary Shares (or amount of property or assets, as the case may be) which may be issued or delivered in satisfaction of such Dividend is determined) of such Ordinary Shares or other property or assets (or which would be issued if all holders of Ordinary Shares elected therefor, regardless of whether any such election is made) if such Fair Market Value is greater than the Fair Market Value of such cash Dividend;

(b) any issue of Ordinary Shares falling within Condition 5(b)(ii) shall be disregarded; and

(c) a purchase or redemption of share capital by the Issuer shall not constitute a Dividend unless in the case of purchases of Ordinary Shares by or on behalf of the Issuer, the weighted average price per Ordinary Share (before expenses) on any one day in respect of such purchases exceeds by more than 5 per cent. the closing price of the Ordinary Shares on the London Stock Exchange on the immediately preceding dealing day as derived from the Daily Official List of the London Stock Exchange at the opening of business either (1) on that day, or (2) where an announcement (excluding for the avoidance of doubt for these purposes, any general authority for such purchases or

redemptions approved by a general meeting of Shareholders of the Issuer or any notice convening such a meeting of Shareholders) has been made of the intention to purchase Ordinary Shares at some future date at a specified price, on the dealing day immediately preceding the date of such announcement and, if in the case of either (1) or (2), the relevant day is not a dealing day, the immediately preceding dealing day, in which case such purchase shall be deemed to constitute a Dividend to the extent that the aggregate price paid (before expenses) in respect of such Ordinary Shares purchased by or on behalf of the Issuer exceeds the product of (A) 105 per cent. of the closing price of the Ordinary Shares and (B) the number of Shares so purchased.

"**Fair Market Value**" means, with respect to any property on any date, the fair market value of that property as determined in good faith by a bank of international repute in London selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) provided, that (i) the Fair Market Value of a cash Dividend paid or to be paid shall be the amount of such cash Dividend; (ii) the Fair Market Value of any other cash amount shall be the amount of such cash; (iii) where options, warrants or other rights are publicly traded in a market of adequate liquidity (as determined by a bank of international repute in London selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed)) the Fair Market Value of such options, warrants or other rights shall equal the arithmetic mean of the daily closing prices of such options, warrants or other rights during the period of five trading days on the relevant market commencing on the first such trading day such options, warrants or other rights are publicly traded, or such shorter period as such options, warrants or other rights are publicly traded; (iv) where options, warrants or other rights are not publicly traded (as aforesaid), the Fair Market Value of such options, warrants or other rights will be as determined in good faith by a bank of international repute in London selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) on the basis of a commonly accepted market valuation method and taking into account of such factors as it considers appropriate, including the market price per Ordinary Share, the dividend yield of an Ordinary Share, the volatility of such market price, prevailing interest rates and the terms of such options, warrants or other rights, including as to expiry date, and exercise price (if any) thereof; and (v) in the case of (i) converted into sterling (if declared or paid in a currency other than sterling) at the rate of exchange used to determine the amount payable to Shareholders who were paid or are to be paid the cash Dividend in sterling; and in any other case, converted into sterling (if expressed in a currency other than sterling) at such rate of exchange as may be determined in good faith by a bank of international repute in London selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) to be the spot rate ruling at the close of business on that date (or if no such rate is available on that date the equivalent rate on the immediately preceding date on which such a rate is available); provided that for the purposes of determining Fair Market Value under Condition 5(b)(v), references in this definition to options, warrants or other rights shall be deemed to be to the entitlement to such options, warrants or other rights, as the case may be.

(iv) *Rights issues of Ordinary Shares or options over Ordinary Shares:* If and whenever the Issuer shall issue Ordinary Shares to Shareholders as a class by way of rights, or issue or grant to Shareholders as a class by way of rights, options, warrants or other rights to subscribe for or purchase any Ordinary Shares, in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of the issue or grant of such Ordinary Shares, options, warrants or other rights, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate amount (if any) payable for the Ordinary Shares issued by way of rights, or for the options or warrants or other rights issued by way of rights and for the total number of Ordinary Shares comprised therein would purchase at such Current Market Price per Ordinary Share; and

C is the number of Ordinary Shares issued or, as the case may be, the maximum number of Ordinary Shares which may be issued upon exercise of such options, warrants or rights.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(v) *Rights issues of other securities:* If and whenever the Issuer shall issue any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase any Ordinary Shares) to Shareholders as a class by way of rights or grant to Shareholders as a class by way of rights any options, warrants or other rights to subscribe for or purchase any securities (other than Ordinary Shares or options, warrants or other rights to subscribe for or purchase Ordinary Shares), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue or grant by the following fraction:

$$\frac{A-B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the first date on which the terms of such issue or grant are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the rights attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights, ex-options or ex-warrants on the London Stock Exchange.

(vi) *Issues of Ordinary Shares etc. at less than Current Market Price:* If and whenever the Issuer shall issue (otherwise than as mentioned in Condition 5(b)(iv) above) wholly for cash any Ordinary Shares (other than Ordinary Shares issued on the exercise of Conversion Rights or on the exercise of any rights of conversion into, or exchange or subscription for, Ordinary Shares), or issue or grant (otherwise than as mentioned in Condition 5(b)(iv) above) wholly for cash or for no consideration any options, warrants or other rights to subscribe for or purchase any Ordinary Shares (other than the Bonds, which term shall exclude for this purpose any further bonds issued pursuant to Condition 15 of the Bonds and consolidated and forming a single series with the Bonds), in each case at a price per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Ordinary Shares in issue immediately before such announcement;

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the issue of such additional Ordinary Shares or, as the case may be, for the Ordinary Shares to be issued or otherwise made available upon the exercise of any such options, warrants or rights, would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued pursuant to such issue of such additional Ordinary Shares or, as the case may be, upon exercise of such options, warrants or rights.

Such adjustment shall become effective on the date of issue of such additional Ordinary Shares or, as the case may be, the grant of such options, warrants or rights.

(vii) *Other issues at less than Current Market Price:* If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity (otherwise than as mentioned in Conditions 5(b)(iv), (v) or (vi) above) shall issue wholly for cash or for no consideration any securities (other than the Bonds, which term shall for this purpose exclude any further bonds issued pursuant to Condition 15 of the Bonds and consolidated and forming a single series with the Bonds) which by their terms of issue carry (directly or indirectly) rights of conversion into, or exchange or subscription for, Ordinary Shares issued or to be issued by the Issuer (or shall grant any such rights in respect of existing securities so issued) or securities which by their terms might be redesignated as Ordinary Shares, and the consideration per Ordinary Share receivable upon conversion, exchange, subscription or redesignation is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the first public announcement of the terms of issue of such securities (or the terms of such grant), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such issue (or grant) by the following fraction:

$$\frac{A+B}{A+C}$$

where:

A is the number of Ordinary Shares in issue immediately before such issue or grant (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued by the Issuer for the purposes of or in connection with such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to such securities or, as the case may be, for the Ordinary Shares to be issued or to arise from any such redesignation would purchase at such Current Market Price per Ordinary Share; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such right of subscription attached thereto at the initial conversion, exchange or subscription price or rate or, as the case may be, the maximum number of Ordinary Shares to be issued or to arise from any such redesignation.

provided that if at the time of issue of the relevant securities or date of grant of such rights (the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or, as the case may be, such securities are redesignated or at such other time as may be provided) then for the purposes of this Condition 5(b)(vii), "**C**" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange, subscription, purchase or acquisition or, as the case may be, redesignation had taken place on the Specified Date.

Such adjustment shall become effective on the date of issue of such securities or, as the case may be, the grant of such rights.

(viii) *Modification of rights of conversion:* If and whenever there shall be any modification of the rights of conversion, exchange or subscription attaching to any such securities (other than the Bonds and any further bonds issued pursuant to Condition 15 of the Bonds and forming a

single series therewith) as are mentioned in Condition 5(b)(vii) above (other than in accordance with the terms (including terms as to adjustment) applicable to such securities upon issue) so that following such modification the consideration per Ordinary Share receivable has been reduced and is less than 95 per cent. of the Current Market Price per Ordinary Share on the dealing day last preceding the date of the first public announcement of the proposals for such modification, the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by the following fraction:

$$\frac{A + B}{A + C}$$

where:

A is the number of Ordinary Shares in issue immediately before such modification (but where the relevant securities carry rights of conversion into or rights of exchange or subscription for Ordinary Shares which have been issued by the Issuer for the purposes of or, in connection with such issue, less the number of such Ordinary Shares so issued);

B is the number of Ordinary Shares which the aggregate consideration (if any) receivable for the Ordinary Shares to be issued or otherwise made available upon conversion or exchange or upon exercise of the right of subscription attached to the securities so modified would purchase at such Current Market Price per Ordinary Share or, if lower, the existing conversion, exchange or subscription price of such securities; and

C is the maximum number of Ordinary Shares to be issued or otherwise made available upon conversion or exchange of such securities or upon the exercise of such rights of subscription attached thereto at the modified conversion, exchange or subscription price or rate but giving credit in such manner as a bank of international repute in London, selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) shall, acting as an expert, consider appropriate for any previous adjustment under this Condition 5(b)(viii) or Condition 5(b)(vii) above,

provided that if at the time of such modification (the "**Specified Date**") such number of Ordinary Shares is to be determined by reference to the application of a formula or other variable feature or the occurrence of any event at some subsequent time (which may be when such securities are converted or exchanged or rights of subscription are exercised or at such other time as may be provided) then for the purposes of this Condition 5(b)(viii), "**C**" shall be determined by the application of such formula or variable feature or as if the relevant event occurs or had occurred as at the Specified Date and as if such conversion, exchange or subscription had taken place on the Specified Date.

Such adjustment shall become effective on the date of modification of the rights of conversion, exchange or subscription attaching to such securities.

(ix) *Other offers to Shareholders:* If and whenever the Issuer or any Subsidiary of the Issuer or (at the direction or request of or pursuant to any arrangements with the Issuer or any Subsidiary of the Issuer) any other company, person or entity shall offer any securities in connection with which offer Shareholders as a class are entitled to participate in arrangements whereby such securities may be acquired by them (except where the Conversion Price falls to be adjusted under Condition 5(b)(iv) above (or would fall to be so adjusted if the relevant issue or grant was at less than 95 per cent. of the Current Market Price per Ordinary Share on the relevant dealing day) or under sub-Condition 5(b)(v) above) the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the making of such offer by the following fraction:

$$\frac{A - B}{A}$$

where:

A is the Current Market Price of one Ordinary Share on the dealing day immediately preceding the date on which the terms of such offer are publicly announced; and

B is the Fair Market Value on the date of such announcement of the portion of the relevant offer attributable to one Ordinary Share.

Such adjustment shall become effective on the first date on which the Ordinary Shares are traded ex-rights on the London Stock Exchange.

(x) *Other events:* If the Issuer (after consultation with the Trustee) determines that an adjustment should be made to the Conversion Price as a result of one or more events or circumstances not referred to above in this Condition 5(b) (even if the relevant event or circumstance is specifically excluded from the operation of Conditions 5(b)(i) to (ix) above), the Issuer shall, at its own expense and acting reasonably, request a bank of international repute in London, selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed), acting as expert, to determine as soon as practicable what adjustment (if any) to the Conversion Price is fair and reasonable to take account thereof and the date on which such adjustment should take effect and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, provided that an adjustment shall only be made pursuant to this Condition 5(b)(x) if such bank is so requested to make such a determination not more than 21 days after the date on which the relevant event or circumstance arises.

Notwithstanding the foregoing provisions, where the circumstances giving rise to any adjustment pursuant to this Condition 5(b) have already resulted or will result in an adjustment to the Conversion Price or where the circumstances giving rise to any adjustment arise by virtue of any other circumstances which have already given or will give rise to an adjustment to the Conversion Price or where more than one event which gives rise to an adjustment to the Conversion Price occurs within such a short period of time that, in the opinion of the Issuer, a modification to the operation of the adjustment provisions is required to give the intended result, such modification shall be made to the operation of the adjustment provisions as may be advised by a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) to be in its opinion appropriate to give the intended result and provided further that, for the avoidance of doubt, the issue of Ordinary Shares pursuant to the exercise of Conversion Rights shall not result in an adjustment to the Conversion Price.

For the purpose of any calculation of the consideration receivable pursuant to Condition 5(b) (vi), (vii) and (viii), the following provisions shall apply:

(a) the aggregate consideration receivable for Ordinary Shares issued for cash shall be the amount of such cash;

(b) (x) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the conversion or exchange of any securities shall be deemed to be the consideration received or receivable for any such securities and (y) the aggregate consideration receivable for Ordinary Shares to be issued or otherwise made available upon the exercise of rights of subscription attached to any securities or upon the exercise of any options, warrants or rights shall be deemed to be that part (which may be the whole) of the consideration received or receivable for such securities or, as the case may be, for such options, warrants or rights which are attributed by the Issuer to such rights of subscription or, as the case may be, such options, warrants or rights or, if no part of such consideration is so attributed or the Trustee so requires by notice in writing to the Issuer, the Fair Market Value of such rights of subscription or, as the case may be, such options, warrants or rights as at the date of the first public announcement of the terms of issue of such securities or, as the case may be, such options, warrants or rights, plus in the case of each of (x) and (y) above, the additional minimum consideration (if any) upon the conversion or exchange of such securities, or upon the exercise of such rights or subscription attached thereto or, as the case may be, upon exercise of such options, warrants or rights (the consideration in all such cases to be determined subject to the provisions in (a) above) and (z) the consideration per Ordinary Share receivable upon the conversion or exchange of, or upon the exercise of such rights of subscription attached to, such securities or, as the case may be, upon the exercise of such options, warrants or rights shall be the aggregate consideration referred to in (x) or (y) above (as the case may be);

(c) if the consideration determined pursuant to (a) or (b) above (or any component thereof) shall be or is expressed in a currency other than pounds sterling, it shall be converted into pounds sterling at such rate of exchange as may be determined in good faith by a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) to be the spot rate ruling at the close of business on the date of the first public announcement of the terms of issue of such securities, divided by the number of Ordinary Shares to be issued upon such conversion or exchange or exercise at the initial conversion, exchange or subscription price or rate; and

(d) in determining consideration pursuant to the above no deduction shall be made for any commissions or fees (howsoever described) or any expenses paid or incurred for any underwriting or placing or management of the issue or relevant Ordinary Share, or otherwise in connection therewith.

As used above:

"**Current Market Price**" means, in respect of an Ordinary Share at a particular date, the mean of the closing prices published in the London Stock Exchange's Daily Official List for one Ordinary Share for the five consecutive dealing days ending on the dealing day immediately preceding such date; provided that if at any time during the said five day period the Ordinary Shares shall have been quoted ex-Dividend (or ex-any other entitlement) and during some other part of that period the Ordinary Shares shall have been quoted cum-Dividend (or cum-any other entitlement) then:

(a) if the Ordinary Shares to be issued do not rank for the Dividend (or entitlement) in question, the quotations on the dates on which the Ordinary Shares shall have been quoted cum-Dividend (or cum-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof reduced by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such Dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom); or

(b) if the Ordinary Shares to be issued do rank for the Dividend in question, the quotations on the dates on which the Ordinary Shares shall have been quoted ex-Dividend (or ex-any other entitlement) shall for the purpose of this definition be deemed to be the amount thereof increased by such similar amount, and provided further that if the Ordinary Shares on each of the said five dealing days have been quoted cum-Dividend (or cum-any other entitlement) in respect of a Dividend which has been declared or announced but the Ordinary Shares to be issued do not rank for that Dividend (or other entitlement) the quotations on each of such dates shall for the purposes of this definition be deemed to be the amount thereof reduced by the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such Dividend or entitlement (excluding any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom),

provided that if such closing prices are not available on one or more of the said five dealing days, then the average of such closing prices which are available in that five dealing day period shall be used (subject to a minimum of two such closing prices) and if only one or no such closing price is available in the relevant period the Current Market Price shall be determined in good faith by a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed).

"**dealing day**" means a day on which the London Stock Exchange is open for business other than a day on which the London Stock Exchange is scheduled to or does close prior to its regular weekday closing time.

"**securities**" includes, without limitation, shares in the share capital of the Issuer and options, warrants or other rights to subscribe for or to purchase or acquire shares in the capital of the Issuer.

References to any issue or offer to Shareholders "**as a class**" or "**by way of rights**" shall be taken to be references to an issue or offer to all or substantially all Shareholders other than Shareholders to whom, by reason of the laws of any territory or requirements of any recognised regulatory body or any the stock exchange in any territory or in connection with fractional entitlements, it is determined not to make such issue or offer.

On any adjustment, the resultant Conversion Price, if not an integral multiple of one penny, shall be rounded down to the nearest whole penny. No adjustment shall be made to the Conversion Price where such adjustment (rounded down if applicable) would be less than one per cent. of the Conversion Price then in effect. Any adjustment not required to be made, and/or any amount by which the Conversion Price has been rounded down, shall be carried forward and taken into account in any subsequent adjustment but such subsequent adjustment shall be made on the basis that the adjustment nor required to be made has been made at the relevant time. Notice of any adjustments shall be given to Bondholders in accordance with Condition 16 of the Bonds as soon as reasonably practicable after the determination thereof.

No adjustment will be made to the Conversion Price where Ordinary Shares or other securities (including rights, warrants or options) are issued, offered, exercised, allotted, appropriated, modified or granted to, or for the benefit of, employees or former employees (including Directors holding or formerly holding executive office or the personal service company of any such person) of the Issuer or any of its Subsidiaries or any associated company of the Issuer or to trustees to be held for the benefit of any such person, in any such case pursuant to any employees' share scheme (as defined in Section 743 of the Companies Act 1985 or any modification or re-enactment thereof).

(c) Retroactive Adjustments

If the Conversion Date in relation to any Bond shall be after the record date for any such issue, distribution, grant of offer (as the case may be) as is mentioned in Condition 5(b)(ii) to (v) and (ix), or any such issue as is mentioned in Condition 5(b)(vi) and (vii) which is made to the Shareholders or any of them, but before the relevant adjustment becomes effective under Condition 5(b) (such adjustment, a "**Retroactive Adjustment**"), the Issuer shall (conditional upon the relevant adjustment becoming effective) procure that there shall be issued to the converting Bondholder, in accordance with the instructions contained in the Conversion Notice (subject to any applicable exchange control or other laws or other regulations), such additional number of Ordinary Shares (if any) (the "**Additional Ordinary Shares**") as, together with the Ordinary Shares issued or to be issued on conversion of the relevant Bond and any fraction of an Ordinary Share not so issued, is equal to the number of Ordinary Shares which would have been required to be issued on conversion of such Bond if the relevant adjustment (more particularly referred to in the said provisions of Condition 5(b)) to the Conversion Price had in fact been made and become effective immediately after the relevant record date. Such additional Ordinary Shares will be allotted within one month after the relevant Conversion Date or, if later, within one month after the date of issue of Ordinary Shares or other securities if the adjustment results from the issue of Ordinary Shares.

The Conversion Price may not be reduced so that, on conversion of the Bonds, Ordinary Shares would be issued at a discount to their nominal or par value.

If any doubt shall arise as to the appropriate adjustment to the Conversion Price, and following consultation between the Issuer and a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed), a written opinion of such bank in respect of such adjustment to the Conversion Price shall be conclusive and binding on all concerned, save in the case of manifest or proven error.

(d) Bond Repurchase Election

The Issuer may make an election from time to time (a "**Bond Repurchase Election**") by giving prior notice (a "**Bond Repurchase Election Notice**") to the Trustee and the Bondholders that it will purchase, or procure the purchase of, any Bonds which are the subject of a Conversion Notice and in respect of which the Conversion Date falls on or after the Bond Repurchase Date specified in such Bond Repurchase Election Notice and prior to the Revocation Date specified in any subsequent notice of revocation (a "**Notice of Revocation**") of such Bond Repurchase Election (as provided below). In connection therewith, the Issuer will purchase or procure the purchase of the Bonds which are the subject of each such Conversion Notice by making payment, or procuring that payment be made on its behalf, to the relevant Bondholder or, as the case may be, the Trustee of the Bond Repurchase Price, together with any other amount payable by the Issuer to such Bondholder in respect of or relating to the relevant exercise of Conversion Rights.

The Issuer shall pay the Bond Repurchase Price, or procure that the Bond Repurchase Price is paid, by not later than the fifth dealing day following the end of the Bond Repurchase Calculation

Period or, if that is not a business day in London, the next following such day by a pounds sterling cheque drawn on, or by transfer to a pounds sterling account maintained by the payee with, a bank in London in accordance with instructions contained in the relevant Conversion Notice (as defined in Condition 5(e)).

The Issuer may at any time and from time to time revoke a Bond Repurchase Election by giving a Notice of Revocation to the Trustee and the Bondholders specifying the Revocation Date. The Issuer may exercise its rights as provided above, both to make and to revoke a Bond Repurchase Election, as often as it thinks fit.

"**Bond Repurchase Calculation Period**" means the period of thirty consecutive dealing days commencing on the relevant Conversion Date (or the next dealing day if such date is not a dealing day).

"**Bond Repurchase Date**" means the date specified as such in a Bond Repurchase Election Notice and which shall be not earlier than ten nor later than fifteen days after the date such notice is given.

"**Bond Repurchase Price**" means an amount calculated in accordance with the following formula and which shall be payable to a Bondholder upon an exercise of a Conversion Right, if a Bond Repurchase Election has been made and not revoked and is applicable to such exercise:

$$BRP = \sum_{n=1}^{N} \frac{1}{30} \times S \times Pn$$

where:

BRP = the Bond Repurchase Price;

S = the number of Ordinary Shares (including, for this purpose, any fraction of an Ordinary Share) to which the relevant Bondholder would have been entitled upon exercise of the Conversion Right had a Bond Repurchase Election not been in effect on the relevant Conversion Date;

Pn = the Volume Weighted Average Price of an Ordinary Share on the nth dealing day of the Bond Repurchase Calculation Period; and

N = the number of dealing days in the Bond Repurchase Calculation Period.

"**Revocation Date**" means the date specified as such in a Notice of Revocation and which shall be not earlier than ten nor later than fifteen days after the date such notice is given.

"**Volume Weighted Average Price**" means, in respect of an Ordinary Share on any dealing day, the volume weighted average price of an Ordinary Share appearing as a normal quote on Bloomberg's AQR (average quote recap) (or such other source as shall be determined to be appropriate by a bank of international repute in London selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed)) on such dealing day, provided that:

(i) on any such dealing day such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of an Ordinary Share in respect of such dealing day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding dealing day on which the same can be so determined; and

(ii) if any Dividend or other entitlement in respect of the Ordinary Shares is announced on or prior to the relevant Conversion Date in circumstances where the Record Date or other due date for the establishment of entitlement in respect of such Dividend or other entitlement shall be on or after the relevant Conversion Date and if on such dealing day the price determined as provided above is based on a price ex-Dividend or ex-any other entitlement, then such price shall be increased by an amount equal to the Fair Market Value of any such Dividend or entitlement per Ordinary Share as at the date of announcement of such entitlement or Dividend (excluding, in the case of a Dividend in cash, any associated tax credit and less the tax (if any) falling to be deducted on payment thereof to a resident of the United Kingdom).

(e) Procedure for Conversion

A Conversion Right may be exercised by a Bondholder during the Conversion Period by delivering the relevant Bond to the specified office of any Paying and Conversion Agent, during its usual business hours, accompanied by a duly completed and signed notice of conversion (a "**Conversion Notice**") in the form (for the time being current) obtainable from any Paying and Conversion Agent. Conversion Rights shall be exercised subject in each case to any applicable fiscal or other laws or regulations applicable in the jurisdiction in which the specified office of the Paying and Conversion Agent to whom the relevant Conversion Notice is delivered is located.

A Conversion Right may be exercised only in respect of the whole of the principal amount of a Bond.

A Conversion Notice, once delivered, shall be irrevocable.

The conversion date in respect of a Bond (the "**Conversion Date**") shall be the London business day immediately following the date of such delivery and, if applicable, any payment to be made or indemnity given as provided under these Conditions in connection with the exercise of such Conversion Right or, in the case of a conversion on redemption pursuant to Condition 5(f), the date fixed for redemption pursuant to that Condition save that for the purposes of calculating the amount of interest payable in the case of conversion on redemption pursuant to Condition 5(f), the Conversion Date shall be the date which would have been the Conversion Date had Conversion Rights been exercised by holders of the relevant Unexercised Bonds (as defined in Condition 5(f)) on the last day of the relevant period for exercise of Conversion Rights by such holders pursuant to Condition 5(a). In these Conditions, "**London business day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in London.

Each Bond should be delivered upon exercise of Conversion Rights together with all Coupons relating to it which mature on or after the relevant Conversion Date, failing which the relevant holder will be required to pay the full amount of any such missing Coupon. Each amount so paid will be repaid in the manner specified in Condition 7 against presentation and surrender (or, in the case of part payment only, endorsement) of the relevant missing Coupon at any time after the relevant Conversion Date and before the expiry of ten years after the Relevant Date (as defined in Condition 10) in respect of the relevant Bond (whether or not such a Coupon would otherwise have become void pursuant to Condition 10), but not thereafter.

A Bondholder or the Trustee exercising a Conversion Right must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to in Condition 5(f)) any taxes and capital, stamp, issue and registration duties arising on conversion (other than any taxes or capital duties or stamp duties payable in the United Kingdom by the Issuer in respect of the allotment and issue of Ordinary Shares on conversion, which shall be paid by the Issuer) and such Bondholder or the Trustee (as the case may be) must pay (in the case of the Trustee by means of deduction from the net proceeds of sale referred to as aforesaid) all, if any, taxes arising by reference to any disposal or deemed disposal of a Bond or interest therein in connection with such conversion.

The Ordinary Shares will not be available for issue (i) to, or to a nominee or agent for, Euroclear Bank S.A./N.V. as operator of the Euroclear System or Clearstream Banking, société anonyme or any other person providing a clearance service within the meaning of Section 96 of the Finance Act 1986 of the United Kingdom or (ii) to a person, or nominee or agent for a person, whose business is or includes issuing depositary receipts within the meaning of Section 93 of the Finance Act 1986 of the United Kingdom, in each case at any time prior to the "**abolition day**" as defined in Section 111(1) of the Finance Act 1990 of the United Kingdom.

Ordinary Shares to be issued on conversion of the Bonds (including any Additional Ordinary Shares) will be issued in uncertificated form through the dematerialised securities trading system generated by CRESTCo Limited, known as CREST, unless the relevant Bondholder elects to receive the Ordinary Shares in certificated registered form or, at the time of issue, the Ordinary Shares are not a participating security in CREST. Where Ordinary Shares are to be issued through CREST, they will be delivered to the account specified by the relevant Bondholder in the relevant Conversion Notice by a date which is generally expected to be not later than seven London business days following the relevant Conversion Date (or, in the case of any Additional Ordinary Shares, not later than seven London business days following the date (the "**Reference Date**") on which the

relevant Retroactive Adjustment takes effect). Where Ordinary Shares are to be issued in certificated form, a certificate in respect thereof will be dispatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) to the relevant Bondholder or as it may direct in the relevant Conversion Notice, within 28 days following the relevant Conversion Date or, as the case may be, the Reference Date.

(f) Trustee's Conversion on Redemption

The Trust Deed provides that the Trustee may at its absolute discretion (and without any responsibility for any loss occasioned thereby), within the period commencing on the date five days immediately prior to, and ending at the close of business on the London business day immediately prior to, the date fixed for redemption from time to time of any of the Bonds, elect by notice in writing to the Issuer to convert the aggregate principal amount of Bonds due for redemption on such date and in respect of which Conversion Rights have not been exercised and which have not been duly presented for redemption by the holder thereof before the date of such election ("**Unexercised Bonds**") into Ordinary Shares at the Conversion Price on the Conversion Date if all necessary consents (if any) have been obtained and the Trustee is satisfied or is advised by a bank of international repute in London appointed by the Trustee that the net proceeds of an immediate sale of the Ordinary Shares arising from such conversion (disregarding any liability (other than a liability of the Trustee) to taxation or the payment of any capital, stamp duty, issue or registration duties consequent thereon and disregarding whether a Bond Repurchase Election will or may be in effect) would be likely to exceed by 5 per cent. or more the aggregate amount of redemption moneys and interest which would otherwise be payable in respect of such Unexercised Bonds.

Save as provided in Condition 5(h), no interest shall accrue from the Interest Payment Date immediately preceding the Conversion Date (or, if such date falls before the first Interest Payment Date, since the Closing Date) in respect of such Unexercised Bonds in respect of which the Trustee's election as aforesaid shall have been made.

All of the Ordinary Shares issued on such conversion shall be sold by, or on behalf of, the Trustee as soon as practicable, and (subject to any necessary consents being obtained and to the deduction by the Trustee of any amount which it determines to be payable in respect of its liability to taxation and the payment of any capital, stamp, issue or registration duties (if any) and any costs incurred by the Trustee in connection with the allotment and sale thereof) the net proceeds of sale together with accrued interest (if any) in respect of such Unexercised Bonds shall be held by the Trustee and distributed rateably to the holders of such Unexercised Bonds in accordance with Condition 7.

If a Bond Repurchase Election is in effect on the relevant Conversion Date pursuant to and in accordance with Condition 5(d), upon any exercise by the Trustee of its right contained in this Condition 5(f) the aggregate Bond Repurchase Price in respect of the Unexercised Bonds (together with any other amounts payable by the Issuer to the Trustee under these Conditions and the terms of the Trust Deed) shall be held by the Trustee and distributed rateably to the holders of the Unexercised Bonds in accordance with the Trust Deed.

If the date fixed for redemption in respect of such Unexercised Bonds falls during a period commencing on an Interest Payment Date and ending on the date falling seven days after such Interest Payment Date (both dates inclusive) a sum equal to the interest payable on that Interest Payment Date in respect of such Unexercised Bonds and which has been paid to the holders thereof will be deducted from the net proceeds of sale payable to the relevant holder and shall be paid to the Issuer. The amount of such net proceeds of sale payable to a holder of Unexercised Bonds pursuant to this Condition 5(f) shall be treated for all purposes as the full amount due from the Issuer in respect of the Unexercised Bonds.

The Trustee shall have no liability in respect of the exercise or non exercise of its discretion pursuant to this Condition 5(f) or the timing of such exercise or in respect of any such sale of Ordinary Shares, whether for the timing of any such sale or the price at which any such Ordinary Shares are sold or the inability to sell any such Ordinary Shares.

(g) Ordinary Shares

(i) The Ordinary Shares issued upon conversion of the Bonds will be fully paid and non-assessable and will in all respects rank *pari passu* with the fully paid Ordinary Shares in issue

on the relevant Conversion Date, or, in the case of Additional Ordinary Shares, on the relevant Reference Date (except in any such case for any right excluded by mandatory provisions of applicable law) except that the Ordinary Shares or, as the case may be, the Additional Ordinary Shares so issued will not rank for any rights, distributions or payments the record date or other due date for the establishment of entitlement for which falls prior to the relevant Conversion Date or, as the case may be, the relevant Reference Date.

(ii) Save as provided in Condition 5(h), no payment or adjustment shall be made on conversion for any interest which otherwise would have accrued on the relevant Bonds since the Interest Payment Date last preceding the Conversion Date relating to such Bonds (or, if such Conversion Date falls before the first Interest Payment Date, since the Closing Date).

(iii) For the purposes of this Condition 5: (i) references to the "issue" of Ordinary Shares shall include the transfer and/or delivery of Ordinary Shares by the Issuer or any of its Subsidiaries (as defined in Condition 3), whether newly issued and allotted or previously existing; and (ii) Ordinary Shares held by the Issuer or any of its Subsidiaries shall not be treated or considered as in "issue".

(h) Interest on Conversion

If any notice requiring the redemption of any Bonds is given pursuant to Condition 6(b) on or after the fifteenth business day prior to a record date which has occurred since the last Interest Payment Date (or if none, the Closing Date) (whether such notice is given before, on or after such record date) in respect of any dividend or distribution payable in respect of the Ordinary Shares where such notice specifies a date for redemption falling on or prior to the date which is 14 days after the Interest Payment Date next following such record date, interest shall accrue on Bonds in respect of which Conversion Rights shall have been exercised or in respect of which the Trustee shall have exercised its rights pursuant to Condition 5(f) and in any such case in respect of which the Conversion Date falls after such record date and on or prior to the Interest Payment Date next following such record date in respect of such dividend or distribution, in each case from (and including) the preceding Interest Payment Date (or, if such Conversion Date falls before the first Interest Payment Date, from the Closing Date) to (but excluding) such Conversion Date. The Issuer shall pay any such interest or procure that any such interest is paid by not later than 14 days after the relevant Conversion Date by pounds sterling cheque drawn on, or by transfer to a sterling account maintained with, a bank in London in accordance with instructions given by the relevant Bondholder.

(i) Additional Cash Amount

If there is a Retroactive Adjustment to the Conversion Price following the exercise of Conversion Rights by a Bondholder, and the Bond Repurchase Election was in effect on the relevant Conversion Date, the Issuer shall pay to the relevant Bondholder by way of an increase in the Bond Repurchase Price of the relevant Bonds an additional amount (the "**Additional Cash Amount**") equal to the Market Price (as defined below) of the Additional Ordinary Shares on the Reference Date.

The Issuer shall pay the Additional Cash Amount not later than seven days following the Reference Date by sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a bank in London in accordance with instructions given by the relevant Bondholder.

"**Additional Ordinary Shares**" means the number of Additional Ordinary Shares (including, for this purpose, any fraction of an Ordinary Share) which would have been issued to the relevant Bondholder or, as the case may be, the Trustee as a result of a Retroactive Adjustment to the Conversion Price (where a Bond Repurchase Election was in effect on the relevant Conversion Date).

"**Market Price**" means on any day, the Volume Weighted Average Price of an Ordinary Share on such day (or, if that is not a dealing day, on the next following dealing day).

(j) Purchase or Redemption by the Issuer of its Own Shares

The Issuer may exercise such rights as it may from time to time enjoy to purchase or redeem its own shares (including Ordinary Shares) without the consent of Bondholders or Couponholders.

(k) Issuer to Notify Bondholders of Adjustments to Conversion Price

Notice of any adjustments to the Conversion Price shall be given to Bondholders in accordance with Condition 16 as soon as practicable after determination thereof.

6 Redemption and Purchase

(a) Final Redemption

Unless previously purchased and cancelled, redeemed or converted as herein provided, the Bonds will be redeemed at their principal amount on 30 September 2010 (the "**Final Maturity Date**"). The Bonds may only be redeemed at the option of the Issuer prior to the Final Maturity Date in accordance with Condition 6(b).

(b) Redemption at the Option of the Issuer

On giving not less than 30 nor more than 90 days' notice (an "**Optional Redemption Notice**") to the Trustee and the Bondholders in accordance with Condition 16, the Issuer may redeem all but not some only of the Bonds for the time being outstanding at their principal amount together with interest accrued up to (but excluding) the date fixed for redemption, (i) at any time after 14 October 2008 (or, if such day is not a London business day, the next following such day) provided that the closing price of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for 20 dealing days within the 30 dealing day period ending on the fourteenth day prior to the date on which the relevant Optional Redemption Notice is given to Bondholders as provided above shall have been at least 120 per cent. of the average of the Conversion Prices (as adjusted) in effect (or deemed to be in effect) on each such dealing day, or (ii) at any time if prior to the date on which the relevant Optional Redemption Notice is given, Conversion Rights shall have been exercised and/or purchases (and corresponding cancellations) effected in respect of 85 per cent. or more in principal amount of the Bonds originally issued.

For the purposes of the above, if on any dealing day in such 30 dealing day period as mentioned above the Ordinary Shares shall have been quoted cum-dividend then the closing price on each dealing day on which the Ordinary Shares shall have been quoted "cum-dividend" shall be deemed to be the amount thereof reduced by an amount equal to the amount of that dividend per Ordinary Share (excluding any associated tax credit and less the tax (if any) failing to be deducted on payment thereof to a resident of the United Kingdom).

For the purposes of this Condition 6(b), the principal amount of the Bonds originally issued shall be the aggregate of the principal amount of the Bonds and the principal amount of any further bonds issued pursuant to Condition 15 and consolidated and forming a single series with the Bonds, but shall not take account of any Conversion Rights exercised or purchases and corresponding cancellations.

Any Optional Redemption Notice shall be irrevocable. Any such notice shall specify (x) the Optional Redemption Date, (y) the Conversion Price, the aggregate principal amount of the Bonds outstanding and the closing price of the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange, in each case as at the latest practicable date prior to the publication of the Optional Redemption Notice, and (z) the last day on which Conversion Rights may be exercised by Bondholders.

This Condition 6(b) shall not apply to any Bonds in respect of which Put Notices (as defined in Condition 6(c)) shall have been delivered pursuant to Condition 6(c) before the date on which the Optional Redemption Notice is delivered as described above.

(c) Redemption at the option of Bondholders

The Issuer will, at the option of the holder of any Bond, redeem such Bond:

(i) on 30 September 2007 at its principal amount, together with interest accrued to the date fixed for redemption; or

(ii) following the occurrence of a Relevant Event (and provided that the Issuer shall not have given an Optional Redemption Notice as described in Condition 6(b) prior to the occurrence of the Relevant Event), on the Relevant Event Put Date at its Early Redemption Amount

(determined as set out below), together with interest accrued to the date fixed for redemption.

The Early Redemption Amount in respect of any Bond redeemed in accordance with (ii) above shall be the amount shown in the table below which corresponds to the period during which the Relevant Event occurs:

Date of occurrence of Relevant Event	Early Redemption Amount (%)
Closing Date to 30 September 2004	105
1 October 2004 to 30 September 2005	104
1 October 2005 to 30 September 2006	103
1 October 2006 to 30 September 2007	102
1 October 2007 to 30 September 2008	101
Thereafter	100

To exercise such option the holder must deposit such Bond, together with all Coupons relating to it which mature after the date fixed for redemption, with any Paying and Conversion Agent together with a duly completed put notice (a "**Put Notice**") in the form obtainable from any of the Paying and Conversion Agents, not more than 45 nor less than 30 days prior to such date (in the case of (i) above) and not more than 45 days after receipt of notice from the Issuer of the occurrence of a Relevant Event (in the case of (ii) above). No Bond so deposited may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

As used in this Condition 6(c):

"**Newco Scheme**" means a scheme of arrangement which effects the interposition of a limited liability company ("**Newco**") between the Shareholders of the Issuer immediately prior to the scheme of arrangement (the "**Existing Shareholders**") and the Issuer; provided that immediately after completion of the scheme of arrangement the Existing Shareholders are the only Shareholders of Newco and that all Subsidiaries of the Issuer immediately prior to the scheme of arrangement are Subsidiaries of the Issuer (or of Newco) immediately after the scheme of arrangement and immediately after the completion of the scheme of arrangement Newco is substituted under the Bonds and the Trust Deed in place of the Issuer in accordance with the Trust Deed and such other adjustments are made to these Conditions and the Trust Deed as are necessary, in the opinion of the Trustee, to ensure that the Bonds may be converted into shares in Newco *mutatis mutandis* in accordance with and subject to these Conditions.

"**Relevant Event**" shall mean an offer being made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associate of the offeror (as defined in Section 430E(4) of the Companies Act 1985)), to acquire all or the majority of the issued ordinary share capital of the Issuer or if any person proposes a scheme with regard to such acquisition (other than a Newco Scheme) and (such offer or scheme having become or been declared unconditional in all respects) the right to cast more than 50 per cent. of the votes which may ordinarily be cast on a poll at a general meeting of the Issuer has or will become unconditionally vested in the offeror and/or such associate as aforesaid.

"**Relevant Event Put Date**" shall be the fourteenth day after the expiry of the period of 45 days referred to above.

(d) Purchase

Subject to the requirements of Condition 6(e) and the requirements (if any) of the UK Listing Authority or the London Stock Exchange or any other stock exchange on which the Bonds may be listed at the relevant time, the Issuer or any Subsidiary of the Issuer may at any time purchase Bonds in the open market or otherwise at any price. Such Bonds may be held, resold or reissued, or, at the option of the Issuer, surrendered to any Paying and Conversion Agent for cancellation.

(e) Cancellation

All Bonds which are redeemed or in respect of which Conversion Rights are exercised will be cancelled forthwith together with all unmatured Coupons (if any) attached thereto and may not be re-issued or resold. Bonds purchased by the Issuer or any of its Subsidiaries may be surrendered for

cancellation or may be held, re-issued or resold, save that Bonds purchased pursuant to Condition 5(d) shall be cancelled.

7 Payments

(a) Method of Payment

Payments of principal and premium (if any) on the Bonds or the net proceeds of sale of Ordinary Shares pursuant to Condition 5(f) will be made against presentation and surrender (or, in the case of partial payment, endorsement) of Bonds and payment of any interest due on an Interest Payment Date will be made against presentation and surrender (or, in the case of partial payment, endorsement) of Coupons in each case at the specified office of any of the Paying and Conversion Agents (subject to Condition 7(b) below) by pounds sterling cheque drawn on a bank in London or, at the option of the relevant holder, by transfer to a pounds sterling account maintained by the payee with, a bank in London. Payments of interest due in respect of Bonds other than on an Interest Payment Date shall be made only against presentation and either surrender or endorsement of the relevant Bond.

Payments of all other amounts will be made as provided in these Conditions.

(b) Payments subject to fiscal laws

All payments will be subject in all cases to any applicable fiscal and other laws and regulations. No commissions or expenses shall be charged to the Bondholders or Couponholders in respect of such payments.

(c) Surrender of unmatured Coupons

Each Bond should be presented for redemption together with all unmatured Coupons relating to it, failing which the amount of any such missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of the missing unmatured Coupon which the sum of the amount so paid in respect of the relevant Bonds bears to the total amount due in respect of the relevant Bonds) will be deducted from the amount due for payment. Each amount so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 10) in respect of the relevant Bond.

For the purposes hereof and save as otherwise provided herein, unmatured Coupons means Coupons maturing after the due date for redemption of the Bonds to which they appertain.

(d) Non-business days

If the due date for payment of principal, premium (if any) or interest in respect of any Bond or Coupon (or any later date on which a Bond or Coupon is presented for payment) is not at any place of presentation a business day and, in the case of payment by transfer to a pounds sterling account as referred to above, a business day in London then the holder will not be entitled to payment at such place of the amount due until the next day which is a business day at such place and, in the case of payment by transfer to a pounds sterling account, a business day in London, and the holder will not be entitled to any further interest or other payment in respect of any such delay. For the above purposes, "**business day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation or payment, and (in the case of payment by transfer to a sterling account as mentioned above) on which dealings in pounds sterling may be carried on both in London and in such place. When making payments to Bondholders or Couponholders, fractions of one penny will be rounded down to the nearest penny

(e) Paying and Conversion Agents, etc.

The initial Paying and Conversion Agents and their initial specified offices are listed below. The Issuer reserves the right under the Agency Agreement at any time, with the prior written approval of the Trustee (which approval shall not be unreasonably withheld), to vary or terminate the appointment of any Paying and Conversion Agent and appoint additional or other Paying and

Conversion Agents, provided that it will maintain (i) a Principal Paying and Conversion Agent, (ii) so long as the Bonds are admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange and the rules of the UK Listing Authority or the London Stock Exchange so require, a Paying and Conversion Agent having a specified office in London and (iii) if the conclusions of the ECOFIN Council Meeting of 26th-27th November, 2000 are implemented and to the extent not already provided for by the requirements of Condition 7(e)(ii), a Paying and Conversion Agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of that meeting or any law implementing or complying with, or introduced in order to conform to, such Directive. Notice of any change in the Paying and Conversion Agents or their specified offices will promptly be given to the Bondholders in accordance with Condition 16.

8 Taxation

All payments by or on behalf of the Issuer in respect of the Bonds and the Coupons shall be made without withholding or deduction for taxation unless the withholding or deduction is required by law, in which case the relevant payment will be made subject to such withholding or deduction. **The Issuer will not be required to pay any additional or further amounts in respect of such withholding or deduction.**

9 Undertakings of the Issuer

Whilst any Conversion Right remains exercisable, the Issuer will, save with the approval of an Extraordinary Resolution or with the prior written approval of the Trustee where, in its opinion, it is not materially prejudicial to the interests of the Bondholders to give such approval:

(a) issue, allot and deliver Ordinary Shares on exercise of Conversion Rights in accordance with these Conditions and at all times keep available for issue free from pre-emptive or other similar rights out of its authorised but unissued share capital such number of Ordinary Shares as would enable the Conversion Rights and all other rights of subscription and exchange for and conversion into Ordinary Shares to be satisfied in full;

(b) not issue or pay up any securities, in either case by way of capitalisation of profits or reserves, other than:

  (i) by the issue of fully paid Ordinary Shares or other securities to the Shareholders and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive Ordinary Shares or other securities or a capitalisation of profits or reserves; or

  (ii) by the issue of Ordinary Shares paid up in full out of profits or reserves (in accordance with applicable law) and issued wholly, ignoring fractional entitlements, in lieu of the whole or part of a cash dividend; or

  (iii) by the issue of fully paid equity share capital (other than Ordinary Shares) to the holders of equity share capital of the same class and other holders of shares in the capital of the Issuer which by their terms entitle the holders thereof to receive equity share capital (other than Ordinary Shares) on a capitalisation of profits or reserves,

  unless, in any such case, the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, give rise) to an adjustment to the Conversion Price;

(c) not in any way modify the rights attaching to the Ordinary Shares with respect to voting, dividends or liquidation nor issue any other class of equity share capital carrying any rights which are more favourable than such rights but so that nothing in this Condition 9(c) shall prevent:

  (i) the issue of any equity share capital to or for the benefit of, employees or former employees (including directors holding or formerly holding executive office) whether of the Issuer or any of the Issuer's Subsidiaries or associated companies by virtue of their office or employment pursuant to any scheme or plan approved by the Issuer in general meeting or which is established pursuant to such a scheme or plan which is or has been so approved; or

  (ii) any consolidation or subdivision of the Ordinary Shares or the conversion of any Ordinary Shares into stock or vice versa; or

(iii) any modification of such rights which is not, in the opinion of a bank of international repute selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed) and acting as an expert, materially prejudicial to the interests of the holders of the Bonds; or

(iv) any alteration to the Articles of Association of the Issuer made in connection with the matters described in this Condition 9 or which is supplemental or incidental to any of the foregoing (including any amendment made to enable or facilitate procedures relating to such matters and any amendment dealing with the rights and obligations of holders of securities, including Ordinary Shares, dealt with under such procedures); or

(v) any issue of equity share capital where the issue of such equity share capital results or would, but for the fact that the adjustment would be less than one per cent of the Conversion Price then in effect, or that the consideration per Ordinary Share receivable therefore is at least 95 per cent of the Current Market Price per Ordinary Share, otherwise result in an adjustment of the Conversion Price; or

(vi) any issue of equity share capital or modification of rights attaching to the Ordinary Shares where prior thereto the Issuer shall have instructed a bank of international repute in London, selected by the Issuer and approved in writing by the Trustee (such approval not to be unreasonably withheld or delayed), to determine what (if any) adjustments should be made to the Conversion Price as being fair and reasonable to take account thereof and such bank shall have determined either that no adjustment is required or that an adjustment to the Conversion Price is required and, if so, the new Conversion Price as a result thereof and the basis upon which such adjustment is to be made and, in any such case, the date on which the adjustment shall take effect (and so that the adjustment shall be made and shall take effect accordingly);

(d) procure that no securities (whether issued by the Issuer or any of its Subsidiaries or procured by the Issuer or any of its Subsidiaries to be issued or issued by any person pursuant to any arrangement with the Issuer or any of its Subsidiaries) issued without rights to convert into, or exchange or subscribe for, Ordinary Shares shall subsequently be granted such rights exercisable at a consideration per Ordinary Share which is less than 95 per cent. of the Current Market Price per Ordinary Share at the close of business on the last dealing day preceding the date of the announcement of the proposed inclusion of such rights unless the same gives rise (or would, but for the fact that the adjustment would be less than one per cent. of the Conversion Price then in effect, give rise) to an adjustment to the Conversion Price and that at no time shall there be in issue Ordinary Shares of differing nominal values, save where such Ordinary Shares have the same economic rights;

(e) not make any issue, grant or distribution or take any other action if the effect thereof would be that, on the conversion of Bonds, Ordinary Shares would (but for the provisions of Condition 5) have to be issued at a discount or otherwise could not, under any applicable law then in effect, be legally issued as fully paid;

(f) not reduce its issued share capital, share premium account or capital redemption reserve or any uncalled liability in respect thereof except (i) pursuant to the terms of issue of the relevant share capital or (ii) by means of a purchase or redemption of share capital of the Issuer or (iii) as permitted by Section 130(2) of the Companies Act 1985 or (iv) where the reduction does not involve any distribution of assets or (v) where the reduction results in (or would, but for the provisions of Condition 5 relating to the carry forward of adjustments, result in) an adjustment to the Conversion Price or (vi) solely in relation to a change in the normal currency in which the nominal value of the Ordinary Shares is expressed or (vii) pursuant to a Newco Scheme;

(g) if any offer is made to all (or as nearly as may be practicable all) Shareholders (or all (or as nearly as may be practicable all) such Shareholders other than the offeror and/or any associates of the offeror (as defined in Section 430E(4) of the Companies Act 1985 or any modification or re-enactment thereof)) to acquire all or a majority of the issued ordinary share capital of the Issuer, or if a scheme (other than a Newco Scheme) is proposed with regard to such acquisition, give notice of such offer or scheme to the Trustee and the Bondholders at the same time as any notice thereof is sent to its Shareholders (or as soon as practicable thereafter) that details concerning such offer or scheme may be obtained from the specified offices of the Paying and Conversion Agents and,

where such an offer or scheme has been recommended by the Board of Directors of the Issuer, or where such an offer has become or been declared unconditional in all respects, use its reasonable endeavours to procure that a like offer or scheme is extended to the holders of any Ordinary Shares issued during the period of the offer or scheme arising out of the exercise of the Conversion Rights and/or to the holders of the Bonds;

(h) use its reasonable endeavours to ensure that the Ordinary Shares issued upon conversion of the Bonds will be admitted to the Official List of the UK Listing Authority and admitted to trading by the London Stock Exchange in accordance with their respective rules and will be listed, quoted or dealt in on any other stock exchange or securities market on which the Ordinary Shares may then be listed or quoted or dealt in; and

(i) give notice to the Trustee and to Bondholders in accordance with Condition 16 of the occurrence of a Relevant Event as soon as practicable after it becomes aware thereof and in any event within 14 days of becoming aware thereof. Such notice shall specify (i) all information relevant to Bondholders concerning the Relevant Event, (ii) the Conversion Price, (iii) the aggregate principal amount of the Bonds outstanding, (iv) the closing price of the Ordinary Shares as derived from the Daily Official List of the London Stock Exchange (in the case of (ii), (iii) and (iv) as at the latest practicable date prior to the date of the notice), (v) the scheduled Relevant Event Put Date and (vi) such other information as the Trustee may require.

As used in these Conditions, "**ordinary share capital**" has the meaning given to it in Section 832 of the income and Corporation Taxes Act 1988 and "**equity share capital**" has the meaning given to it in Section 744 of the Companies Act 1985.

10 Prescription

Claims in respect of principal, premium (if any) or any other amount (not including interest) payable upon presentation of the Bonds will become void unless presentation for payment is made as required by Condition 7 within a period of ten years from the appropriate Relevant Date.

Claims in respect of interest payable on an Interest Payment Date payable upon presentation of the relevant Coupon will become void unless presentation for payment is made as required by Condition 7 within a period of five years from the appropriate Relevant Date.

Claims in respect of any other amounts payable in respect of the Bonds shall become prescribed unless made within 10 years following the due date for payment thereof.

As used in these Conditions, "**Relevant Date**" means, in respect of any Bond or Coupon, whichever is the later of (i) the date on which payment in respect of it first becomes due and (ii) if any amount of the money payable is improperly withheld or refused the date on which payment in full of the amount outstanding is made or (if earlier) the date on which notice is duly given to the bondholders in accordance with Condition 16 provided that, upon further presentation of the Bond or Coupon being made, such payment will be made provided that payment is in fact made upon such presentation.

11 Events of Default

If any of the following events occurs and is continuing, the Trustee at its discretion may, and if so requested in writing by the holders of at least one-fifth in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution of the Bondholders shall (subject in each case to being indemnified to its satisfaction), give notice to the Issuer that the Bonds are, and they shall therefore immediately become, due and repayable at their principal amount together with any premium (if applicable) and accrued interest (as provided in the Trust Deed):

(i) the Issuer fails to pay the principal (including any Bond Repurchase Price), premium (if any) or interest on any of the Bonds when due and such failure continues for a period of seven days in the case of principal (including as aforesaid) or premium (if any) and 14 days in the case of interest; or

(ii) the Issuer fails to perform or observe any of its other obligations (or any provision of the Trust Deed which would, but for the provisions of applicable law, be an obligation) under the Bonds or the Trust Deed and in any such case (except where the same is incapable of remedy when no such continuation or notice as is hereinafter referred to will be required) the same continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) (a) any other present or future indebtedness (other than Project Finance Indebtedness) of the Issuer or any of its Principal Subsidiaries for or in respect of moneys borrowed or raised becomes payable prior to its stated maturity otherwise than at the option of the Issuer or, as the case may be, of the relevant Principal Subsidiary or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer or any of its Principal Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised (other than Project Finance Indebtedness), provided that the amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this paragraph (iii) have occurred equals or exceeds the Threshold Amount; or

(iv) a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any substantial part of the property, assets or revenues of the Issuer or any of its Principal Subsidiaries following upon a decree or judgment of a court of competent jurisdiction and is not discharged or stayed within 28 days; or

(v) the Issuer or any of its Principal Subsidiaries is (or is deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts within the meaning of Section 123(1)(b)–(e) and (2) of the Insolvency Act 1986, or stops, suspends or threatens to stop or suspend payment of all or a substantial part of (or of a particular type of) its debts, or proposes or makes a general assignment or an arrangement or composition or other similar arrangement with or for the benefit of the relevant creditors in respect of any of such debts, or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any of its Principal Subsidiaries; or

(vi) an order is made or an effective resolution is passed for the winding up or dissolution or administration of the Issuer or any of its Principal Subsidiaries, or the directors of the Issuer or any Principal Subsidiary request any person to appoint an administrator, or the Issuer or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or a substantial part of its business or operations, except for the purpose of or in connection with a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms previously approved by the Trustee or by an Extraordinary Resolution of the Bondholders, or (b) in the case of a Principal Subsidiary, whereby the undertaking and assets of the Principal Subsidiary are transferred to or otherwise vested in the Issuer, or another one or more of its Principal Subsidiaries or any one or more of its other Subsidiaries which by virtue of the transfer become Principal Subsidiaries; or

(vii) an administrative or other receiver or any manager is duly appointed of the Issuer or any Principal Subsidiary or the directors of the Issuer or of any Principal Subsidiary request any person to appoint such a receiver or manager over any of their respective assets or properties which are material in the context of the business of the Issuer and its Principal Subsidiaries taken as a whole,

provided that in the case of an event falling within paragraph (ii), (iii), (iv) or (vii) and, in so far as the relevant events relate to a Principal Subsidiary, (v) or (vi) the Trustee shall have certified in writing to the Issuer that in its opinion such event is materially prejudicial to the interests of the Bondholders.

As used in this Condition:

"**Consolidated Tangible Net Worth**" means the aggregate of the amounts paid-up or created as paid-up on the Issuer's issued share capital and the amount of the consolidated capital and revenue reserves of the Group (including any share premium account, capital redemption reserve, revaluation reserve and other reserves and the aggregate credit balance on the consolidated profit and loss account, but excluding minority interests) all as shown by the consolidated balance sheet and consolidated profit and loss accounts of the Group contained in the Latest Consolidated Balance Sheet, but after:

(i) deducting any aggregate debit balance on such consolidated profit and loss account;

(ii) deducting any amount shown in such consolidated balance sheet in respect of goodwill and other intangible assets; and

(iii) making such adjustments during any financial year as may be appropriate to reflect any contribution to the Issuer's share capital and goodwill or other intangible assets acquired since the date of the Latest Consolidated Balance Sheet,

so that no amount shall be included or excluded more than once in the same calculation.

"**Latest Consolidated Balance Sheet**" means, at any date, the then latest final or interim consolidated balance sheet forming part of the group accounts of the Issuer prepared in accordance with then prevailing United Kingdom generally accepted accounting principles.

"**Principal Subsidiary**" means at any relevant time a Subsidiary (other than an Excluded Subsidiary) of the Issuer whose unconsolidated net assets attributable to the Issuer are not less than 10 per cent. of the consolidated net assets attributable to the Issuer and all of its Subsidiaries taken as a whole as at the date of the most recent published consolidated audited balance sheet of the Issuer, provided that if a Principal Subsidiary shall, since the date of the most recent published consolidated audited balance sheet of the Issuer (a) have ceased to be a Subsidiary of the Issuer or (b) have transferred all or substantially all of its business or assets to one or more other Subsidiaries of the Issuer, it shall cease to be a Principal Subsidiary, all as more particularly provided in the Trust Deed.

"**Threshold Amount**" means £20,000,000 (or its equivalent in any other currency) or, if greater, 0.5 per cent. of Consolidated Tangible Net Worth.

12 Enforcement of Rights

At any time after the Bonds become due and repayable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Bondholders or so requested in writing by Bondholders holding at least one-fifth in principal amount of the Bonds outstanding, and (b) it shall have been indemnified to its satisfaction. No Bondholder or Couponholder may proceed directly against the Issuer unless the Trustee, having become bound to proceed, fails to do so within a reasonable time and such failure is continuing.

13 Replacement of Bonds and Coupons

Should any Bond or Coupon be lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Paying and Conversion Agent in London for the time being upon payment by the claimant of the expenses, taxes and duties incurred in connection therewith and on such terms as to evidence, indemnity and security as the Issuer may reasonably require. Mutilated or defaced Bonds or Coupons must be surrendered before replacements will be issued.

14 Meetings of Bondholders; Modifications; Waiver; Substitution

(a) Meetings

The Trust Deed contains provisions for convening meetings of Bondholders to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be one or more persons holding or representing a clear majority in principal amount of the Bonds for the time being outstanding, or at any adjourned meeting one or more persons being or representing Bondholders whatever the principal amount of Bonds so held or represented, provided that at any meeting the business of which includes the modification of certain of these Conditions and certain of the provisions of the Trust Deed (including, *inter alia*, those relating to status, conversion terms and the currency, amount (but not to increase such amount) and due date of payment of principal and interest or other amounts in respect of the Bonds) the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, of the principal amount of the Bonds for the time being outstanding. An Extraordinary Resolution duly passed in accordance with the provisions of the Trust Deed at any meeting of Bondholders will be binding on all Bondholders, whether or not they are present at the meeting and whether or not they vote in favour, and on all Couponholders.

(b) Modification and Waiver

The Trustee may agree, without the consent of the Bondholders or Couponholders, to any modification to any of these Conditions or the Bonds or the Coupons or any of the provisions of the Trust Deed which in its opinion is of a formal, minor or technical nature, is made to correct a manifest or (to the satisfaction of the Trustee) proven error or is not materially prejudicial to the interests of the Bondholders. The Trustee may also agree without the consent of the Bondholders or

Couponholders but only if in its opinion so to do will not be materially prejudicial to the interests of the Bondholders (a) to the waiver or authorisation of any breach or proposed breach of any of the provisions of the Trust Deed or of these Conditions or the Bonds or the Coupons or (b) that any Event of Default or any event, condition or act which, with the giving of notice and/or lapse of time and/or issue of a certificate, would be an Event of Default shall not be treated as such. The Trustee may also agree, without the consent of the Bondholders or Couponholders, on or after the Specified Date (as defined below) to such modifications to the Bonds, the Coupons and the Trust Deed in order to facilitate payment of interest in euro and redemption at the euro-equivalent of the sterling principal amount of the Bonds and associated reconventioning, renominalisation and related matters as may be proposed by the Issuer (and confirmed by an independent financial institution approved by the Trustee to be in conformity with then applicable market conventions). For these purposes, "**Specified Date**" means the date on which the United Kingdom participates in the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community or otherwise participates in European Economic and Monetary Union in a similar manner.

(c) Substitution of Issuer

The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment to the Trust Deed and such other conditions as the Trustee may require, which may include the giving of a guarantee, but without the consent of the Bondholders or the Couponholders, to the substitution of any other company in place of the Issuer, or any previously substituted company, as principal debtor under the Trust Deed, the Bonds and the Coupons and as a party to the Agency Agreement subject to the Bonds continuing to be convertible or exchangeable into Ordinary Shares and if the substitute is not the Issuer's successor in business being unconditionally and irrevocably guaranteed by the Issuer to the satisfaction of the Trustee. In the case of such a substitution the Trustee may agree, without the consent of the Bondholders or Couponholders, to a change of the law governing the Bonds, the Coupons and/or the Trust Deed provided that such change would in the opinion of the Trustee not be materially prejudicial to the interests of the Bondholders.

(d) Notice to Bondholders

Any such modification, waiver, authorisation or substitution shall be binding on the Bondholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Bondholders by the Issuer in accordance with Condition 16 as soon as practicable.

(e) Exercise of Powers etc.

In connection with the exercise of its powers, trusts, authorities or discretions (including but not limited to those in relation to any proposed modification, waiver, authorisation, determination or substitution as aforesaid) the Trustee shall have regard to the general interests of the Bondholders as a class but shall not have regard to any interests arising from circumstances particular to individual Bondholders or Couponholders (whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Bondholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Bondholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Bondholders or Couponholders.

15 Further Issues

The Issuer may from time to time without the consent of the Bondholders or Couponholders create and issue further notes, bonds or debentures either having the same terms and conditions as any outstanding notes, bonds or debentures of any series (including the Bonds) in all respects (or in all respects except for the first payment of interest in respect of them) and so that such further notes, bonds or debentures shall be consolidated and form a single series with the outstanding notes, bonds or debentures of the relevant series (including the Bonds) or upon such terms as to interest, premium, redemption and otherwise as the Issuer may determine at the time of their issue. Any further notes, bonds or debentures forming a single series with the outstanding notes, bonds or debentures of any series (including the Bonds) constituted by

the Trust Deed or any deed supplemental to it shall, and any other further notes, bonds or debentures may, with the consent of the Trustee, be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of notes, bonds or debentures of other series in certain circumstances where the Trustee so decides.

16 Notices

Notices to Bondholders will be valid if published in at least one leading English language daily newspaper published in London or, if this is not, in the opinion of the Trustee, practicable, in at least one leading English language daily newspaper approved by the Trustee with circulation in Europe or in such other manner as the Trustee may approve. It is expected that publication will be made in the *Financial Times*. Such notices shall be deemed to have been given on the date of publication, or if published more than once, on the date of first publication.

Couponholders shall be deemed for all purposes to have notice of the contents of any notices given to Bondholders in accordance with this Condition 16.

Where the Bonds are represented by the Permanent Global Bond and the Permanent Global Bond is held on behalf of a clearing system, notices to Bondholders shall be given by delivery of the relevant notice to that clearing system for communication by it to entitled Accountholders in substitution for publication in a leading newspaper.

*"**Accountholder**" means a person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear, and other than Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg) as the holder of a particular principal amount of Bonds and in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the principal amount of Bonds standing to the account of any person shall be conclusive and binding for all purposes.*

17 Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee is entitled to enter into business transactions with the Issuer and any of its Subsidiaries without accounting for any profit.

18 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

19 Governing Law

The Trust Deed, the Bonds and the Coupons are governed by, and shall be construed in accordance with, English law.

Part 3 — Summary of Provisions relating to the Bonds while in Global Form

The Temporary Global Bond and the Permanent Global Bond contain provisions which apply to the Bonds while they are in global form, some of which modify the effect of the Terms and Conditions of the Bonds set out in this Offering Circular. The following is a summary of certain of those provisions. References to a particular Condition are to a Condition of the relevant Bonds and references to defined terms in this Part 3 shall be to terms as defined in Part 2 of this Offering Circular.

1 Exchange

The Temporary Global Bond is exchangeable in whole or in part for interests in the Permanent Global Bond on or after a date which is expected to be 25 November 2003 upon certification as to non-U.S. beneficial ownership in the form set out in the Temporary Global Bond. The Permanent Global Bond is exchangeable in whole but not in part (free of charge to the holder) for the Definitive Bonds (as defined below) (i) if the Permanent Global Bond is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, or (ii) if the Issuer would suffer a material disadvantage in respect of the Bonds as a result of a change in the laws or regulations (taxation or otherwise) of any jurisdiction which would not be suffered were the Bonds in definitive form and a certificate to such effect signed by two Directors of the Issuer is delivered to the Trustee. Thereupon (in the case of (i) above) the holder may give notice to the Trustee and the Principal Paying and Conversion Agent, and (in the case of (ii) above) the Issuer may give notice to the Trustee, the Principal Paying and Conversion Agent and the Bondholders, of its intention to exchange the Permanent Global Bond for Definitive Bonds on or after the Exchange Date (as defined below) specified in the notice.

On or after the Exchange Date the holder of the Permanent Global Bond may surrender the Permanent Global Bond to or to the order of the Principal Paying and Conversion Agent. In exchange for the Permanent Global Bond the Issuer will deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Bonds (the "**Definitive Bonds**") (having attached to them all Coupons in respect of interest which has not already been paid on the Permanent Global Bond), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in Schedule 1 to the Trust Deed. On exchange of the Permanent Global Bond, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with any relevant Definitive Bonds.

"**Exchange Date**" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying and Conversion Agent is located and, except in the case of exchange pursuant to (i) above, in the cities in which the relevant clearing system is located.

2 Payments

No payment will be made on the Temporary Global Bond unless exchange for an interest in the Permanent Global Bond is improperly withheld or refused. Payments of principal, premium (if applicable) and interest in respect of Bonds represented by the Permanent Global Bond will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Bonds, surrender of the Permanent Global Bond to or to the order of the Principal Paying and Conversion Agent or such other Paying and Conversion Agent as shall have been notified to the Bondholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Permanent Global Bond, which endorsements will be *prima facie* evidence that such payment has been made in respect of the Bonds. Payments of principal, premium (if applicable) and interest on the Bonds represented by the Permanent Global Bond will then be made by the Principal Paying and Conversion Agent crediting the accounts of Accountholders (as defined on page 34) with the relevant clearing systems. Payments by Accountholders with the relevant clearing systems to the holder of a beneficial interest in the Bonds will be the responsibility of the Accountholders. Neither the Trustee nor any Paying and Conversion Agent will have any responsibility or liability for any aspect of the records of the relevant clearing system relating to payments made by the relevant clearing system in respect of beneficial interests in the Bonds represented by the Permanent Global Bond or for maintaining, supervising or reviewing any records of the relevant clearing system relating to such Accountholders.

3 Notices

So long as the Bonds are represented by the Permanent Global Bond and the Permanent Global Bond is held on behalf of a clearing system, notices to Bondholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions. Any such notice shall be deemed to have been given to the Bondholders on the day after the day on which such notice is delivered to that clearing system.

4 Prescription

Claims against the Issuer in respect of principal, premium (if any) or any other amount (not including interest) payable on presentation of the Bonds represented by the Permanent Global Bond will become void unless it is presented for payment within a period of ten years from the appropriate Relevant Date (as defined in Condition 10).

Claims in respect of interest payable on an Interest Payment Date on the Bonds represented by the Permanent Global Bond will become void unless it is presented for payment within a period of five years from the appropriate Relevant Date.

5 Meetings

The holder of the Permanent Global Bond will be treated at a meeting of Bondholders as having one vote in respect of each £1,000 in principal amount of Bonds represented by the Permanent Global Bond.

6 Purchase and Cancellation

Cancellation of any Bond represented by the Permanent Global Bond required by the Conditions to be cancelled following its purchase will be effected by reduction in the principal amount of the Permanent Global Bond.

7 Conversion Rights

The Conversion Rights attached to the Bonds will be exercisable by presentation of the Permanent Global Bond to or to the order of the Principal Paying and Conversion Agent for annotation of exercise of the Conversion Rights together with one or more duly completed Conversion Notices.

8 Trustee's Powers

In considering the interests of Bondholders while the Permanent Global Bond is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Permanent Global Bond and may consider such interests as if such accountholders were the holder of the Permanent Global Bond.

9 Put Option

The Bondholders' put option in Condition 6(c)(i) and (ii) may be exercised by the holder of the Permanent Global Bond giving notice to the Principal Paying and Conversion Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Permanent Global Bond for endorsement of exercise within the relevant time limits specified in Condition 6(c).

Part 4 — Use of Proceeds

The Bonds are being issued in consideration of the transfer by the Managers to the Issuer, or as the Issuer may direct, of 240,000 fully paid non-exchangeable redeemable fixed rate preference shares of no par value in the capital of Liberty International Capital (Two) Limited, a subsidiary of the Issuer, which the Managers have agreed to subscribe (as described in more detail under "Part 11 — Subscription and Sale").

The net cash proceeds to the Group from the above transactions will amount to approximately £233,500,000 and will be applied by the Issuer to fund the Group's capital expenditure programme and for its general corporate purposes.

Part 5 — Certain Risk Factors

Prospective investors in the Bonds should carefully read the entire Offering Circular. Investment in the Bonds involves certain risk. Prospective investors should consider, among other things, the following:

Business Risks

General risks relating to property

Investments in the Bonds will be subject to the general and specific risks connected with investment in companies owning real estate. In particular, as the Issuer's property portfolio is biased towards retail property in the UK, an investment in the Bonds will be subject to the risks of the ownership, development and management of retail property in the UK.

Despite the strong performance of property investments in the UK in recent years relative to the performance of gilts and equities, there can be no assurance that such performance will continue throughout the life of the Bonds.

Any future property market recession could materially adversely affect the value of properties.

Return from an investment in property depends largely upon the amount of rental income generated from the property and the expenses incurred in the construction or redevelopment and management of the property, as well as upon changes in its market value.

Rental income and the market value of properties are generally affected by overall conditions in the local economy, such as growth in gross domestic product, employment trends, inflation and changes in interest rates. Changes in gross domestic product may also impact employment levels, which in turn may impact the demand for premises, especially for retail space for commercial enterprises. Furthermore, movements in interest rates may also affect the cost of financing for real estate companies.

Both rental income and the value of properties may also be affected by other factors specific to the real estate market, such as competition from other property owners, the perception of prospective tenants of the attractiveness, convenience and safety of properties, the inability to collect rent because of the bankruptcy or insolvency of tenants or otherwise, the periodic need to renovate, repair and release space and the costs thereof, the costs of maintenance and insurance and increased operating costs.

In addition, certain significant expenditures, including operating expenses, must be met by the owner even when the property is vacant.

Liquidity

Investments in property are relatively illiquid and more difficult to realise than equities, gilts or bonds.

Factors affecting the UK property market

In addition to the general economic factors mentioned above, rental income and the value of properties may be adversely affected by the cyclical nature of the property market.

Geographic concentration of properties

The majority of the Issuer's properties are located in the UK. Consequently, any downturn in these property markets or in the UK economy as a whole or any regulatory changes in the UK property market could affect the Issuer's business, results of operations and financial condition.

Debt financing and leverage

The property investment and development sector tends to be highly capital intensive. The Issuer and its subsidiaries have a significant level of debt in order to finance their property acquisition and development activities. Although the Issuer's policy is to hedge a substantial portion of its exposure to interest rate fluctuations, an increase in interest rates might adversely affect the Issuer's results of operations if its cost of financing increases.

In addition, the ability of the Issuer to raise funds for development activity on favourable terms depends on a number of factors including general economic, political and capital market conditions and credit availability. If the Issuer were to be confronted with a liquidity crisis in the future, whether for macroeconomic reasons or for reasons specific to the Issuer, it could significantly increase the Issuer's cost of funding or lead to

serious difficulties for the Issuer in refinancing its debt. The Issuer could also be forced to sell assets, under potentially unfavourable conditions, in order not to default on its payment obligations.

Borrowings secured on Group assets

The investment and development activities of the Group are undertaken by one or more subsidiaries of the Issuer. Certain subsidiaries act as borrower for the purposes of the financing requirements of the relevant investment and development activities. Such borrowings are often made on a secured basis, with the security provided by the borrower being granted over the assets of the relevant property investment. Any such secured borrowings will rank ahead of the unsecured borrowings of the Issuer, such as the Bonds. There can be no assurance that the borrowings of the Issuer's subsidiaries made in the course of their investment and development activities, and the security granted in respect thereof, will not be substantial. See "Part 2 — Terms and Conditions of the Bonds — Negative Pledge".

Planning regulations

Prospective investors in the Bonds should note that changes in the legal framework concerning planning rules in the UK may negatively influence the values of properties, making them unattractive for both leaseholders and potential purchasers. Accordingly, such changes may have an adverse impact on the Issuer's business, results of operations and financial condition.

Development of property

The Issuer anticipates actively engaging in development activities. The Group has an aggregate committed development programme of approximately £400 million of expenditure to completion and thereafter a significant pipeline of potential development opportunities.

Development projects may require substantial capital expenditure for land acquisition and construction and it usually takes a considerable amount of time before the projects are completed and begin to generate cash flows. Certain general risks affect development and refurbishment activities, including risks relating to completion (with the possibility of construction overruns, both in terms of time and budget), the risk of not obtaining, or delays in obtaining, necessary administrative permits and planning permissions, the risk of not finding any tenants at the desired rent levels and risks relating to the financing of the development. Any of these risks could increase the cost of, or could delay or prevent completion of, a project and could result in a loss of revenues or of capital invested.

In addition, and despite insurance coverage, the development, restructuring and sale of premises may also give rise to actions being brought against the Issuer, or companies in which it owns an interest, in connection with defects in the property.

Consequently, there can be no assurance that the existing or future development of property by the Issuer will not have an adverse effect on the Issuer's business, results of operations and financial condition.

Acquisition of property

As part of its business, the Issuer may continue to acquire property assets. Such acquisitions involve a number of risks inherent in assessing the values, strengths, weaknesses and profitability of properties including adverse short-term effects on the Issuer's operating results. Whilst the Issuer's policy is to undertake appropriate environmental and structural surveys in order to assess these risks, unexpected problems and latent liabilities or contingencies such as the existence of hazardous substances, for example asbestos or other environmental liabilities, may still emerge. Additional risks inherent in property acquisitions include risks that the acquired properties will not achieve anticipated rental rates or occupancy levels, and that judgements with respect to improvements to increase the financial returns of acquired properties will prove inaccurate.

Competition

The Issuer faces competition from other UK property companies and other commercial organisations active in the UK property market. Competition in the property market may lead either to an over-supply of commercial premises through over-development or to prices for existing properties or land for development being inflated through competing bids by potential purchasers. Accordingly, the existence of such competition may have a material adverse impact on the Issuer's ability to secure tenants for its properties at satisfactory rental rates and on a timely basis and to acquire properties or develop land at satisfactory cost.

Market Risk Factors

No prior market

There can be no assurance regarding the future development of a market for the Bonds, or the ability of holders of the Bonds to sell their Bonds, or the price at which such holders may be able to sell their Bonds. If a market for the Bonds were to develop, the Bonds could trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, the Group's results of operations, the market price of the Ordinary Shares and the market for similar securities. The Managers have informed the Issuer that they currently intend to make a market in the Bonds as permitted by applicable laws and regulations though they are not obliged to do so and may discontinue any such market making activities at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the Bonds or that an active market for the Bonds will develop or be sustained.

Share price

There is no guarantee that the Issuer's share price will increase in the future. Share prices can go down as well as up and historic share price performance should not be taken as a guide to future share price performance.

No tax gross-up

The Issuer is not obliged under the Terms and Conditions of the Bonds to make any additional payments to Bondholders in the event that payments by or on behalf of the Issuer in respect of the Bonds or the Coupons are subject to withholding or deduction for taxation as required by law. The Bondholders do not have the right to require redemption of the Bonds in the event of such deduction or withholding being required.

Overview of the Liberty International Group's operations

The Group is a major UK property group formed in 1980 which has been listed on the London Stock Exchange since July 1992 and on the JSE Securities Exchange South Africa since June 1999.

The Group is focused on two major property businesses, Capital Shopping Centres PLC ("**CSC**"), the UK's leading developer, owner and manager of regional shopping centres, and the Capital & Counties group ("**Capital & Counties**"), a commercial and retail property group specialising in high quality property in London's West End and the South East of England.

CSC's portfolio of nine completed regional shopping centres includes six of the UK's 15 leading shopping centres. These strategic assets with some 8 million square feet ("**sq. ft.**") of prime retail space have considerable scarcity value in the restrictive UK planning environment. CSC's shopping centres attract approximately 180 million customer visits a year and have catchment areas which are estimated to serve over one-third of the UK's population. The average lease length is 11 years, and the majority of the 1,417 shops are let to mainstream quality retailers. In addition, CSC has a number of major new development projects which, when complete, should further strengthen CSC's competitive position within the UK shopping centre industry. The aggregate value of the Group's investment property portfolio has grown from £1.3 billion at 31 December 1994 to £4.6 billion at 30 June 2003, including joint ventures, of which UK regional shopping centres owned and managed by CSC amounted to £3.7 billion, with the balance of approximately £0.9 billion of other retail and commercial properties being owned and managed by Capital & Counties.

The Group had shareholders' funds of approximately £2.7 billion at 30 June 2003. The Issuer's consolidated debt to assets ratio at 30 June 2003 was 40 per cent.

The compound total return per share (growth in net asset value plus net dividends) of Liberty International for the five years ended 31 December 2002 amounted to 13.6 per cent. per annum, comparing favourably with the 10.6 per cent. annualised All Property return reported by Investment Property Databank's UK Annual Index for the equivalent period.

Key strengths of the Group

The Directors believe that the key strengths of the Group are:

- the Group's strong financial position;
- the Group's track record of consistent wealth creation for shareholders;
- the high quality of the Group's UK regional shopping centres and retail and commercial property interests, valued at £4.5 billion (excluding developments) as at 30 June 2003;
- market leadership in the UK regional shopping centre industry;
- a focused approach to the Group's retail and commercial property activities;
- a disciplined and conservative approach to acquisitions and developments which must meet the Group's quality and risk/return criteria; and
- a stable management team experienced in all aspects of the Group's activities.

Property interests of Liberty International PLC

Capital Shopping Centres PLC

CSC specialises in the ownership, management and development of regional shopping centres.

For over 30 years, CSC has specialised in creating high quality retail assets from redundant or derelict land, thus reviving economic vitality. In town centres, major regeneration has been achieved through retail-led, mixed-use development. CSC's shopping centres are focal points of community life, providing not only high quality shopping but also a range of leisure, residential and social facilities designed to respond to the specific needs of each area.

Major town centre schemes have been carried out in Newcastle, Nottingham, Hanley, Watford, Bromley and Uxbridge. New apartments, leisure centres, cinemas, offices and other social amenities have formed part of these developments, each one tailored to local needs. Each development demonstrates CSC's ability to provide a blend of modern facilities within the traditional fabric of the town, often integrating and improving local transport facilities, as well as enhancing the urban scene and creating new employment opportunities.

CSC was one of the first UK property companies to promote the development and use of turnover leases, which relate rental charges to retailers' sales. CSC continues to adopt this practice, with turnover leases being extensively used at all of CSC's shopping centres (except, for historic reasons, at Victoria Centre, Nottingham and MetroCentre, Gateshead). The use of turnover leases facilitates the development of a close relationship with retail tenants and enables CSC to optimise the performance of its shopping centres.

Lakeside, Thurrock — 100 per cent. owned

Located on the Eastern perimeter of London's M25 orbital motorway, Lakeside is one of the UK's largest shopping centres with 1.37 million sq. ft. of retail and leisure space, a catchment area of 11 million people and approximately 24 million customer visits per year.

Lakeside is one of the country's top shopping centre destinations, with some 292 shops including four large department stores, a multiscreen cinema, a range of restaurants and cafes and parking spaces for 13,000 cars. Lakeside, in conjunction with the complementary retail park surrounding it, provides around 4 million sq. ft. of retailing space, one of the largest retail configurations in Europe.

A £30 million programme of refurbishment is underway which includes the provision of additional faster lifts, the over-tiling of the flooring in the malls, new ceilings and balustrading and improved lighting. Due for completion in 2004, the work is taking place in two phases with a break in Autumn 2003 for Christmas trading.

MetroCentre, Gateshead — 90 per cent. owned

MetroCentre, located in Gateshead, Tyne & Wear, is one of Europe's largest shopping and leisure centres, offering one of the most extensive choices of shops and stores in Britain, with some 1.6 million sq. ft. of retail and leisure space, which will increase to 1.8 million sq. ft. when the expansion referred to below is complete. The malls contain 300 shops and stores ranging from major department stores to specialist shops. MetroCentre is easily accessible to customers from a wide catchment area, with 10,000 car spaces, its own bus and railway stations and coach park. The leisure attractions include MetroLand — an indoor theme park complete with rollercoaster, an 11-screen cinema, a megabowl and Quasar.

The 371,000 sq. ft. scheme to expand MetroCentre, Gateshead, to provide a new flagship department store for Debenhams, 28 additional shop units and a 1,100-space car park at a cost of £85 million, is well advanced and on target for opening in Autumn 2004. The scheme, which will restore MetroCentre's position as Europe's largest covered shopping centre at 1.8 million sq. ft., will significantly add to the retail offer on both trading levels. Retailers are showing strong interest in the shop units and approximately 89 per cent. of the space is now committed or under offer, representing 77 per cent. of expected rents.

Braehead, Glasgow — 100 per cent. owned

Braehead is Scotland's largest shopping and leisure destination with 1.06 million sq. ft. of retail and leisure space.

Braehead offers a combination of shopping and leisure in a riverfront location on the River Clyde. The centre and the retail park combine to provide leading names in fashion, lifestyle and household shopping.

Braehead is close to Glasgow city centre and has direct access from the M8 motorway to its 6,500 parking spaces. The centre is well served by local and regional bus routes, and water taxis in the summer.

Braehead leisure comprises cafés and restaurants together with curling and an ice skating rink. The 4,000-seat multi-purpose arena is a significant entertainment destination, hosting a range of sporting and leisure events.

Following Renfrewshire Council's resolution in March 2002 to give outline planning consent for mixed use development on the Phase 2 land of 145 acres, agreement has now been reached on the infrastructure improvements required to enable development to proceed. CSC will develop a proposed leisure scheme under a joint venture with Capital & Regional plc for Braehead Xscape, which will include a snowslope, cinema, bowling, restaurants and speciality shopping. The other main uses are residential and business space and, subject to market conditions, CSC intends to commence sales of land in 2004.

Other "M25" Centres

The Chimes, Uxbridge — 100 per cent. owned

Opened in March 2001, The Chimes shopping centre with 440,000 sq. ft. of retail space has doubled the retail offer in Uxbridge. The nine acre town centre site was redeveloped to provide a retail-led mixed use development.

The Chimes has a 1,600-space car park and is fully integrated with the local public transport system.

The Glades, Bromley — 63 per cent. owned

The Glades Shopping Centre provides 421,000 sq. ft. of retail space. Linked to Bromley's traditional High Street at both ends, the shopping centre provides a natural shopping destination, ensuring strong pedestrian flow through the centre, and is served by 1,530 car spaces.

A mixed use development, The Glades provided a new swimming pool and leisure centre, modern flats and a church, whilst preserving the historic Queen's Garden which runs along one side of the centre.

The Harlequin, Watford — 93 per cent. owned

The Harlequin is a substantial regional shopping centre with 721,000 sq. ft. of retail space, a major feature in the town centre and yet only a short distance from the M1, with a dual carriageway leading directly to the centre's car parks, providing a total of 2,050 spaces. This makes the shopping centre accessible to a wide catchment area estimated at 3.5 million people within 30 minutes' drive.

The Harlequin offers 148 shops and stores anchored by a John Lewis department store, and includes Marks & Spencer and a wide range of leading national retailers, together with specialist and local traders.

The development of The Harlequin has brought new retailers to Watford and has formed the catalyst for the regeneration of Watford's High Street as a whole. The mixed use project includes restored listed buildings, flats and office accommodation. As well as the three car parks attached to the malls, The Harlequin manages on behalf of Watford Borough Council a further 3,000 spaces in four other town centre car parks close to the centre.

Other Centres

Victoria Centre, Nottingham — 100 per cent. owned

The Victoria Centre is a major shopping destination in Nottingham city centre with 956,000 sq. ft. of retail space.

Nottingham, the capital of the East Midlands, is a major retail destination. The Victoria Centre has 115 shops including two department stores and a wide variety of fashion shops. There are 2,750 car spaces attached to the malls, ensuring strong pedestrian flows, and the centre is served by a strong network of local buses.

The Victoria Centre was built in the 1970s, regenerating a redundant railway station. The mixed use development incorporates 464 flats and an office block. A programme of refurbishment during recent years has kept the centre up to date with modern trends. New larger units have been created to respond to retailer demand and a major extension is now open at the John Lewis department store.

Eldon Square, Newcastle — 30 per cent. owned

Eldon Square provides 961,000 sq. ft. of retail and leisure space. Newcastle is the regional capital of the north east and Eldon Square's catchment area therefore stretches from the Scottish borders to Teeside and west to Carlisle. Eldon Square provides 148 shops and stores ranging from major department stores to small specialist retailers.

Eldon Square is served by two Metro stations and is at the hub of all bus routes into the city. In addition, a number of car parks are in close proximity to the centre.

Eldon Square, opened in 1976, was one of the first examples of mixed use city centre regeneration in the UK. It incorporates modern shopping, offices, flats and a major leisure centre.

Discussions continue with Newcastle City Council for the revitalisation of Eldon Square and proposals include a restructuring of the headlease arrangements and potentially an increased participation by CSC. A

planning application was submitted in September 2003 for three separate schemes to provide a new high quality fully enclosed bus station and a new mall in the northern part of the scheme, a revitalised Old Eldon Square and the Southern Gateway scheme which includes a new department store and new large shops.

The Potteries, Hanley, Stoke-on-Trent — 50 per cent. owned

The Potteries Shopping Centre provides 561,000 sq. ft. of retail space.

The centre provides a wide range of shops with major national retailers such as Debenhams, Next and WH Smith, as well as regional and specialist shops. The Potteries was a major regeneration project, and incorporates a traditional local authority market. It occupies one side of Market Square and its two mall entrances are fully integrated with the pedestrianised central shopping area. The centre's attached multi-storey car park (providing 1240 spaces) provides shoppers with direct access to the malls, ensuring a strong pedestrian flow at all times.

Progress on new projects

Construction work began in January 2003 at the Chapelfield Shopping Centre in Norwich, Norfolk. Under agreements entered into with the developer, Lend Lease Europe, and subject to certain letting and other conditions being met, CSC will become the owner on completion. Completion is targeted for Autumn 2005. At the end of June 2003, Lend Lease Europe reported that 53 per cent. of the space was let and a further 24 per cent. was under offer or terms had been agreed, representing over 60 per cent. of anticipated income. The centre, anchored by House of Fraser, will be the leading shopping centre in East Anglia when completed.

In Cardiff, the County Council resolved in June 2003 to grant planning consent for the proposals by the St David's Partnership, a joint venture between Land Securities PLC and CSC, to enlarge the St David's Shopping Centre with a major retail-led mixed use extension of approximately 715,000 sq.ft. The Welsh Assembly confirmed in July 2003 its support for the County Council's decision.

CSC continues to pursue proposals to expand, upgrade and improve the Westgate Centre in Oxford under a joint venture with LaSalle Investment Management, who own part of the proposed site. Notwithstanding a successful legal challenge in February 2003 against the Secretary of State's decision to overturn his Inspector's recommendation to grant planning consent following a public inquiry held in November 2001, the joint venture has withdrawn that planning application in order to make a fresh planning application for an improved scheme. This will thereby better provide for the requirements of the John Lewis Partnership, with whom CSC is now in discussions about a full-line department store. In addition, the renewed planning application will take into account design and townscape issues raised at the public inquiry. CSC expects that the revised scheme will bring even greater benefits to Oxford than the original planning application endorsed by the Oxford City Council in 2000.

Summary of CSC's investment property valuations

Set out below is a table showing valuations of CSC's investment properties as at 30 June 2003 and 31 December 2002.

	As at 30 June 2003[(1)]			As at 31 December 2002[(1)]	
	True equivalent yield[(2)]		Market value[(3)]	True equivalent yield	Open market value[(3)]
	%	%	£m	%	£m
Lakeside, Thurrock	5.69	(5.74)	967.0	5.91	938.0
MetroCentre, Gateshead	5.69	(6.00)	735.0	5.91	744.0
Braehead, Glasgow	6.20	(6.27)	503.5	6.05	453.0
Other M25 Centres	5.88	(6.21)	802.5	5.99	826.3
Other UK Centres	6.53	(6.80)	521.0	6.63	518.9
Other properties	7.70	(8.01)	84.1	7.89	87.0
Completed investment properties	5.97	(6.18)	3,613.1	6.10	3,567.2
Developments at cost			78.7		59.8
			3,691.8		3,627.0
Investment in UK Prime Partnership			—		12.6
			3,691.8		3,639.6

Notes:

(1) Extracted without material adjustment from the unaudited interim report of the Issuer for the six months ended 30 June 2003, which included the equivalent information for the year ended 31 December 2002.

(2) True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield foregone by Liberty International's shareholders if the asset were to be sold at the market value.

(3) In line with the revised RICS Appraisal and Valuation Standard (formerly the RICS Appraisal and Valuation Manual) which became effective from 1 May 2003, Market Value (formerly Open Market Value) represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller at the valuation date. Market Value is estimated without regard to costs of sale or purchase and thus, unlike previous valuations, the values reported as at 30 June 2003 do not include notional purchasers' costs. As at 31 December 2002, the Open Market Value of investment properties included £173 million of notional purchasers' costs, in effect to reflect theoretical replacement value.

Rent review pattern as at 31 December 2002

The following table sets out the rent review pattern in respect of units in CSC's regional shopping centres as at 31 December 2002.

	Units					
	2002	2003	2004	2005	2006	2007
Lakeside, Thurrock	35	28	24	91	43	27
MetroCentre, Gateshead	73	27	37	34	71	58
Braehead, Glasgow	—	—	113	14	1	2
Other M25 Centres	85	28	29	77	113	73
Other Centres	51	69	39	39	60	56
	244	152	242	255	288	216
Percentage of total retail units	17%	11%	17%	18%	20%	15%
Percentage of CSC rental income	24%	10%	21%	27%	27%	15%

Lease maturities by unit as at 31 December 2002

The following table sets out the lease maturities of units in CSC's regional shopping centres as at 31 December 2002.

	0-5 years	6-10 years	11-15 years	Over 15 years	Total
Lakeside, Thurrock	51	47	138	56	292
MetroCentre, Gateshead	57	223	14	6	300
Braehead, Glasgow	—	—	109	11	120
Other M25 Centres	30	64	187	74	355
Other Centres	90	94	130	36	350
	228	428	578	183	1,417
Percentage of total retail units	16%	30%	41%	13%	100%
Percentage of CSC rental income	5%	29%	49%	17%	100%

Capital & Counties

Capital & Counties is the commercial property arm of Liberty International with a focus on office and retail properties in the UK and California, in the United States.

Capital & Counties' UK investment and property development activities are mainly concentrated in and around Central London where Capital & Counties is highly experienced in its local markets.

Capital & Counties also has extensive experience of property development across the UK, often in partnership with landowners, public bodies and occupiers. This approach of developing and maintaining long lasting partnerships is fundamental to Capital & Counties' business philosophy.

In addition to investment and property development in its core areas Capital & Counties has a strategy of pursuing investment and trading opportunities both in the UK and in the US where the company uses its property skills and experience to add value on a wider range of projects.

Central London Offices

Capital & Counties has over 900,000 sq. ft. of offices in Central London, with the primary focus being the West End and Mid Town areas. The value of Capital & Counties' Central London office investments at 30 June 2003 was £205 million.

Tenancies span a broad spectrum of businesses ranging from management consultants and media businesses through to quoted companies and foreign governments. Excluding Kings Reach, a major South Bank office and retail investment acquired in 2002 for future refurbishment and development, the average size of an office suite is 3,500 sq. ft.

Central London Retail

Capital & Counties has high quality retail investments in some of the best locations in Central London, with a value of £124 million at 30 June 2003.

Retail holdings include prime shops in well-known London streets such as Long Acre and Floral Street in Covent Garden, Piccadilly, Regent Street, Jermyn Street in the West End, Sloane Street in Knightsbridge and Kensington High Street. Among its tenants are national and internationally renowned retailers as well as a number of well known restaurants and clubs.

Other Investments and Developments

Capital & Counties' investments outside Central London had a value of £322 million at 30 June 2003 and include retail properties in a number of major cities together with modern office buildings in strategic locations around the M25 and in Cambridge.

No new speculative development is currently being undertaken, although 24,100 sq. ft. of the scheme at Uxbridge completed in 2002 remains to be let, as does the remaining 18,900 sq ft. within the second phase of new construction at Capital Park, Cambridge.

Capital Enterprise Centres

Capital & Counties, together with Enterprise Centres Ltd, created "Capital Enterprise Centres" in 2001 to provide serviced workspace units for small businesses. A new centre has been completed in Chelmsford, an existing centre has been purchased at Kings Hill, Kent, two new centres are under construction in Harlow and Croydon and a further site in Milton Keynes is in the process of being acquired.

California — United States

Capital & Counties USA, Inc. is an indirect wholly owned subsidiary of the Issuer, which controls over 1.5 million sq. ft. of retail and 610,000 sq. ft. of office space in northern and southern California. The US subsidiary's interests in these properties had a value of £198 million at 30 June 2003. The local management team is based in San Francisco and is focused on creating added value from existing and prospective investments through the execution of a number of risk averse strategies, often in joint venture with third parties.

In March 2002, Capital & Counties USA, Inc. acquired a major regional shopping mall, Serramonte Shopping Center, Daly City, California. The centre has 850,000 sq. ft. of single level retail space on 80 acres and is anchored by Macy's, Target and Mervyn's. It is located at an interstate junction south of San Francisco City and is the centrepiece of an important regional retail hub. Various value enhancements are currently being undertaken.

Other Activities

Capital Services

Through its Capital Services division, Capital & Counties offers its occupiers a wide selection of facilities management and other property related services.

Edinburgh Property Portfolio

Capital & Counties manages the £144 million authorised property unit trust on behalf of Edinburgh Fund Managers Group PLC. At 10 October 2003, the Capital & Counties' investment in this fund was £49.4 million, representing approximately 33 per cent. of the total fund value. Approximately 55 per cent. of the property portfolio is invested in retail, with the remainder being invested in offices.

Summary of Capital & Counties' investment property valuations

Set out below is a table showing valuations of Capital & Counties' investment properties as at 30 June 2003 and 31 December 2002.

	As at 30 June 2003(1)			As at 31 December 2002(1)	
	True equivalent yield(2)		Market value(3)	True equivalent yield	Open market value(3)
	%	%	£m	%	£m
UK retail properties	7.84	(8.11)	126.3	7.98	128.3
UK mixed use properties	7.44	(7.85)	204.6	7.64	215.9
UK office properties	8.87	(9.34)	324.7	8.86	349.1
US regional shopping centres and other retail			158.4		147.2
US other commercial properties			40.2		40.2
Total completed investment properties			854.2		880.7
Developments			17.3		19.8
Total investment properties			871.5		900.5

Notes:

(1) Extracted without material adjustment from the unaudited interim report of the Issuer for the six months ended 30 June 2003, which included the equivalent information for the year ended 31 December 2002.

(2) True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield foregone by Liberty International's shareholders if the asset were to be sold at the market value.

(3) In line with the revised RICS Appraisal and Valuation Standard (formerly the RICS Appraisal and Valuation Manual) which became effective from 1 May 2003, Market Value (formerly Open Market Value) represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller at the valuation date. Market Value is estimated without regard to costs of sale or purchase and thus, unlike previous valuations, the values reported as at 30 June 2003 do not include notional purchasers' costs. As at 31 December 2002, the Open Market Value of investment properties included £35 million of notional purchasers' costs, in effect to reflect theoretical replacement value.

Current Trading

Regional Shopping Centres

The resilience of CSC's centres and their continuing attraction to prime retailers is exemplified by the fact that voids at the Group's portfolio of regional shopping centres remain very low, with only 16 shop units temporarily vacant at 30 June 2003 (approximately 1% of the total) compared with 15 units at 31 December 2002. Furthermore, through active management of its tenant mix, CSC changed retailers in 30 units during the first half of 2003, increasing the aggregate rent payable for these units from £2.9 million to £4.3 million, demonstrating the strong demand for prime units in an increasingly supply constrained UK regional shopping centre market.

Current developments continue on schedule to achieve their expected opening dates of 2004 for the New Red Mall at MetroCentre, Gateshead and 2005 for Chapelfield, Norwich. The major £30 million refurbishment of the malls at Lakeside, Thurrock commenced in January 2003 and is on schedule for completion in 2004.

Positive progress continues to be made, as described above, on the potential developments at Cardiff, Oxford and Eldon Square, Newcastle.

Other retail and commercial

In the UK, circumstances remain challenging for the £385 million office element of Capital & Counties' Central London and South East investments. Downward pressure on rental values continued during the first half of 2003 and the retention of tenants at lease expiry has remained a high priority, notwithstanding the need to accept rental settlements below previous expectations. Tenant activity remains muted but signs are emerging that availability levels in core West End markets are stabilising for the multi-let properties in which Capital & Counties specialises, albeit at vacancy levels last seen in this market nearly ten years ago.

Within Capital & Counties' Central London investments, space which is vacant and available to let represented 2.8 per cent. of rental value at 30 June 2003, though it is anticipated that this percentage will increase before the end of 2003. In the US, the Group has exercised its right to buy the remaining 50 per cent. of Ghirardelli Square, San Francisco (181,000 sq. ft. speciality retail centre) and is considering ways to continue enhancement of this asset.

Dividends

The Board intends, in the absence of unforeseen circumstances, to maintain a progressive dividend policy for Liberty International.

Directors

Donald Gordon[(1)(2)(3)] D Econ Sc(hc)(Wits) Chairman Age 73

Appointed a Director in 1981 and Chairman in 1986. He is Honorary President for life of Liberty Group Limited (formerly the controlling shareholder of Liberty International). He is Chairman of CSC and Capital & Counties.

David Fischel[(3)] Chief Executive Age 45

Joined Liberty International in 1985, appointed Finance Director in 1988, Managing Director in 1992 and Chief Executive in March 2001.

Aidan Smith Finance Director Age 44

Joined Liberty International in 1986. Appointed Financial Controller in 1990 and Finance Director in 1998.

John Abel Managing Director of CSC Age 59

Appointed a Director in December 2000. Joined the Group in 1972, appointed as a Director of CSC in 1994 and Managing Director of CSC in March 2001.

Peter Badcock Director of Finance and Operations of CSC Age 59

Appointed a Director in December 2000. Joined the Group in 1994 as Executive Director of Finance and Operations of CSC.

John Saggers Managing Director of Capital & Counties Age 56

Appointed a Director in 1999. Joined the Group in 1973. Appointed an Executive Director of Capital & Counties in 1985 and Managing Director in 1994.

Non-executive Directors

Robin Baillie(1)(2)(3)(4) *Age 70*

Appointed a non-executive Director in 1988. Chairman of the Remuneration Committee. Senior Independent Director. A non-executive Director of Henderson Global Investors (Holdings) plc and Chairman of Invesco Asia Trust PLC. Formerly Managing Director of Standard Chartered Merchant Bank and Chairman of Wren PLC.

David Bramson(3) *Age 61*

Appointed a non-executive Director in 2001. Senior Partner of Nabarro Nathanson from 1995 until his retirement in April 2001, he is now a consultant to the firm.

Robin Buchanan(1)(2)(3)(4) *Age 51*

Appointed a non-executive Director in 1997. UK Senior Partner and Director of Bain & Company Inc., the global strategy consultants.

Patrick Burgess MBE(3)(4) *Age 58*

Appointed a non-executive Director in 2001. Chairman of Audit Committee. Partner of law firm Jones Day Gouldens. Non-executive Director of First Technology PLC and London Forfaiting Company PLC. A member of The London Stock Exchange Appeal Committee for the Alternative Investment Market.

Graeme Gordon Age 40

Appointed a non-executive Director in 1996. A non-executive Director of Capital & Counties.

Douglas Leslie Age 56

Appointed a non-executive Director in 2000. Joined the Group in 1994 as Managing Director of CSC, a position he held until retiring from executive responsibilities in March 2001.

Michael Rapp(1)(2)(3)(4) *Age 68*

Appointed a non-executive Director in 1986. A non-executive Director of Liberty Group Limited and formerly a non-executive Director of Standard Bank Group Limited.

The business address of each of the Directors and Non-executive Directors of the Issuer is 40 Broadway, London SW1H 0BT.

---

(1) Member of the Remuneration Committee.

(2) Member of the Nomination Committee.

(3) Member of the Chairman's Committee.

(4) Member of the Audit Committee.

Part 7 — Details of the Group's Property Interests

The information in this Part 7 provides details of the Group's property interests as at the date of this Offering Circular.

Details of CSC's Major Shopping Centres

Lakeside, Thurrock

100 per cent. freehold interest.

1.377m sq. ft. of retail and leisure space with four department stores, 292 shops, kiosks and restaurants, a food court, a multi- screen cinema and parking for 13,000 cars.

MetroCentre, Gateshead

90 per cent. leasehold interest of 200 years from 1995.

1.598m sq. ft. of retail and leisure space with two department stores, 300 retail units, a food court, an eleven screen cinema and parking for 10,000 cars.

Braehead, Glasgow

100 per cent. freehold interest.

1.06 million sq. ft. of retail and leisure space (including a 250,000 sq. ft. retail park), with 110 shops, kiosks and restaurants, an ice rink and a 4,000 seat arena, 30,000 sq. ft. of offices and parking for 6,500 cars.

The Chimes, Uxbridge

100 per cent. freehold interest.

440,000 sq. ft. of retail space with a department store, 81 shops, stores, restaurants and cafes, a multi-screen cinema and parking for 1,600 cars.

The Glades, Bromley

63.5 per cent. leasehold interest of 125 years from 1988.

421,000 sq. ft. of retail space with four major stores, 126 other shops and parking for 1,530 cars.

The Harlequin, Watford

93 per cent. leasehold interest of 999 years from 1987.

721,000 sq. ft. of retail space with a department store, 148 shops, kiosks and restaurants and parking for 2,050 cars.

Victoria Centre, Nottingham

100 per cent. freehold interest.

956,000 sq. ft. of retail space with three major stores, 115 shops and kiosks, a supermarket, a 129,700 sq. ft. market hall, 36,000 sq. ft. of offices and parking for 2,750 cars.

Eldon Square, Newcastle upon Tyne

30 per cent. leasehold interest of 99 years and one day from 1976.

961,000 sq. ft. of retail space with three major stores, 148 shops and kiosks, a supermarket, a 76,000 sq. ft. market hall and 37,000 sq. ft. of offices.

The Potteries, Hanley, Stoke-on-Trent

50 per cent. freehold interest.

561,000 sq. ft. of retail space with a department store, 87 shops and kiosks, a 37,000 sq. ft. market hall, a food court and parking for 1,240 cars.

Details of Capital & Counties' Major Properties

West End and Mid Town offices/retail

Piccadilly, W1; Foxglove House, Dudley House, Egyptian House, Empire House and Piccadilly Arcade, 65,000 sq. ft. offices and 35,000 sq. ft. retail (leasehold, expiring 2078).

Regent Street, W1; Victory House, Carrington House and Walmar House, 75,000 sq. ft. offices and 45,000 sq. ft. retail (leasehold, expiring 2081-2084).

26/40 and 201/7 Kensington High Street, W8; 105,000 sq. ft. retail/leisure and 35,000 sq. ft. offices (26/40: leasehold, expiring 2112; 201/7: freehold).

26/29 Sloane Street, SW1; 10,000 sq. ft. retail (leasehold, expiring 2058).

18 Cavendish Square, W1; 10,000 sq. ft. offices (leasehold, expiring 2936).

12/14 New Fetter Lane, EC4; 25,000 sq. ft. offices (leasehold, expiring 2078).

190 Strand, WC2; 175,000 sq. ft. offices (leasehold, expiring 2165).

Long Acre, WC2; Floral Place; 20,000 sq. ft. retail and 35,000 sq. ft. offices (Long Acre: freehold; Floral Place: leasehold, expiring 2110).

24/25 Britton Street, EC1; 45,000 sq. ft. offices (freehold).

8 Lloyds Avenue, EC3; 19,785 sq. ft. offices (freehold).

Hammersmith, W6; Commonwealth House, 110,000 sq. ft. offices (leasehold, expiring 2098).

King's Reach, SE1; 265,000 sq. ft. office and retail complex (freehold).

M25 and South East offices

Hayes; Capital Place, Bath Road, 50,000 sq. ft. (freehold).

Slough; St Martins Place and Capital Point, Bath Road, 105,000 sq. ft. in two buildings (St Martins Place: leasehold, expiring 2989; Capital Point: freehold).

Uxbridge; Capital Court 60,000 sq. ft. (freehold).

Borehamwood; Imperial Place, 224,000 sq. ft. (freehold).

Cheshunt; Turnford Place, 60,000 sq. ft. (freehold).

Basingstoke; The Crescent, 100,000 sq. ft. (leasehold, expiring 2111).

Portsmouth; One Port Way, Port Solent, 60,000 sq. ft. (freehold).

Cambridge; Capital Park 145,000 sq. ft. and 67,000 sq. ft. to be developed (70,000 sq. ft. leasehold, expiring 2988; 142,000 sq. ft. freehold).

Cambridge; Lockton House, 30,000 sq. ft. offices (freehold).

UK cities retail/leisure

Manchester; Market Street, 510,000 sq. ft. department store (freehold).

Leeds; The Headrow, 300,000 sq. ft. department store and 45,000 sq. ft. offices (freehold).

Liverpool; Renshaw Street, 510,000 sq. ft. department store (freehold).

Swansea; Oxford Street and Union Street, Whitewalls 105,000 sq. ft. retail units surrounding Swansea Market (leasehold, expiring 2127).

Stafford; Queens Retail Park, 160,000 sq. ft. retail warehouse units (freehold).

Braintree; 79,000 sq. ft. retail warehouse park (freehold).

Rochester; Medway Valley Leisure Park, 155,000 sq. ft. leisure units (freehold).

Offices outside of London

Birmingham; 54 Hagley Road and Somerset House, 190,000 sq. ft. (Hagley Road: leasehold, expiring 2126; Somerset House: freehold).

United States

800 West Sixth Street, Los Angeles, 213,000 sq. ft. offices (freehold, 50 per cent. interest).

Ghirardelli Square, San Francisco, 181,000 sq. ft. speciality office and retail centre (freehold).

Parnassus Heights Medical Center, 350 Parnassus Avenue, San Francisco, 62,000 sq. ft. offices (freehold, 50 per cent. interest).

The Willows Shopping Center, Concord, California, 250,000 sq. ft. community shopping centre anchored by large and medium sized category dominant retailers (freehold).

The Marketplace, Davis, California, 113,000 sq. ft. community shopping centre anchored by a supermarket and drug store (freehold).

The Senator, Sacramento, California, 170,000 sq. ft. offices. (freehold, 58 per cent. interest)

595 East Colorado Boulevard, Pasadena, California, 91,000 sq. ft. offices (freehold).

Park Plaza, Sacramento 72,000 sq. ft. offices (freehold).

Fairfield, California 180,000 sq. ft. retail centre on 18 acres held for re-development or sale (freehold).

Serramonte Shopping Center, Daly City, California, 850,000 sq. ft. retail centre on 80 acres (freehold).

579 Market Street, San Francisco, California, 27,000 retail building (freehold).

Trio Apartments, Pasadena, California, development-in-process of 304 luxury rental apartments together with 14,000 square feet of retail (freehold, 50 per cent. interest).

Part 8 — Capitalisation and Indebtedness of Liberty International

The following table sets out the unaudited consolidated capitalisation and indebtedness of the Issuer as at 30 June 2003. The table is unadjusted for the issue of the Bonds.

	As at 30 June 2003
	£m
Share capital and reserves	
Issued and fully paid Ordinary Shares of 50p each (authorised £250,000,000)	156.2
Share premium account	489.3
Reserves	2,046.8
Total share capital and reserves	2,692.3
Indebtedness	
The Issuer	
Unsecured:	
6¼ per cent. subordinated convertible bonds 2006	63.6
Subsidiary Undertakings	
Secured:	
Bank loan due 2015 — non-recourse	574.4
Bank loan due 2014 — non-recourse	208.4
Bank loan due 2011 — non-recourse	446.2
Bank loan due 2007 — non-recourse	39.8
C&C 9.875 per cent. debenture 2027	150.0
C&C 11.25 per cent. debenture 2021	80.0
Bank loan due 2016	172.5
Other fixed rate loans	84.1
Unsecured:	
CSC 6.875 per cent. bonds 2013	36.0
CSC 5.75 per cent. bonds 2009	68.4
	1,923.4

Notes:

(1) None of the indebtedness in the above table has been guaranteed by the Issuer.

(2) Certain of the properties of the Group are charged as security for debenture stocks and mortgages.

(3) Save as set out above and excluding inter-company arrangements, neither the Issuer nor any of its subsidiaries had outstanding at 30 June 2003 any loan capital (either issued or created but unissued), term loans (on a guaranteed or unguaranteed basis) or other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits, mortgages, charges, hire purchase commitments or material guarantees.

(4) So far as the Directors are aware, there were no contingent liabilities of the Group as at 30 June 2003.

(5) The Group has entered into hedging instruments in respect of certain of the above debt arrangements as described in note 22 of the financial information relating to the three years ended 31 December 2002 and note 12(b) of the financial information relating to the six months ended 30 June 2003.

(6) Save for the proposed issue of the Bonds, there has been no material change in the capitalisation, indebtedness, contingent liabilities and guarantees of the Group since 30 June 2003.

(7) Other than the conversion of £2,455 in aggregate principal amount of Liberty International 6¼ per cent. subordinated convertible bonds into 89 Ordinary Shares on 21 July 2003 and 456 Ordinary Shares on 25 July 2003, there has been no change in the authorised or issued share capital of the Group since 30 June 2003.

Part 9 — Financial Information of Liberty International

The following information is included in this section:

(i) financial information relating to the three financial years ended 31 December 2002, which appears on pages 55 to 89. This information is extracted without material adjustment from the audited consolidated accounts of the Issuer for the three years ended 31 December 2000, 2001 and 2002;

(ii) certain information extracted without material adjustment from the announcement made on 16 July 2003 of the Group's results for the six months ended 30 June 2003, comprising the Chairman's Statement, Summary of Investment Property Valuations and Analysis of Net Property Investment Income, which appears on pages 90 to 98; and

(iii) financial information relating to the six months ended 30 June 2003, which appears on pages 99 to 109. This information is extracted without material adjustment from the unaudited consolidated accounts of the Issuer for the six months ended 30 June 2003.

Financial information for the three financial years ended 31 December 2002

The financial information of the Issuer appearing on pages 55 to 89 has been extracted without material adjustment from the audited consolidated accounts of the Issuer for the three years ended 31 December 2000, 2001 and 2002. In accordance with its requirements, the Group implemented Financial Reporting Standard 19 ("**FRS19**") "Deferred Tax" during the year ended 31 December 2002. The adoption of the standard represented a change in accounting policy and the comparative figures for the year ended 31 December 2001 were restated accordingly. As a result the financial information contained in this section includes that relating to the year ended 31 December 2001 both before and after the adoption of FRS19. The impact of the change in accounting policy is explained in Note 6 to the Accounts. The financial information relating to the year ended 31 December 2001 after the effect of FRS19 has been extracted without material adjustment from the comparative figures in the audited consolidated financial statements of the Group for the year ended 31 December 2002. The consolidated financial information contained in this section does not comprise the Issuer's statutory accounts for these three financial years within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the three years ended 31 December 2002 have been delivered to the Registrar of Companies.

The auditors of Liberty International PLC (PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, of 1 Embankment Place, London WC2N 6RH), have reported on the statutory accounts for the year ended 31 December 2002; PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6RH, have reported on the statutory accounts for the years ended 31 December 2000 and 2001: each of the audit reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Consolidated Profit and Loss Account

	Notes	Pre FRS 19: Continuing activities 2000 £m	Pre FRS 19: Discontinued activities 2000 £m	Pre FRS 19: Total 2000 £m	Pre FRS 19: 2001 £m	Post FRS 19: Restated* 2001 £m	Post FRS 19: 2002 £m
		For the years ended 31 December					
Turnover, including share of joint ventures		356.6	5.4	362.0	331.0	331.0	351.1
Less: share of joint ventures	10	—	—	—	—	—	(6.5)
Group turnover	1	356.6	5.4	362.0	331.0	331.0	344.6
Property investment income							
Rents receivable		243.1	—	243.1	258.3	258.3	272.6
Service charge and other income		35.8	—	35.8	41.0	41.0	51.5
		278.9	—	278.9	299.3	299.3	324.1
Rents payable		(37.5)	—	(37.5)	(45.0)	(45.0)	(37.0)
Property outgoings		(49.4)	—	(49.4)	(50.4)	(50.4)	(66.8)
Net property investment income		192.0	—	192.0	203.9	203.9	220.3
Property trading		11.4	—	11.4	6.3	6.3	5.1
Investment and financial services income		8.9	0.7	9.6	5.6	5.6	7.2
Realised trading gains on listed property shares		24.3	—	24.3	3.5	3.5	—
Administrative expenses		(18.4)	(2.7)	(21.1)	(19.9)	(19.9)	(20.5)
Group operating profit	1	218.2	(2.0)	216.2	199.4	199.4	212.1
Share of operating profit of joint ventures	10			—	—	—	3.8
Operating profit including joint ventures				216.2	199.4	199.4	215.9
Exceptional profit on disposal of fixed assets and subsidiaries	3			26.0	4.0	4.0	8.6
Profit before interest and taxation				242.2	203.4	203.4	224.5
Net interest (payable)/receivable — recurring	4			(83.4)	(119.9)	(119.9)	(129.3)
Net interest (payable)/receivable — exceptional	4			(5.8)	7.4	7.4	8.6
Profit on ordinary activities before taxation				153.0	90.9	90.9	103.8
Taxation on profit on ordinary activities	6			(27.0)	(11.7)	(16.4)	(18.2)
Taxation on profit on exceptional items	6			(1.4)	(2.8)	(2.8)	(4.6)
Profit on ordinary activities after taxation				124.6	76.4	71.7	81.0
Equity minority interests				(19.1)	(0.9)	(0.9)	—
Profit for the financial year				105.5	75.5	70.8	81.0
Ordinary dividends — paid and proposed	7			(62.8)	(62.3)	(62.3)	(69.6)
Transfer to retained profit				42.7	13.2	8.5	11.4
Dividends per ordinary share	7			21.75p	22.75p	22.75p	23.75p
				270.4m	273.6m	273.6m	283.6m
Earnings per share before exceptional items (adjusted)				32.05p	24.49p	24.49p	25.58p
Earnings per share (basic)	8			39.02p	27.61p	25.89p	28.54p
Earnings per share (diluted)	8			38.83p	27.08p	25.56p	27.91p
Weighted average number of shares	8			270.4m	273.6m	273.6m	283.6m

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 6)

Consolidated Balance Sheet

	Notes	As at 31 December Pre FRS 19 2000 £m	Pre FRS 19 2001 £m	Post FRS 19 Restated* 2001 £m	Post FRS 19 2002 £m
Investment properties	9	3,930.9	4,055.0	4,055.0	4,396.3
Investment in joint ventures:					
Share of gross assets	10	—	—	—	144.3
Share of gross liabilities	10	—	—	—	(66.6)
					77.7
Other tangible assets	11	1.5	0.5	0.5	0.9
Other investments	12	75.1	196.8	196.8	176.2
Intangible assets	13	6.0	—	—	—
		4,013.5	4,252.3	4,252.3	4,651.1
Current assets					
Trading properties	14	65.9	68.3	68.3	66.7
Debtors	15	78.7	50.1	50.1	75.2
Other short-term investments	16	17.7	1.9	1.9	1.1
Cash and near cash investments	17	106.2	84.2	84.2	71.7
		268.5	204.5	204.5	214.7
Creditors: amounts falling due within one year	18	(217.0)	(270.8)	(270.8)	(224.4)
Net current (liabilities)/assets		51.5	(66.3)	(66.3)	(9.7)
Total assets less current liabilities		4,065.0	4,186.0	4,186.0	4,641.4
Creditors: amounts falling due after more than one year					
Loans	19	(1,481.5)	(1,707.9)	(1,707.9)	(1,817.9)
Subordinated convertible debt	19	(207.4)	(70.4)	(70.4)	(64.0)
Other creditors		(0.5)	(0.5)	(0.5)	(1.0)
		(1,689.4)	(1,778.8)	(1,778.8)	(1,882.9)
Provisions for liabilities and charges	23	(9.0)	(8.5)	(65.3)	(75.0)
Net assets		2,366.6	2,398.7	2,341.9	2,683.5
Capital and reserves:					
Called up ordinary share capital	24	139.5	142.1	142.1	156.3
Share premium account	25	316.6	346.0	346.0	489.3
Revaluation reserve	25	1,314.5	1,319.0	1,319.0	1,458.3
Other reserves	25	546.0	546.9	546.9	546.9
Profit and loss account	25	36.1	44.7	(12.1)	32.7
Shareholders' funds		2,352.7	2,398.7	2,341.9	2,683.5
Equity minority interests		13.9	—	—	—
Total shareholders' funds including minority interests		2,366.6	2,398.7	2,341.9	2,683.5
Net assets per share (adjusted)	26	843p	844p	844p	878p
Net assets per share (diluted, adjusted)	26	796p	827p	827p	862p

* Restated for the effect of change of accounting policy in respect of deferred tax (see note 6)

Statement of group total recognised gains and losses

	For the years ended 31 December			
	Pre FRS 19		Post FRS 19	
	2000	2001	Restated* 2001	2002
	£m	£m	£m	£m
Profit for the financial year attributable to shareholders	105.5	75.5	70.8	81.0
Group's share of increase in valuation of investment properties	135.5	11.7	11.7	174.3
Group's share of increase in valuation of joint ventures	—	—	—	4.3
Unrealised (deficit)/surplus on other fixed asset investments	12.2	(3.7)	(3.7)	(2.5)
Current tax relating to realisation of gains recognised in prior periods	—	—	—	(3.5)
Foreign exchange and other movements	4.1	0.6	0.6	0.1
Total recognised gains and losses for the year	257.3	84.1	79.4	253.7
Prior year adjustment (note 6)				(56.8)
Total gains and losses recognised since last annual report				196.9

Reconciliation of movements in group shareholders' funds

	For the years ended 31 December			
	Pre FRS 19		Post FRS 19	
	2000	2001	Restated* 2001	2002
	£m	£m	£m	£m
Opening shareholders' funds as previously stated	2,231.0	2,352.7	2,352.7	2,398.7
Prior year adjustment (note 6)	—	—	(52.1)	(56.8)
Opening shareholders' funds (restated)	2,231.0	2,352.7	2,300.6	2,341.9
Recognised gains and losses for the year	257.3	84.1	79.4	253.7
Dividends	(62.8)	(62.3)	(62.3)	(69.6)
Acquisition of minority through issue of shares	351.7	—	—	—
Capital reserve arising on consolidation (note 13)	193.2	—	—	—
Ordinary shares issued	—	32.9	32.9	157.5
Cancellation of shares	(617.7)	(8.7)	(8.7)	—
Closing shareholders' funds	2,352.7	2,398.7	2,341.9	2,683.5

Note of group historical cost profits and losses

	For the years ended 31 December			
	Pre FRS 19		Post FRS 19	
	2000	2001	Restated* 2001	2002
	£m	£m	£m	£m
Profit on ordinary activities before taxation	153.0	90.9	90.9	103.8
Prior year revaluation surplus realised	28.6	1.2	1.2	30.2
Historical cost profit on ordinary activities before taxation	181.6	92.1	92.1	134.0
Historical cost profit retained for the period after taxation, minority interests and dividends	71.3	14.4	9.7	41.6

Consolidated statement of group cash flows

	Notes	2000	2001	2002
		For the years ended 31 December		
		£m	£m	£m
Net cash inflow from operating activities	27	240.8	187.4	201.8
Returns on investments and servicing of finance	27	(110.1)	(117.9)	(130.9)
Taxation paid		(36.2)	(24.9)	(12.6)
Capital expenditure and financial investment	27	(67.0)	(147.9)	(288.5)
Acquisitions and disposals	29	(14.3)	35.9	—
Equity dividends paid		(94.3)	(60.8)	(64.7)
Cash outflow before use of liquid resources and financing		(81.1)	(128.2)	(294.9)
Management of liquid resources	27	102.6	39.3	5.3
Financing	28	(36.5)	111.0	282.1
(Decrease)/increase in cash during the year		(15.0)	22.1	(7.5)
Reconciliation of net cash flow to movement in net debt				
(Decrease)/increase in cash during the year		(15.0)	22.1	(7.5)
Net cash inflow from increase in debt		(593.5)	(127.5)	(122.9)
Non cash change in net debt		—	32.9	12.5
Cash inflow from decrease in liquid resources		(139.0)	(42.3)	(5.0)
Movement in net debt during the year		(747.5)	(114.8)	(122.9)
Net debt at 1 January		(838.1)	(1,585.6)	(1,700.4)
Net debt at 31 December	21	(1,585.6)	(1,700.4)	(1,823.3)

Principal Accounting Policies

Accounting convention and basis of preparation

The financial statements are prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by the revaluation of properties and investments as described below.

Basis of consolidation

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings. As provided by Section 230(3) of the Companies Act 1985, a separate profit and loss account is not presented for the company.

Joint ventures are accounted for under the gross equity method. The group's share of gross assets and gross liabilities of joint ventures is shown on the face of the consolidated balance sheet. The group's share of the operating profit of joint ventures is shown separately in the consolidated profit and loss account.

Change in accounting policy

Deferred tax is not recognised in respect of valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. However, the adoption of FRS19 in 2002 has resulted in a change of accounting policy for deferred tax on other timing differences. Deferred tax is now provided for in full on tax liabilities arising from all other timing differences including capital allowances, irrespective of the likelihood of their eventual reversal.

Where appropriate, previously reported figures for 2001 have been restated to show the financial effect of this change in accounting policy as set out in Note 6 to the accounts.

Goodwill

Goodwill arising on acquisition of group undertakings is carried as an intangible asset and is amortised over its estimated useful economic life which does not exceed 20 years.

The negative goodwill which arose as a result of the acquisition of the minority interest in CSC during 2000 has been credited to other reserves. This is not in accordance with FRS 10 which requires that negative

goodwill should be presented as a negative asset immediately below the goodwill heading on the balance sheet. Since the negative goodwill relates to investment properties which are neither depreciated nor held for resale, the negative goodwill could remain on the balance sheet as a negative asset indefinitely. The Directors consider that the treatment required by FRS 10 would not show a true and fair view, as it would not properly reflect the particular transaction or correctly state the net assets of the group. The treatment adopted is not inconsistent with the requirements of the Companies Act 1985.

Investment properties

Completed investment properties are professionally valued on an open market basis by external valuers at the balance sheet date. Surpluses and deficits arising during the year are reflected in the revaluation reserve.

Investment properties under development and land are included in the balance sheet at cost. Provision is made where necessary for any anticipated valuation deficiencies arising on completion. Cost includes interest and other attributable outgoings, except in the case of properties and land where no development is imminent, in which case no interest is included.

Depreciation

In accordance with Statement of Standard Accounting Practice 19 ("**SSAP 19**"), no depreciation is provided in respect of freehold or long leasehold investment properties including integral plant. The requirement of the Companies Act 1985 is to depreciate all properties but that requirement conflicts with the generally accepted principles set out in SSAP 19. The Directors consider that, as these properties are held for investment, to depreciate them would not give a true and fair view and it is necessary to adopt SSAP 19 for the accounts to show a true and fair view. The financial effect of the departure from the Companies Act 1985 cannot reasonably be quantified, as depreciation is only one of the many factors reflected in the annual valuation of properties so the amount which might otherwise have been charged cannot be separately identified or quantified.

The value of short leasehold investment properties (under 20 years) at the beginning of the year is amortised over the remaining term of the lease.

Other fixed assets are depreciated mainly by equal instalments over their expected economic lives which do not exceed five years.

Trading properties

Trading properties and land are included in the balance sheet at the lower of cost and net realisable value. Cost consists of direct cost excluding interest. Profits on sales are recognised only when legal title passes.

Other investments

Listed fixed asset investments are revalued to their mid-market listed values ruling at the balance sheet date. Other fixed asset investments are carried in the balance sheet at Directors' valuation based on net asset value. Any surplus or deficit on revaluation, to the extent that a deficit is not permanent, is taken to the revaluation reserve.

Other listed investments held as current assets are revalued to market value and the resulting gains or losses are taken through the profit and loss account. This is not in accordance with Schedule 4 to the Companies Act 1985, which requires that such assets be stated at the lower of cost and net realisable value, or that if revalued, any revaluation differences be taken to revaluation reserve. The Directors consider that these requirements would fail to give a true and fair view of the profit for the year of the company since the marketability of the securities enables decisions to be taken continually about whether to hold or sell them, and hence the economic measure of profit in any period is properly made by reference to market values.

Turnover

Property turnover consists of gross rental income calculated on an accruals basis, together with sales and services in the ordinary course of business, excluding sales of investment properties. In accordance with Urgent Issues Task Force Abstract 28, rental income receivable in the period from lease commencement to the earlier of the first market rent review and the lease end date is spread evenly over that period. Any incentive for lessees to enter into a lease agreement is spread over the same period.

Turnover in respect of financial services, investment and other income represents investment income, fees and commissions earned on an accruals basis and profits or losses recognised on investments held for the short term.

Cost of sales

For property, cost of sales consists of ground rents payable, rents payable by way of participating interests of funding partners and other property outgoings directly attributable to investment and trading properties. For financial services, cost of sales includes direct costs relating to financial services business other than those attributable to administrative costs.

Taxation

Corporation tax is provided at the current rate on taxable profits. Tax payable upon realisation of revaluation gains recognised in prior periods is recorded as a movement in reserves and reported in the statement of total recognised gains and losses.

Deferred taxation is provided in full on timing differences other than valuation surpluses on investments held for the long term where disposal is not contemplated in the foreseeable future. Deferred taxation is provided on the difference between the tax written down value and book value of all assets and on chargeable capital gains on those investments and investment properties earmarked for sale at the date of the accounts. This liability is not discounted. The potential amount of taxation which would be payable if all valuation surpluses on investments held for the long term were to be realised is disclosed in Note 6 to the accounts.

Pensions

The expected cost to the group of defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes.

The costs of defined contribution schemes and group personal plans are charged against profits in the year in which they are incurred.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rate of exchange ruling at the balance sheet date. Results in foreign currencies are translated into sterling at the average rate of exchange for the period. Exchange differences arising from the retranslation of the opening net investment in overseas undertakings, after taking account of related foreign currency borrowings and other hedging instruments, are recorded as adjustments to the appropriate opening reserves and are reported in the statement of total recognised gains and losses. Other exchange differences are dealt with through the profit and loss account.

Derivatives and financial instruments

Debt instruments are stated at their net issue proceeds, adjusted for amortisation of issue costs. Profits and losses in respect of derivatives and other financial instruments, where these have been entered into in accordance with the group's policies in relation to hedging of interest rate and currency risk, are recognised on an accruals basis, reflecting the cash flows over the life of the instrument. No adjustment is made in the accounts in respect of the market value of such instruments unless such instruments are judged to be in excess of current or future hedging requirements.

Notes to the accounts

1 Segmental reporting

	Group turnover			Group operating profit		
	2000	2001	2002	2000	2001	2002
	£m	£m	£m	£m	£m	£m
Property investment UK shopping centres	209.7	227.7	244.9	136.0	146.5	161.2
Commercial properties						
United Kingdom	52.3	53.4	58.3	45.2	45.5	45.2
United States	16.9	18.2	20.9	10.8	11.9	13.9
Property trading	40.9	11.1	11.9	11.4	6.3	5.1
Investment and financial services income	17.9	17.1	8.6	9.6	5.6	7.2
Realised trading gains on listed property shares	24.3	3.5	—	24.3	3.5	—
	362.0	331.0	344.6	237.3	219.3	232.6
Administrative expenses				(21.1)	(19.9)	(20.5)
				216.2	199.4	212.1
Geographical analysis:						
United Kingdom	344.0	311.4	315.5	205.0	188.2	197.9
United States	18.0	19.6	29.1	11.2	11.2	14.2
	362.0	331.0	344.6	216.2	199.4	212.1

	Attributable net assets			
	Pre FRS 19		Post FRS 19	
	2000	2001	Restated 2001	2002
	£m	£m	£m	£m
Property investment UK shopping centres	3,099.8	3,216.9	3,216.9	3,522.3
Commercial properties				
United Kingdom	694.0	712.2	712.2	705.3
United States	137.1	125.9	125.9	168.7
Property trading	65.9	68.3	68.3	66.7
Investment and financial services income	83.8	180.8	180.8	151.7
Realised trading gains on listed property shares	—	—	—	—
	4,080.6	4,304.1	4,304.1	4,614.7
Administrative expenses Non interest bearing assets and liabilities	(128.4)	(205.0)	(261.8)	(107.9)
Interest bearing assets and liabilities:				
Cash and near cash investments	106.2	84.2	84.2	71.7
Short-term borrowings	(2.9)	(6.3)	(6.3)	(13.1)
Long-term borrowings	(1,688.9)	(1,778.3)	(1,778.3)	(1,881.9)
	2,366.6	2,398.7	2,341.9	2,683.5
Geographical analysis:				
United Kingdom	2,272.5	2,301.6	2,256.7	2,584.3
United States	94.1	97.1	85.2	99.2
	2,366.6	2,398.7	2,341.9	2,683.5

Turnover has been analysed by reference to geographical origin. Turnover analysed by geographical destination would be the same.

2 Discontinued operations

During 2000, the group discontinued the majority of its financial services operations in order to focus on its core property operations. Amounts relating to these operations have been disclosed in a separate column in the profit and loss account in order to present more clearly the profits and losses arising from the continuing operations of the group.

On 9 May 2000 the group entered into a contract to sell Liberty International Pensions Limited, in which it had an 80 per cent. interest, for cash consideration of £60 million. The exceptional profit arising on the sale amounted to £23.2 million before tax (note 3). Tax arising on the sale of £1.8 million has been charged to the profit and loss account. The principal impact on the balance sheet was to remove the insurance assets and liabilities.

On 14 November 2000 the group entered into a contract to sell Liberty International Jersey Limited for cash consideration of £33.5 million to Liberty Group Limited, a former substantial shareholder of the company. The exceptional profit arising on the sale amounted to £3.6 million before tax (note 3), with the net proceeds included in other debtors at 31 December 2000. Tax of £1.2 million arising on the sale was charged to the profit and loss account.

During 2001, the group sold Portfolio Fund Management Limited for cash consideration of £12.0 million. The exceptional profit arising on the sale amounted to £3.0 million, on which no tax is payable. The cash effect of this transaction is shown in note 29. Included within 2001 financial services turnover is £0.8 million (2000 — £3.9 million) in respect of Portfolio Fund Management Limited.

3 Exceptional profit on disposal of fixed assets and subsidiaries

	2000	2001	2002
	£m	£m	£m
Profits/(losses) arising on disposal of investment properties	(0.8)	0.2	(0.7)
Profits arising on disposal of fixed asset investments	—	0.7	6.5
Profits arising on disposal of subsidiaries	26.8	3.1	2.8
	26.0	4.0	8.6

4 Net interest (payable)/receivable

(a) Net interest (payable)/receivable — recurring

	2000	2001	2002
	£m	£m	£m
Interest payable			
On sums not wholly repayable within five years	(68.7)	(103.7)	(124.1)
On subordinated convertible debt	(12.2)	(8.1)	(2.8)
On bank loans, overdrafts and other loans wholly repayable within five years	(17.3)	(16.0)	(7.3)
	(98.2)	(127.8)	(134.2)
Interest receivable	7.6	4.2	3.8
	(90.6)	(123.6)	(130.4)
Adjustment in respect of interest capitalised on investment properties under development	7.2	3.7	1.2
Group net interest (payable)	(83.4)	(119.9)	(129.2)
Share of interest (payable) by joint ventures (note 10)	—	—	(0.1)
	(83.4)	(119.9)	(129.3)

Interest is capitalised gross of tax on the basis of the average rate of interest paid on the relevant debt applied to the cost of developments during the year.

(b) Net interest (payable)/receivable — exceptional

	2000	2001	2002
	£m	£m	£m
Repurchase of CSC unsecured bonds	—	8.3	9.6
Repurchase of Liberty International convertible bonds	(3.3)	(8.7)	(1.0)
Early termination of interest rate hedging contracts	3.2	8.9	—
Early redemption of US notes 1999 — 2006	(5.7)	—	—
Other exceptional finance charges	—	(1.1)	—
	(5.8)	7.4	8.6

5 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is arrived at after charging:

	2000	2001	2002
	£m	£m	£m
Amortisation of short leaseholds	0.8	1.0	1.1
Amortisation of goodwill	0.6	0.2	—
Depreciation	0.9	0.7	0.3
Auditors' remuneration	0.3	0.3	0.4
Remuneration paid to the company's auditors for non-audit work	1.5	0.4	0.4
Staff costs (see note 35)	29.0	25.5	25.8

2000 auditors' remuneration for non-audit work includes £1.2 million deducted in arriving at exceptional profit on disposal of subsidiaries. In addition in 2000, the auditors received a further £0.7 million in fees, which were charged to reserves, in respect of repurchase of own shares and issuance of share capital.

6 Taxation on profit on ordinary activities

(a) Change of accounting policy

For the years ended 31 December 2000 and 2001 the group accounting policy was to provide for deferred tax to the extent that it was probable that a liability would crystallise, on the liability method on short-term timing differences. Following the introduction of FRS19 this policy has changed with the effect that deferred tax is now provided in full on tax liabilities arising from all timing differences, other than revaluation surpluses, regardless of their likelihood of reversal. The taxation charge and deferred tax provision have been adjusted in respect of prior years to reflect this change of accounting policy. The deferred tax provision as at 31 December 2001 increased by £56.8 million and consequently reserves decreased by that amount. The tax charge for the period ended 31 December 2001 has been increased by £4.7 million as set out below, and consequently earnings per share for the period ended 31 December 2001 decreased by 1.72p per share.

	2001	2002
	£m	£m
Taxation on profit on ordinary activities	(11.7)	(14.1)
Adjustment for change of accounting policy	(4.7)	(4.1)
Taxation on profit on ordinary activities (restated)	(16.4)	(18.2)

(b) Taxation charge for the financial year

	Pre FRS 19		Post FRS 19	
	2000	2001	Restated 2001	2002
	£m	£m	£m	£m
Current United Kingdom corporation tax at 30% on profits excluding exceptional items	(26.3)	(13.0)	(13.0)	(14.4)
Prior year items	0.7	1.8	1.8	1.2
	(25.6)	(11.2)	(11.2)	(13.2)
Overseas taxation	(1.4)	(0.5)	(0.5)	(0.2)
Total group current taxation	(27.0)	(11.7)	(11.7)	(13.4)
Deferred taxation	—	—	(4.7)	(4.1)
Attributable to joint ventures	—	—	—	(0.7)
Tax on ordinary items	(27.0)	(11.7)	(16.4)	(18.2)
Tax on exceptional items	(1.4)	(2.8)	(2.8)	(4.6)
Total tax charge	(28.4)	(14.5)	(19.2)	(22.8)
Exclude deferred tax charge				
— on ordinary items	—	—	4.7	4.1
— on exceptional items	—	2.7	2.7	2.4
Current tax charge	(28.4)	(11.8)	(11.8)	(16.3)

Factors affecting the tax charge for the year

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30 per cent.). The differences are explained below:

	2001 £m	2002 £m
Profit on ordinary activities before taxation	90.9	103.8
Profit on ordinary activities multiplied by the standard rate in the UK (30%)	27.3	31.1
Utilisation of tax losses	(1.6)	(3.4)
Capital allowances	(4.3)	(5.1)
Deferred tax on exceptional items	(2.7)	(2.4)
Prior year items	(1.8)	(1.2)
Overseas taxation, including joint ventures	(2.2)	(0.5)
Reduced tax on disposal of properties and subsidiaries	(0.6)	(0.6)
Untaxed dividends	(1.0)	(1.7)
Expenses disallowed, net of capitalised interest	(1.3)	0.1
	11.8	16.3

The principal factors contributing to the low tax charge in 2000 were tax relief on capitalised interest, losses brought forward from prior years and capital allowances on assets not subject to depreciation and in respect of which no provision for deferred taxation had been made.

(c) Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, a provision of £414.3 million (2001 — £373.6 million, 2000 — £385.5 million) would be required, assuming investment properties and investments were disposed of at 31 December 2002 at their carrying value. The amount is undiscounted and takes no account of the long-term deferral of the liability until eventual disposal or of the benefit from future inflation — linked indexation allowances.

7 Dividends

	2000 £m	2001 £m	2002 £m
Interim ordinary dividend paid of 11.25p per share (2001 — 10.75p, 2000 — 10.25p)	(30.7)	(28.8)	(31.4)
Final ordinary dividend declared of 12.5p per share (2001 — 12.0p, 2000 — 11.5p)	(32.1)	(33.5)	(38.2)
	(62.8)	(62.3)	(69.6)

Dividends of £1.3 million were waived by LI Share Plan (Jersey) Limited as Trustee of the ESOP in respect of 2002 (see note 12) (2001 — £1.0 million, 2000 — £0.9 million).

Details of the shares in issue are given in note 24.

8 Earnings per share

	2000 millions	2001 millions	2002 millions
Weighted average ordinary shares in issue	274.4	278.2	288.4
Weighted average ordinary shares held by ESOP	(4.0)	(4.6)	(4.8)
Weighted average ordinary shares in issue for calculation of basic earnings per share	270.4	273.6	283.6
Effect of dilution	24.7	35.3	13.6
Weighted average ordinary shares in issue for calculation of diluted earnings per share	295.1	308.9	297.2

	Pre FRS 19		Post FRS 19	
			Restated	
	2000	2001	2001	2002
	£m	£m	£m	£m
Earnings used for calculation of basic earnings per share	105.5	75.5	70.8	81.0
Exceptional items, net of tax	(18.8)	(8.6)	(8.6)	(12.6)
Add back additional deferred tax arising from the adoption of FRS19	—	—	4.7	4.1
Earnings used for calculation of earnings per share before exceptional items (adjusted)	86.7	66.9	66.9	72.5
Earnings used for calculation of basic earnings per share	105.5	75.5	70.8	81.0
Effect of dilution	9.1	8.1	8.1	2.0
Earnings used for calculation of diluted earnings per share	114.6	83.6	78.9	83.0

9 Investment properties

	Freehold	Leasehold over 50 years	Leasehold under 50 years	Total
	£m	£m	£m	£m
Completed properties at external valuation:				
At 31 December 2000	1,914.1	1,870.0	5.8	3,789.9
Additions	138.9	1.4	—	140.3
Disposals	(20.5)	—	—	(20.5)
Foreign exchange fluctuations	3.5	—	—	3.5
Amortisation	—	—	(1.0)	(1.0)
Reclassification — completed developments	155.8	—	—	155.8
Reclassification — Portfolio Property Fund	(54.4)	—	—	(54.4)
Surplus on valuation	7.9	3.1	0.7	11.7
At 31 December 2001	2,145.3	1,874.5	5.5	4,025.3
Properties under development at cost:				
At 31 December 2000 (including £11.8 million capitalised interest)	138.3	2.7	—	141.0
Additions	37.7	6.8	—	44.5
Reclassification — completed developments	(155.8)	—	—	(155.8)
At 31 December 2001 (including £1.3 million capitalised interest)	20.2	9.5	—	29.7
Investment properties				
At 31 December 2001	2,165.5	1,884.0	5.5	4,055.0
At 31 December 2000	2,052.4	1,872.7	5.8	3,930.9
Completed properties at external valuation:				
At 31 December 2001	2,145.3	1,874.5	5.5	4,025.3
Additions	260.8	45.0	—	305.8
Disposals, including transfers to joint ventures	(41.3)	(143.5)	—	(184.8)
Foreign exchange fluctuations	(10.0)	—	—	(10.0)
Reclassification — completed developments	14.6	—	—	14.6
Amortisation	—	—	(1.1)	(1.1)
Surplus on valuation	112.8	61.5	—	174.3
At 31 December 2002	2,482.2	1,837.5	4.4	4,324.1
Properties under development at cost:				
At 31 December 2001 (including £1.3 million capitalised interest)	20.2	9.5	—	29.7
Additions	48.8	9.6	—	58.4
Reclassification — completed developments	(14.6)	—	—	(14.6)
Reclassification — trading properties	(1.3)	—	—	(1.3)
At 31 December 2002 (including £2.0 million capitalised interest)	53.1	19.1	—	72.2
Investment properties:				
At 31 December 2002	2,535.3	1,856.6	4.4	4,396.3

	2000	2001	2002
	£m	£m	£m
Geographical analysis:			
United Kingdom	3,793.8	3,929.1	4,227.6
United States	137.1	125.9	168.7
	3,930.9	4,055.0	4,396.3

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 31 December 2000, 2001 and 2002 by external valuers in accordance with the Appraisal and

Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value, gross of purchaser' costs.

In the UK, properties were valued by either DTZ Debenham Thorpe Tie Leung, Chartered Surveyors, CB Hillier Parker, Chartered Surveyors, Matthews and Goodman, Chartered Surveyors or Richard Ellis St Quintin, Chartered Surveyors. In the United States properties were valued by Jones Lang LaSalle.

The historic cost of completed investment properties was £2,562.4 million (2001 — 2,340.8 million, 2000 — £2,087 million).

In accordance with the group's accounting policy and SSAP 19, no depreciation has been charged in respect of freehold or long leasehold investment properties. The effect of this departure from the Companies Act 1985 has not been quantified because it is impracticable and, in the opinion of the Directors, would be misleading.

Investment properties, including those held through joint ventures, are valued without deduction of purchasers' costs as the Directors do not consider such deduction to be appropriate as there is no current intention to dispose of the assets and stamp duty, which at 4 per cent. in the UK comprises the majority of the cost, is not payable by the vendor. Full provision for purchasers' costs at 5 per cent. in the UK and 3.5 per cent. in the US would amount to £179.0 million in respect of UK shopping centres and £41.2 million in respect of the other commercial properties (2001 — £160.4 million and £39.0 million respectively, 2000 — £148.6 million and £38.8 million respectively). The amount disclosed in note 6 in respect of contingent deferred taxation would be reduced by 30 per cent. of the above amounts if provision had been made for these purchasers' costs.

Included in properties under development as at 31 December 2002 is £40 million, being the initial payment in respect of the development of the Chapelfield Shopping Centre (see note 30).

Upon disposal of the manager of the Portfolio Property Fund in 2001 (see note 2), the group ceased to consolidate its interest in the renamed Edinburgh Property Portfolio. The group investment at 31 December 2001 and 31 December 2002 is included in investments in listed shares and units.

10 Joint ventures

	Liberty International Share 2002
	£m
Summarised profit and loss account	
Gross rental income	6.5
Net rental income	3.8
Net interest payable	(0.1)
Tax	(0.7)
Profit after tax	3.0
Summarised statement of total recognised gains and losses	
Profit retained for the year	3.0
Unrealised surplus on revaluation	4.3
Total return	7.3
Summarised balance sheet	
Investment properties at valuation	136.4
Development and trading properties at cost	7.4
Total properties	143.8
Current assets	0.5
Gross assets	144.3
Current liabilities	(0.5)
Debt falling due after one year	(66.1)
Gross liabilities	(66.6)
Net assets	77.7

The Potteries Shopping Centre Limited Partnership ("**The Potteries LP**") was established in October 2002, registered in England and Wales, for investment in The Potteries Shopping Centre, Hanley, Stoke-on-Trent. The Potteries LP is held equally on a 50:50 basis and has a 31 December year end. All other joint ventures are registered in the United States, are held equally on a 50:50 basis and are in the business of property investment.

11 Other tangible assets

	Cost	Accumulated depreciation	Net
	£m	£m	£m
At 31 December 2000	5.8	(4.3)	1.5
Additions	0.2	—	0.2
Disposals	(1.2)	0.7	(0.5)
Charge for the year	—	(0.7)	(0.7)
At 31 December 2001	4.8	(4.3)	0.5
Additions	0.7	—	0.7
Disposals	(0.2)	0.2	—
Charge for the year	—	(0.3)	(0.3)
At 31 December 2002	5.3	(4.4)	0.9

Other tangible assets include vehicles, fixtures, fittings and other office equipment.

12 Other investments

	Listed shares and units	Own shares	Total
	£m	£m	£m
At 31 December 1999	—	13.6	13.6
Additions	49.2	4.4	53.6
Revaluation to market value	10.3	—	10.3
Allocations	—	(2.4)	(2.4)
At 31 December 2000	59.5	15.6	75.1
Additions	70.5	6.2	76.7
Disposals	(8.8)	—	(8.8)
Revaluation to market value	(3.7)	—	(3.7)
Reclassification (note 9)	61.4	—	61.4
Allocations	—	(3.9)	(3.9)
At 31 December 2001	178.9	17.9	196.8
Additions	44.4	11.3	55.7
Disposals	(70.2)	—	(70.2)
Revaluation to market value	(2.5)	—	(2.5)
Allocations	—	(3.6)	(3.6)
At 31 December 2002	150.6	25.6	176.2

Investments in listed shares and units are listed on the London and Amsterdam stock exchanges and at 31 December 2002 include 19.4 per cent. of the ordinary share capital of Great Portland Estates plc (2001 — 9.4 per cent., 2000 — 5.0 per cent.).

Own shares:

Investment in own shares represents 5,857,259 ordinary shares in Liberty International (2001 — 4,639,625, 2000 — 4,178,283 with a nominal value of £2.9 million (2001 — £2.3 million, 2000 — £2.1 million). The historic cost of own shares at 31 December 2002 was £28.4 million (2001 — £20.3 million, 2000 — £16.9 million). The shares are held by the Trustee of the Employee Share Ownership Plan ("**ESOP**") operated by the company. The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements. All own shares are stated at cost less amounts written off in respect of allocations to employees. The market value of the Liberty International shares at 31 December 2002 was £33.1 million (2001 — £22.4 million, 2000 — £20.4 million).

Dividends payable on these shares have been waived by agreement. The costs of administering the ESOP are included in administration costs of the company.

13 Intangible assets

	2000	2001	2002
	£m	£m	£m
At 1 January	12.7	6.0	—
Disposals	(6.2)	(5.9)	—
Amortisation	(0.5)	(0.1)	—
At 31 December	6.0	—	—

Disposals in 2001 relate to the realisation of goodwill upon sale of Portfolio Fund Management Limited (2000 — Liberty International Jersey Limited).

Acquisition of the minority interest in CSC

On 14 September 2000, the company made an offer to acquire the remaining ordinary share capital of CSC not already held by the group. The offer was declared unconditional on 13 November 2000 and, having received acceptances in respect of more than 90 per cent. of the minority-held shares, the company commenced procedures to acquire compulsorily the remaining shares on 19 December 2000. By 31 December 2000, the company had acquired all but 0.3 per cent. of CSC's ordinary shares and the compulsory acquisition procedures were completed on 30 January 2001.

Consideration in respect of equity interests comprised 71.5 million ordinary shares of Liberty International and £40.0 million cash. Expenses of £4.0 million were incurred of which £0.4 million related directly to the issue of share capital and were therefore written off against the share premium account.

The balance of £94.9 million CSC subordinated convertible bonds not held by the group was acquired on 18 December 2000, through the issue of £94.9 million new Liberty International subordinated convertible bonds (see note 20).

Fair value of assets acquired:

	CSC book value at acquisition	Portion acquired	Fair value adjustment	Fair value acquired
	£m	£m	£m	£m
Investment properties (including developments)	3,048.5	807.1	—	807.1
Other fixed assets	1.9	0.5	—	0.5
Cash and liquid investments	21.9	5.8	—	5.8
Other net assets less current liabilities	(43.9)	(11.7)	—	(11.7)
Borrowings:				
Convertible bonds	(203.2)	(53.8)	(9.2)	(63.0)
Eurosterling bonds due 2013	(197.5)	(52.3)	1.5	(50.8)
Eurosterling bonds due 2009	(148.5)	(39.3)	3.6	(35.7)
Secured bank loan 2016	(172.5)	(45.7)	—	(45.7)
Bank loans and overdraft	(61.7)	(16.3)	—	(16.3)
Provisions for liabilities and charges	(5.4)	(1.4)	—	(1.4)
Net assets acquired	2,239.6	592.9	(4.1)	588.8
Fair value of consideration:				
Equity				352.0
Cash				40.0
Costs				3.6
				395.6
Negative goodwill — dealt with in reserves as a negative consolidation difference				193.2

14 Trading properties

	2000	2001	2002
	£m	£m	£m
Undeveloped sites	39.8	37.2	34.2
Completed properties	26.1	31.1	32.5
	65.9	68.3	66.7

The estimated replacement cost of trading properties based on market value amounted to £69.9 million at 31 December 2002 (2000 — £72.1 million, 2000 -- £68.4 million).

15 Debtors

	2000	2001	2002
	£m	£m	£m
Amounts falling due within one year:			
Rents receivable	13.9	16.5	19.1
Other debtors	48.9	6.8	15.6
Prepayments and accrued income	12.8	23.6	37.4
	75.6	46.9	72.1
Amounts falling due after more than one year:			
Other debtors	0.6	0.3	0.5
Prepayments and accrued income	2.5	2.9	2.6
	78.7	50.1	75.2

16 Other short-term investments

All short-term investments are stated at market value. The effect on the accounts of using this alternative accounting method is to increase profit before taxation by £0.2 million (2001 — £0.5 million, 2000 — £2.0 million) and to increase the carrying value of short-term investments held at 31 December 2002 by £0.7 million (2001 — £0.6 million, 2000 — £1.6 million). In addition to the holdings of listed investments, from 2001 the group entered into equity-linked derivative "contracts for difference". The market value of the equities underlying such contracts at 31 December 2002 was £11.5 million (2001 — £14.1 million). The market value of these contracts is nil as the differences are cash settled daily.

17 Cash and near cash investments

	2000	2001	2002
	£m	£m	£m
Cash and deposits	53.8	74.1	66.6
Liberty International Money Funds	18.3	—	—
Other near cash investments	34.1	10.1	5.1
	106.2	84.2	71.7

18 Creditors: amounts falling due within one year

	2000	2001	2002
	£m	£m	£m
Bank loans and overdrafts (note 21)	2.9	6.3	13.1
Trade creditors	3.4	9.5	4.3
Corporation tax	26.8	14.0	18.7
Other taxes and social security	8.3	11.4	14.5
Other creditors	19.2	77.1	14.3
Rents receivable in advance	55.7	46.0	61.8
Accruals and deferred income	68.6	73.0	59.4
Dividends payable	32.1	33.5	38.3
	217.0	270.8	224.4

19 Creditors: amounts falling due after more than one year

	2000	2001	2002
	£m	£m	£m
Secured			
Bank loan due 2015 — non-recourse	—	544.2	536.4
Bank loan due 2014 — non-recourse	—	—	208.3
Bank loan due 2011 — non-recourse	—	445.6	443.8
Bank loan due 2007 — non-recourse	—	—	39.8
	—	989.8	1,228.3
Debentures — 2021 and 2027	230.0	230.0	230.0
Bank loan due 2016	172.5	172.5	172.5
Other fixed rate loans	52.0	42.1	76.2
	454.5	1,434.4	1,707.0
Unsecured			
Bank loans	685.9	41.0	—
CSC bonds 2013	196.1	115.3	36.0
CSC bonds 2009	145.0	117.2	74.9
	1,481.5	1,707.9	1,817.9
6.25% Liberty International Subordinated Convertible Bonds due 2006 (note 20)	104.1	70.4	64.0
5.5% Liberty International Subordinated Convertible Bonds due 2009 (note 20)	103.3	—	—
Total debt: amounts falling due after more than one year (note 21)	1,688.9	1,778.3	1,881.9
Other creditors	0.5	0.5	1.0
	1,689.4	1,778.8	1,882.9

20 Subordinated convertible bonds

The subordinated convertible bonds are stated net of issue costs, are unsecured and are subordinated to all other forms of debt.

6.25 per cent. Subordinated Convertible Bonds due 2006

On 18 December 2000, £94.9 million 6.25 per cent. CSC subordinated convertible bonds not already held by the Liberty International Group were exchanged for £94.9 million 6.25 per cent. Liberty International Subordinated Convertible bonds due 2006, all of which were outstanding at 31 December 2000. During 2002 £5,000,000 nominal of the bonds were repurchased and cancelled (2001 — £29,750,000) and £13,573 nominal were converted into 3,015 ordinary shares (2001 — £3,570 converted into 791 ordinary shares) such that at 31 December 2002 there were £60.2 million nominal bonds in issue (2001 — £65.2 million). The holders of the bonds have the option to convert the bonds into ordinary shares at any time up to 24 December 2006 at 450p per ordinary share, a conversion rate of approximately 22.2 ordinary shares for every £100 nominal of convertible bonds. Unless converted, the bonds may be redeemed at par at the company's option at any time on or after 31 December 2003. Unless otherwise converted or redeemed, the convertible bonds will be redeemed by Liberty International at par on 31 December 2006.

5.5 per cent. Liberty International Subordinated Convertible bonds due 2009

The holders of the 5.5 per cent. subordinated convertible bonds had the option to convert the bonds into ordinary shares at any time up to 23 April 2009 at 475p per ordinary share, a conversion rate of approximately 21.1 ordinary shares for every £100 nominal of convertible bonds. This original conversion rate of 490p per share was adjusted on 14 August 2000, following the repurchase and cancellation of 93.5 million ordinary shares. During 2001 £39,117,000 nominal of the bonds were repurchased and cancelled and £32,852,928 nominal were converted into 6,916,326 ordinary shares at the conversion price of 475p nominal of bond per share. On 31 December 2001 all the remaining £31,314,430 nominal of the bonds outstanding were redeemed by the company at £1.03 per £1 nominal, as provided under the terms of the bonds.

21 Debt

(a) Analysis of net debt

	2000	2001	2002
	£m	£m	£m
Debt due within one year (note 18)	2.9	6.3	13.1
Debt due after more than one year (note 19)	1,688.9	1,778.3	1,881.9
Gross debt	1,691.8	1,784.6	1,895.0
Cash and near cash investments (note 17)	(106.2)	(84.2)	(71.7)
Net debt	1,585.6	1,700.4	1,823.3

(b) Maturity of gross debt

	2000	2001	2002
	£m	£m	£m
Wholly repayable within one year	2.9	6.3	13.1
Wholly repayable in more than one year but not more than two years	271.3	3.1	1.5
Wholly repayable in more than two years but not more than five years	428.4	126.3	164.8
Wholly repayable in more than five years	989.2	1,648.9	1,715.6
	1,691.8	1,784.6	1,895.0

(c) Security profile

	2000	2001	2002
	£m	£m	£m
Secured	455.4	1,440.5	1,720.1
Unsecured	1,236.4	344.1	174.9
	1,691.8	1,784.6	1,895.0

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries.

22 Financial instruments

Treasury policy

The group enters into derivative transactions such as interest rate swaps and forward foreign exchange contracts in order to manage the risks arising from its activities. The main risks arising from the group's financing structure are interest rate risk, liquidity risk and market price risk, the latter in respect of both interest rates and foreign exchange. The policies for managing each of these risks and the principal effects of these policies on the results for the year are summarised below.

Interest rate risk: Group debt carries both fixed and floating interest rates. Bank debt is typically at floating rates linked to LIBOR for the relevant currency. Bond debt and other capital markets debt is generally at fixed rates. The group's policy is to eliminate substantially all exposure to interest rate fluctuations in order to establish certainty over long-term cash flows.

Liquidity risk: The group's policy is to minimise refinancing risk. At 31 December 2002 the maturity profile of group debt showed an average maturity of 12 years (2001 — 12 years, 2000 — 9 years). The group will often pre-fund capital expenditure by arranging facilities or raising debt in the capital markets placing surplus funds on deposit until required for the project. Efficient treasury management and strict credit control minimise the costs and risks associated with this policy which ensures that funds are available to meet commitments as they fall due.

Market price risk: The group is exposed to market price risk through interest rate and currency fluctuations.

Interest rates: The group's policy is to substantially eliminate risk in respect of changes in interest rates such that over the longer term changes in interest rates will have little or no impact on reported profits. As a

consequence the group is exposed to market price risk in respect of the fair value of its fixed rate financial instruments.

Foreign exchange: The group has held investments in the U.S. and Australia and cash investments denominated in Euros during the years. The group seeks to minimise market price risk in respect of foreign exchange movements. The group's policy is to significantly hedge the opening net investment in non-sterling assets. This is done by matching borrowings in U.S. dollars and through entering into cross-currency interest rate swaps and forward foreign exchange contacts.

Fair values of financial assets and liabilities

Financial assets and liabilities comprise long-term borrowings, interest rate swaps and similar instruments, and cash and short-term investments. Short-term debtors and creditors are excluded from financial assets and liabilities. The fair values of financial assets and liabilities have been established using the market value where available, for those instruments without a market value a discounted cash flow approach has been used. Where no amount is disclosed in the table below, there is no material difference between the balance sheet value and the fair value.

Financial assets

Financial assets are disclosed in notes 16 and 17. These are stated in the balance sheet at market value and earn interest at interest rates which are fixed for periods of less than one year.

Financial liabilities

	31 December 2000			31 December 2001		
	Weighted average interest rate	Balance sheet value	Fair value	Weighted average interest rate	Balance sheet value	Fair value
		£m	£m		£m	£m
Debentures and other fixed rate loans						
Sterling						
C & C 9.875% debenture 2027	9.88%	150.0	225.0	9.88%	150.0	211.1
C & C 11.25% debenture 2021	11.25%	80.0	125.2	11.25%	80.0	120.2
CSC 6.875% unsecured bonds 2013	6.88%	196.1	184.9	6.88%	115.3	103.5
CSC 5.75% unsecured bonds 2009	5.75%	145.0	127.8	5.75%	117.2	101.9
U.S. dollars						
Other fixed rate loans	7.97%	52.8	52.8	7.71%	48.2	48.5
	7.99%	623.9	715.7	8.59%	510.7	585.2
Bank loans (LIBOR linked)	—	860.5	860.5	—	1,203.5	1,203.5
Hedging instruments	6.08%	—	21.6	5.60%	—	32.3
		1,484.4	1,597.8		1,714.2	1,821.0
Convertible bonds — fixed rate (note 20)	5.88%	207.4	231.0	6.25%	70.4	79.7

	31 December 2002		
	Weighted average interest rate	Balance sheet value	Fair value
		£m	£m
Debentures and other fixed rate loans			
Sterling			
C & C 9.875% debenture 2027.	9.88%	150.0	217.3
C & C 11.25% debenture 2021.	11.25%	80.0	124.0
CSC 6.875% unsecured bonds 2013.	6.88%	36.0	34.1
CSC 5.75% unsecured bonds 2009.	5.75%	74.9	68.9
U.S. dollars			
Other fixed rate loans	7.20%	81.6	85.1
	8.63%	422.5	529.4
Bank loans (LIBOR linked):			
Group	—	1,408.5	1,408.5
Share of joint ventures	—	66.1	66.1
Hedging instruments	5.66%	—	114.3
		1,897.1	2,118.3
Convertible bonds — fixed rate (note 20)	6.25%	64.0	76.5

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share would amount to 47p per share (2001 — 25p, 2000 — 25p). The maturity profile of financial liabilities is disclosed in note 21.

An analysis of the unrecognised hedging gains and losses from 31 December 2000 to 31 December 2002 is set out below.

	Gains	Losses	Total net gains/losses
	£m	£m	£m
Unrecognised gains and losses on hedges at 31 December 2000	—	(21.6)	(21.6)
Gains and losses arising in prior periods that were recognised in 2001	—	3.9	3.9
Gains and losses arising in prior years that were not recognised in 2001	—	(17.7)	(17.7)
Net gains and losses arising in the current period that were not recognised in 2001	—	(14.6)	(14.6)
Unrecognised gains and losses on hedges at 31 December 2001	—	(32.3)	(32.3)
Gains and losses arising in prior periods that were recognised in 2002	—	16.1	16.1
Gains and losses arising in prior periods that were not recognised in 2002	—	(16.2)	(16.2)
Net gains and losses arising in the current period that were not recognised in 2002	9.2	(107.3)	(98.1)
Unrecognised gains and losses on hedges at 31 December 2002	9.2	(123.5)	(114.3)
Gains and losses expected to be recognised in the next period	0.4	(19.2)	(18.8)

Hedging instruments in place at 31 December were as follows:

Interest rate swap agreements outstanding during the period from 31 December:

	2000			2001		
	Notional principal Average	Notional principal Maximum	Average Contracted Rate	Notional principal Average	Notional principal Maximum	Average Contracted Rate
	£m	£m	%	£m	£m	%
Sterling — pay fixed and receive floating:						
In one year or less	720	720	6.21%	1,170	1,170	5.80%
In more than one year, not more than two years	720	720	6.21%	1,170	1,170	5.80%
In more than two years, not more than five years	685	720	6.19%	1,170	1,170	5.80%
In more than five years, not more than ten years	431	580	5.96%	1,096	1,470	5.78%
More than ten years	325	360	5.49%	587	660	5.20%

	2002		
	Notional principal Average	Notional principal Maximum	Average Contracted Rate
	£m	£m	%
Sterling — pay fixed and receive floating:			
In one year or less	1,317	1,317	5.72%
In more than one year, not more than two years	1,317	1,317	5.73%
In more than two years, not more than five years	1,664	1,687	5.68%
In more than five years, not more than ten years	1,508	1,687	5.57%
More than ten years	854	1,143	5.11%

In addition at 31 December 2002 the group had a £170 million interest rate cap at 6.5 per cent. which expires in June 2005.

U.S. dollars: At 31 December 2002, the group had U.S.$70 million cross currency interest rate swaps held to hedge Capital & Counties' net investment in U.S. dollars. Under these contracts, which expire in September 2007, the group pays fixed rate U.S. dollar interest at 5.06 per cent. and receives fixed rate sterling interest at 5.015 per cent.

At 31 December 2002, the net exposure to foreign currencies was U.S.$32 million (2001 — U.S.$10 million and AU$6 million). During both years the group held investments in Euro-denominated instruments. These investments were hedged using forward foreign exchange contracts so that the returns achieved are commensurate with sterling interest rates and there is no exposure to exchange movements on the capital invested. At 31 December 2000, the net investments in U.S. and Australian dollars were fully hedged.

Facilities

The group has various undrawn committed borrowing facilities. The facilities available at 31 December in respect of which all conditions precedent had been met were as follows:

	2000	2001	2002
	£m	£m	£m
Expiring in one year or less	15.0	—	—
Expiring in more than one year but not more than two years	—	—	—
Expiring in more than two years	1,144.0	459.0	530.0

23 Provisions for liabilities and charges

	Deferred taxation	Other	Total
	£m	£m	£m
At 31 December 2000	2.7	6.3	9.0
Charge for the year	0.7	—	0.7
Other	—	(1.2)	(1.2)
At 31 December 2001 (as previously stated)	3.4	5.1	8.5
Prior year adjustment (note 6)	56.8	—	56.8
At 31 December 2001 (restated)	60.2	5.1	65.3
Transfers from accruals	—	2.0	2.0
Net charge for the year	6.5	1.2	7.7
At 31 December 2002	66.7	8.3	75.0

Of the above provisions for liabilities and charges, £68.7 million falls due after more than five years and £6.3 million falls due between two and five years.

Of the deferred taxation liability, £60.9 million (2001 post FRS 19 — £56.8 million) relates to capital allowances claimed on plant machinery within investment properties and £5.8 million (2001 — £3.4 million, 2000 — £2.7 million) relates to other timing differences.

24 Called up share capital

	2000	2001	2002
	£m	£m	£m
Authorised			
500,000,000 ordinary shares of 50p each	250.0	250.0	250.0
Issued and fully paid equity interests			
312,578,570 (2001 — 284,175,555, 2000 — 278,958,438) ordinary shares of 50p each	139.5	142.1	156.3

On 14 August 2000, the company purchased from Standard Bank Investment Corporation Limited and Liberty Group Limited 93,500,000 ordinary shares of 50p each with a total nominal value of £46.8 million. The cost of purchase amounted to £541.4 million and the shares cancelled represented 29.8 per cent. of the issued share capital as at 30 June 2000.

Commencing 28 July 2000, the company purchased in the market for cancellation, with the objective of enhancing net asset value per share, 12,674,542 ordinary shares of 50p with a total nominal value of £6.3 million. The cost of purchases amounted to £65.0 million and the shares cancelled represented 4.0 per cent. of the issued share capital as at 30 June 2000.

Between 29 November and 31 December 2000 the company issued 70,711,739 new shares of 50p each to the former minority shareholders of CSC (see note 13). A further 770,327 new shares were issued in January 2001 in respect of the same transaction.

During 2001, the company purchased in the market for cancellation, with the objective of enhancing net asset value per share, 1,700,000 ordinary shares of 50p each with a total nominal value of £850,000. The cost of purchases amounted to £8.7 million and the shares cancelled represented 0.61 per cent. of the issued share capital as at 31 December 2000. No shares were purchased in 2002.

During 2002 the company issued 28.4 million ordinary shares at £5.60 with a nominal value of £14.2 million, raising £157.5 million after costs.

As at 27 January 2003, the company had an unexpired authority to repurchase further shares up to a maximum of 28,417,567 shares with a nominal value of £14.2 million.

The company issued a total of 6,917,117 shares on conversion of convertible bonds during 2001 and a total of 3,015 shares on conversion of convertible bonds during 2002, as described in note 20.

These movements in share capital are summarised below:

	Number	Nominal value
	millions	£m
At 1 January 2000	313.7	156.8
Repurchased from Standard Bank Investment Corporation Limited and Liberty Group Limited	(93.5)	(46.8)
On-market repurchases	(12.7)	(6.3)
Issued as part consideration to CSC shareholders	71.5	35.8
At 31 December 2000	279.0	139.5
On-market repurchases	(1.7)	(0.9)
Bond conversions	6.9	3.5
At 31 December 2001	284.2	142.1
Issued	28.4	14.2
At 31 December 2002	312.6	156.3

25 Capital and reserves

	Share capital	Share premium account	Capital redemption reserve	Revaluation reserve	Other reserve	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m	£m
At 31 December 2000 (restated)	139.5	316.6	60.4	1,314.5	485.6	36.1	2,352.7
Shares issued during the year	3.5	29.4	—	—	—	—	32.9
Shares cancelled during the year	(0.9)	—	0.9	—	—	(8.7)	(8.7)
Retained profit for year	—	—	—	—	—	13.2	13.2
Increase in valuation of investment properties	—	—	—	11.7	—	—	11.7
Revaluation of fixed asset investments	—	—	—	(3.7)	—	—	(3.7)
Prior year revaluations realised	—	—	—	(1.2)	—	1.2	—
Foreign exchange and other movements	—	—	—	(2.3)	—	2.9	0.6
At 31 December 2001 (as previously stated)	142.1	346.0	61.3	1,319.0	485.6	44.7	2,398.7
Prior year adjustment — FRS19	—	—	—	—	—	(56.8)	(56.8)
At 31 December 2001 (restated)	142.1	346.0	61.3	1,319.0	485.6	(12.1)	2,341.9
Shares issued during the year	14.2	143.3	—	—	—	—	157.5
Retained profit for the year	—	—	—	—	—	11.4	11.4
Increase in valuation of investment properties	—	—	—	174.3	—	—	174.3
Group's share of increase in valuation of joint ventures	—	—	—	4.3	—	—	4.3
Revaluation of fixed asset investments	—	—	—	(2.5)	—	—	(2.5)
Current tax relating to realisation of gains recognised in prior periods	—	—	—	—	—	(3.5)	(3.5)
Prior year revaluations realised	—	—	—	(30.2)	—	30.2	—
Foreign exchange and other movements	—	—	—	(6.6)	—	6.7	0.1
	156.3	489.3	61.3	1,458.3	485.6	32.7	2,683.5

26 Net assets per share

	Pre FRS 19			Post FRS 19			
	2000 Net assets	2000 Shares	2001 Net assets	2001 Net assets	2001 Shares	2002 Net assets	2002 Shares
	£m	millions	£m	£m	millions	£m	millions
Basic	2,352.7	279.0	2,398.7	2,341.9	284.2	2,683.5	312.6
Add back additional deferred tax arising on the adoption of FRS19	—	—	—	56.8	—	60.9	—
Adjusted	2,352.7	279.0	2,398.7	2,398.7	284.2	2,744.4	312.6
Shares to be issued on conversion of bonds	207.4	42.8	70.4	70.4	14.5	64.0	13.3
Diluted	2,560.1	321.8	2,469.1	2,469.1	298.7	2,808.4	325.9

27 Cash flow

(a) Reconciliation of operating profit to net cash inflow from operating activities:

	2000	2001	2002
	£m	£m	·£m
Operating profit	216.2	199.4	212.1
Depreciation and amortisation	2.3	2.0	1.4
(Decrease)/increase in provision	0.6	(0.5)	—
Change in debtors	9.0	(6.4)	(22.3)
Change in creditors	12.7	(7.1)	10.6
	240.8	187.4	201.8

(b) Returns on investments and servicing of finance

	2000	2001	2002
	£m	£m	£m
Interest received	7.6	13.3	3.8
Interest paid	(106.0)	(131.2)	(134.7)
Dividends paid to minority interest	(11.7)	—	—
	(110.1)	(117.9)	(130.9)

Interest paid and received in 2001 include £1.5 million and £8.9 million respectively in respect of exceptional interest paid and received (see note 4).

(c) Capital expenditure and financial investment

	2000	2001	2002
	£m	£m	£m
Development expenditure and investment property additions	(109.7)	(104.4)	(485.4)
Sale of investment properties	57.8	20.7	164.5
Purchase of other fixed assets	(49.7)	(70.7)	(72.9)
Sale of other fixed assets	—	9.6	104.3
Purchase of trading properties and current investments	(123.6)	(14.4)	(0.6)
Sale of trading properties and current investments	158.2	11.3	1.6
	(67.0)	(147.9)	(288.5)

(d) Liquid resources

	2000	2001	2002
	£m	£m	£m
Disposal/(acquisition) of listed investments	(4.4)	(3.0)	0.3
Inflow from disposal of money funds	95.3	18.3	—
Withdrawals from other deposits	11.7	24.0	5.0
	102.6	39.3	5.3

Liquid resources comprise investments in money funds and other deposits not qualifying as cash including commercial paper, certificates of deposit and fixed rate notes.

28 Financing cash flows

	2000	2001	2002
	£m	£m	£m
Borrowings drawn and bonds issued	1,143.9	1,030.8	599.7
Borrowings repaid and bonds cancelled	(567.1)	(907.3)	(466.0)
Receipts from issuing shares (note 24)	—	—	157.5
Payments to acquire own shares	(611.3)	(8.7)	—
Other financing cash flows	(2.0)	(3.8)	(9.1)
	(36.5)	111.0	282.1

29 Acquisitions and disposals of subsidiary undertakings — analysis of movements in cash and cash equivalents

There was no cash flow in 2002 in respect of acquisitions and disposals of subsidiary undertakings.

	2000			2001		
	Acquisitions	Disposals	Total	Acquisitions	Disposals	Total
	£m	£m	£m	£m	£m	£m
Cash consideration (paid)/received	(58.3)	52.3	(6.0)	(2.3)	47.2	44.9
Costs	(4.0)	(3.0)	(7.0)	—	(1.0)	(1.0)
Cash and cash equivalents disposed of	—	(1.3)	(1.3)	—	(8.0)	(8.0)
	(62.3)	48.0	(14.3)	(2.3)	38.2	35.9

Cash consideration received in 2001 includes £12.0 million in respect of Portfolio Fund Management Limited (see note 2) and £33.5 million relating to the disposal in 2000 of Liberty International Jersey Limited which was included in debtors at 31 December 2000.

Cash and cash equivalents disposed of in 2001 comprises £2.4 million in respect of Portfolio Fund Management Limited and £5.6 million in respect of the Portfolio Property Fund (see note 9).

30 Capital commitments

At 31 December the estimated amounts of commitments for future expenditure were:

	2000	2001	2002
	£m	£m	£m
Under contracts	70.4	27.4	349.8
Authorised by the Directors but not contracted	91.6	70.2	—
	162.0	97.6	349.8

Included in capital commitments under contract at 31 December 2002 is £235 million in respect of the development of the Chapelfield Shopping Centre in Norwich, under an arrangement whereby Lend Lease Europe will develop the Centre on behalf of Capital Shopping Centres who will become the owner on completion. All preconditions to commencing the development were met in December 2002, triggering an

initial £40 million contribution (see note 9). The further commitment is estimated at £235 million, subject to the level of rental income achieved at completion, currently targeted for autumn 2005.

31 Contingent liabilities

At 31 December 2002, there were no contingent liabilities of which the Directors are aware (2001 — nil, 2000 — nil).

32 Principal subsidiary undertakings

Company and principal activity	Class of share capital	% held
Capital Shopping Centres PLC (property) and its principal subsidiary undertakings:	Ordinary shares of 50p each	100*
Braehead Glasgow Limited (property)	"A" Ordinary shares of £1 each	100
	"B" Ordinary shares of 1 Irish Punt each	100
Braehead Park Investments Limited (property)	Ordinary shares of £1 each	100
Braehead Park Estates Limited (property)	Ordinary shares of £1 each	100
CSC Lakeside Limited (property)	Ordinary shares of £1 each	100
CSC Enterprises Limited (commercial promotion)	Ordinary shares of £1 each	100
CSC MetroCentre Limited (property)	Ordinary shares of £1 each	100
CSC Properties Limited (property)	Ordinary shares of £1 each	100
	7% Preference shares of £1 each	100
CSC Property Investments Limited (property)	Ordinary shares of £1 each	100
CSC Bromley Limited (property)	Ordinary shares of £1 each	100
CSC Chapelfield Limited (property)	Ordinary shares of £1 each	100
CSC Potteries Limited (property)	Ordinary shares of £1 each	100
CSC Property Management Limited (property services)	Ordinary shares of £1 each	100
Capital & Counties plc (property)	Ordinary shares of 25p each	100
C&C Properties 2021 Limited (property)	Ordinary shares of £1 each	100
C&C Properties 2027 Limited (property)	Ordinary shares of £1 each	100
C&C Management Services Limited (property services)	Ordinary shares of £1 each	100
CSC Management Services Limited (property services)	Ordinary shares of £1 each	100
Capital & Counties U.S.A. Inc. (USA) (property and financing)	Common stock of U.S.$1 par value	100
C&C Properties UK Limited (property) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kensington Limited (property)	Ordinary shares of £1 each	100
Kestrel Properties Limited (property)	Ordinary shares of £1 each	100
Capvestco Limited (property and financing) (Jersey) and its principal subsidiary undertakings:	Ordinary shares of £1 each	100
Capcount Kingsreach (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
CSC Uxbridge (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	100
Capital Enterprise Centres (Jersey) Limited (property) (Jersey)	Ordinary shares of £1 each	50
Liberty International Asset Management Limited (asset management)	Ordinary shares of £1 each	100
Liberty International Group Treasury Limited (treasury management)	Ordinary shares of £1 each	100

* 81.1 per cent. held by Liberty International PLC, 17.6 per cent. held by Liberty International Financial Services PLC and 1.3 per cent. held by Capcount Property Investment Company Limited.

The companies listed above are those subsidiary undertakings whose results or financial position, in the opinion of the Directors, principally affected the figures in the company's annual accounts. A full list of related undertakings will be annexed to the company's next annual return.

Companies are incorporated and registered in England and Wales unless otherwise stated. All subsidiary undertakings have been included in the consolidated results.

33 Directors' emoluments

The details of individual Directors' remuneration and pension benefits as set out in the tables contained in the Directors' remuneration report on page 102 of the 2002 Annual Report form part of these financial statements. Details of gains made on exercise of share options are contained in note 34.

34 Directors' interests

(a) In shares and bonds in Liberty International Group Companies

The number of ordinary shares of the company in which the Directors were beneficially interested were:

	2001	2002
D. Gordon*	5,403,569	11,001,102
J.G. Abel	91,043	92,813
P.C. Badcock	17,403	7,403
R.A.M. Baillie	5,727	5,727
D. Bramson	—	5,000
R.W.T. Buchanan	37,088	37,088
D.P.H. Burgess	3,250	9,250
D.A. Fischel	158,259	161,925
G.J. Gordon	576,891	1,476,891
D.R. Leslie	44,239	44,239
M. Rapp	7,929	7,929
J.I. Saggers	38,200	51,400
F.B. Sher	4,350	8,127
A.C. Smith	56,730	55,310

* Mr D Gordon had a non-beneficial interest in 24,436,462 ordinary shares in Liberty International (2001 — 19,700,361)

Other interests in shares and bonds of the group as at 31 December 2002 and 2001, or date of appointment if later, were:

Liberty International PLC ordinary shares of 50p each

Conditional awards of shares have been made under the company's annual bonus scheme.

The awards comprise "restricted" shares and "additional" shares, the latter equal to 50 per cent. of the restricted and Share Incentive Plan shares (see below) combined. These shares will be released respectively three and five years in respect of awards made up to and including 2000, and two and four years respectively

for awards made in 2001 and subsequently, after the date of the award provided the individual Director has remained in service. Awards to Executive Directors under the scheme to date have been as follows:

	At 31 December 2001	Vested	Awarded*	Bonus shares at 31 December 2002
J.G. Abel	21,077	2,951	7,294	25,420
P.C. Badcock	17,006	2,383	2,030	16,653
D.A. Fischel	46,575	6,111	18,716	59,180
J.I. Saggers	31,708	5,334	6,605	32,979
F.B. Sher	25,875	3,777	7,500	29,598
A.C. Smith	28,021	5,000	9,633	32,654

* Bonus shares in respect of the year ended 31 December 2001 awarded in February 2002. Details of Bonus shares awarded in respect of the year ended 31 December 2002 are given in the Directors' remuneration report on page 102 of the 2002 Annual Report.

Awards have also been made under the company's Share Incentive Plan (SIP). The SIP shares can be released three years after the date of the award provided the individual Director has remained in employment but the shares should continue to be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of acquisition. Shares held in trust for Executive Directors under the SIP are as follows:

	At 31 December 2001	Vested	Awarded	Dividend shares	SIP shares at 31 December 2002
J.G. Abel	—	—	529	21	550
P.C. Badcock	—	—	529	21	550
D.A. Fischel	—	—	529	21	550
J.I. Saggers	—	—	529	21	550
F.B. Sher	—	—	529	21	550
A.C. Smith	—	—	529	21	550

6.25 per cent. Liberty International subordinated convertible bonds due 2006

Beneficial interests were held by Mr R.A.M. Baillie (£1,072) (2001 — £1,072), Mr G.J. Gordon (£45,000) (2001 — £45,000), and Mr J.G. Abel (£2,638) (2001 — £2,638). Mr D. Gordon held a non-beneficial interest in £3,000,000 of the bonds (2001 — £3,000,000).

CSC 6.875 per cent bonds due 2013

A beneficial interest was held by Mr D. Gordon (£2,500,000) (2001 — £2,500,000).

Capital & Counties plc ordinary shares of 25p each

A non-beneficial interest of 400 (2001 — 400) shares was held by Mr D.A. Fischel.

(b) In share options in the company

The following Directors had options to subscribe for shares in the company:

Director	Year granted	Option price pence	Held at 31 December 2001	Granted in year	Exercised in year or lapsed	Held at 31 December 2002	Exercisable between
			Number of share options				
The Liberty International Holdings PLC Executive Share Plan Scheme 1987							
D.A. Fischel	1995	322	17,500	—	—	17,500	10/08/1998 - 10/08/2005
J.I. Saggers	1993	322	25,000	—	25,000	—	19/08/1996 - 19/08/2003
	1995	322	35,000	—	—	35,000	10/08/1998 - 10/08/2005
	1996	331	40,000	—	—	40,000	18/03/1999 - 18/03/2006
A.C. Smith	1994	366	20,000	—	—	20,000	06/09/1997 - 06/09/2004
	1995	322	17,500	—	—	17,500	10/08/1998 - 10/08/2005
The Liberty International Holdings PLC Incentive Share Option Scheme 1990							
D.A. Fischel	1995	322	22,500	—	—	22,500	10/08/1998 - 10/08/2005
	1996	331	50,000	—	—	50,000	18/03/1999 - 18/03/2006
	1999	419	160,000	—	—	160,000	12/03/2002 - 12/03/2009
J.I. Saggers	1999	419	50,000	—	—	50,000	12/03/2002 - 12/03/2009
F.B. Sher	1999	419	60,000	—	—	60,000	12/03/2002 - 12/03/2009
A.C. Smith	1993	322	15,000	—	—	15,000	19/08/1996 - 19/08/2003
	1995	322	12,500	—	—	12,500	10/08/1998 - 10/08/2005
	1996	331	30,000	—	—	30,000	18/03/1999 - 18/03/2006
	1999	419	60,000	—	—	60,000	12/03/2002 - 12/03/2009
The Liberty International PLC Incentive Share Option Scheme 1999							
J.G. Abel	2001	512	94,141	—	—	94,141	22/02/004 - 22/02/2011
	2002	545	Nil	60,000	—	60,000	20/02/2005 - 20/02/2012
P.C. Badcock	2001	512	74,141	—	—	74,141	22/02/2004 - 22/02/2011
	2002	545	Nil	40,000	—	40,000	20/02/2005 - 20/02/2012
D.A. Fischel	1999	475	21,000	—	—	21,000	11/08/2002 - 11/08/2009
	2000	406	120,000	—	—	120,000	03/03/2003 - 03/03/2010
	2001	512	100,000	—	—	100,000	22/02/2004 - 22/02/2011
	2002	545	Nil	69,496	—	69,496	20/02/2005 - 20/02/2012

(b) In share options in the company continued

			Number of share options				
Director	**Year granted**	**Option price pence**	**Held at 31 December 2001**	**Granted in year**	**Exercised in year or lapsed**	**Held at 31 December 2002**	**Exercisable between**
J.I. Saggers	1999	475	17,500	—	—	17,500	11/08/2002 – 11/08/2009
	2000	406	50,000	—	—	50,000	03/03/2003 – 03/03/2010
	2001	512	60,000	—	—	60,000	22/02/2004 – 22/02/2011
	2002	545	Nil	50,000	—	50,000	20/02/2005 – 20/02/2012
F.B. Sher	1999	475	56,000	—	—	56,000	11/08/2002 – 11/08/2009
	2000	406	60,000	—	—	60,000	03/03/2003 – 03/03/2010
	2001	512	44,141	—	—	44,141	22/02/2004 – 22/02/2011
	2002	545	Nil	40,000	—	40,000	20/02/2005 – 20/02/2012
A.C. Smith	1999	475	17,500	—	—	17,500	11/08/2002 – 11/08/2009
	2000	406	60,000	—	—	60,000	03/03/2003 – 03/03/2010
	2001	512	60,000	—	—	60,000	22/02/2004 – 22/02/2011
	2002	545	Nil	50,000	—	50,000	20/02/2005 – 20/02/2012
The Liberty International PLC Executive Share Option Scheme 1999							
J.G. Abel	2001	512	5,859	—	—	5,859	22/02/2004 – 22/02/2011
P.C. Badcock	2001	512	5,859	—	—	5,859	22/02/2004 – 22/02/2011
D.A. Fischel	2002	545	Nil	5,504	—	5,504	20/02/2005 – 20/02/2012
F.B. Sher	2001	512	5,859	—	—	5,859	22/02/2004 – 22/02/2011

Mr J.I. Saggers exercised options in the year on 1 March 2002, at a market price of 564p per share, at which time the difference between the exercise price and market price was in aggregate £60,500.

The market value of Liberty International ordinary shares at 31 December 2002 was 564.5p and during the year the price varied between 483.5p and 626.5p.

(c) No Director had any dealings in the shares of any group company between 31 December 2002 and 27 January 2003, being a date less than one month prior to the date of the notice convening the Annual General Meeting.

Other than as disclosed in these accounts, no Director of the company had a material interest in any contract (other than service contracts), transaction or arrangement with any group company during the year ended 31 December 2002.

35 Employees' information

	2000	2001	2002
	£000	£000	£000
Wages and salaries	24,967	22,167	22,480
Social security costs	2,522	2,205	2,205
Other pension costs	1,509	1,162	1,163
	28,998	25,534	25,848

At 31 December 2002 the number of persons employed was 813 (2001 — 835, 2000 — 935). The average number of persons employed during the year was:

	2000	2001	2002
Liberty International PLC	45	46	49
Capital Shopping Centres PLC	752	722	686
Capital & Counties plc	87	97	107
Liberty International Financial Services group	87	25	—
	971	890	842

Options to subscribe for ordinary shares under the Liberty International Holdings PLC Executive Share Option Scheme 1987, the Liberty International Holdings PLC Incentive Share Option Scheme 1990, the Liberty International PLC Incentive Share Option Scheme 1999, the Liberty International PLC Executive Share Option Scheme 1999, and the Capital Shopping Centres PLC Executive Share Option Scheme 1995, were outstanding as set out below.

Date of grant		Scheme	Price per share pence	Ordinary shares Number	Exercisable between
19/08/1993		1987	322.0	30,000	1996 and 2003
19/08/1993		1990	322.0	15,000	1996 and 2003
06/09/1994		1987	366.0	20,000	1997 and 2004
06/09/1994		1990	366.0	33,000	1997 and 2004
22/05/1995		1995	279.5	13,068	1998 and 2005
10/08/1995		1987	322.0	110,000	1998 and 2005
10/08/1995		1990	322.0	45,000	1998 and 2005
12/03/1996		1995	331.5	21,298	1999 and 2006
12/03/1996		1995	337.0	14,463	1999 and 2006
18/03/1996		1987	331.0	74,500	1999 and 2006
18/03/1996		1990	331.0	80,000	1999 and 2006
12/03/1999		1990	419.0	417,500	2002 and 2009
11/08/1999	ISOS	1999	475.0	168,000	2002 and 2009
03/03/2000	ISOS	1999	406.0	640,000	2003 and 2010
22/01/2001	ESOS	1999	512.0	264,911	2004 and 2011
22/01/2001	ISOS	1999	512.0	1,454,589	2004 and 2011
20/02/2002	ESOS	1999	545.0	141,924	2005 and 2012
20/02/2002	ISOS	1999	545.0	1,015,576	2005 and 2012
06/03/2002	ESOS	1999	567.0	10,582	2005 and 2012
06/03/2002	ISOS	1999	567.0	159,418	2005 and 2012
Total				4,728,829	

Conditional awards of Additional and Restricted shares under the companies' annual bonus schemes outstanding at 31 December 2002 are as shown below. Awards made under the CSC annual bonus scheme were originally in respect of ordinary shares in CSC. These awards were rolled over in accordance with the terms of the acquisition of CSC and now relate to ordinary shares in Liberty International.

Awards made under the company's Share Incentive Plan (SIP) outstanding at 31 December 2002 are also as shown below. The SIP shares can be released three years after the date of the award provided the individual employee has remained in employment but the shares must then be held in trust for a further two years in order to qualify for tax advantages. The dividend payable in respect of the shares held in trust is used

to purchase additional shares, known as Dividend Shares, which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of the award.

	Annual bonus scheme	SIP	Restricted	Additional
1998	Liberty International	—	—	23,131
1998	CSC	—	—	14,328
1999	Liberty International	—	—	23,432
1999	CSC	—	—	15,683
2000	Liberty International	—	87,575	42,590
2000	CSC	—	40,308	19,490
2001	Liberty International	—	133,671	65,141
2002	Liberty International	56,604	80,996	68,869
Total		56,604	342,550	272,664

A total of 5,857,259 ordinary shares were held by LI Share Plan (Jersey) Limited at 31 December 2002 for the purposes of satisfying the future exercise of options and provision of shares on maturity of conditional awards under the annual bonus schemes. A further 56,604 shares are held by Capita IRG Trustees Ltd, as trustee for the SIP.

36 Pensions

(a) Current pension arrangements

The group operates a number of pension schemes in the United Kingdom and the USA, the assets of which are held in separate trustee-administered funds. The group's current policy is to largely provide future retirement benefits through defined contribution arrangements. Consequently a number of group personal pensions were established in 1997/98 for new and some existing employees, and previous schemes closed and benefits preserved.

One of these older arrangements, the Liberty International Group Retirement Benefit Scheme ("the Scheme"), was closed to new members, but continues to accrue future service benefits for those employees who were members at date of closure. It is a funded defined benefit scheme and is not contracted out of the UK State Earnings Related Pension Scheme (SERPS), or, from April 2002, the SERPS successor, the State Second Pension (S2P).

Of the other closed schemes, one is a defined contribution scheme which is in the course of being wound up, and the other was a small funded defined benefit scheme which was fully wound up in the course of 2002. The members of these two closed schemes now acquire future service benefits through group personal pensions.

(b) Pension costs

All pension costs of group schemes are charged to the profit and loss account so as to spread the costs of pensions evenly over the normal expected service lives of employees. The basis of charge is as follows:

(i) The Scheme — a defined benefit scheme. The pension cost relating to the Scheme is assessed in accordance with the advice of Buck Consultants Limited, an independent firm of qualified actuaries. The pension costs and balance sheet items for the year ended 31 December 2002 have been based on the same valuation method and assumptions used at the last formal Scheme valuation as at 6 April 2002.

This valuation used the Attained Age valuation method and a market-led set of assumptions.

As at 6 April 2002, the market value of the Scheme assets was £30.5 million, and the value of the assets was sufficient to cover 118 per cent. of the benefits that had accrued to Scheme members

after allowing for expected future increases in earnings where applicable. The main economic assumptions used in the valuation were:

	April 2002 Basis per annum compound
Investment return before retirement	7.80%
Investment return after retirement	5.10%
Price inflation	2.70%
Salary increases	4.70%
Pension increases	2.70%

The group has for a number of years paid contributions on the basis recommended by the independent Scheme actuary at a level appropriate to reduce the overfunding of the Scheme.

The company contribution rate in 2002 was 2.5 per cent. of members' pensionable salaries, amounting to £0.1 million (2001 — 2.5 per cent., £0.1 million). In recognition of this reduced level of contribution, the group recognises the resulting credit in the balance sheet.

The total pension charge to the profit and loss account in respect of the Scheme as calculated in accordance with SSAP 24 for the year ended 31 December 2002 was £0.2 million (2001 — £0.1 million). The amount carried in the balance sheet in respect of these future pension contributions at 31 December 2002 was £2.0 million (2001 — £1.9 million) in accordance with SSAP 24.

(ii) Defined contribution arrangements: the pension charge in respect of the other schemes are the actual contributions paid. These amount to £1.0 million (2001 — £1.0 million) in respect of the other UK pension schemes and £0.1 million (2001 — £0.1 million) for the US scheme.

(iii) Additional information required in respect of FRS 17: the fair value of the Scheme's assets and the expected rates of return were as follows:

	Value at 31 December 2001	Long-term expected return at 31 December 2001	Value at 31 December 2002	Long-term expected return at 31 December 2002
	£m	£m	£m	£m
Equities	13.0	7.8%	9.7	8.0%
Hedge fund	2.3	7.8%	2.2	8.0%
Index-linked gilts	12.0	4.8%	12.6	4.6%
Property	2.2	7.8%	2.3	8.0%
Other	0.7	4.0%	0.6	4.0%
Total	30.2	6.5%	27.4	6.3%

The present value of the Scheme's liabilities at 31 December 2002, calculated in accordance with FRS 17 by an independent actuary, was £27.4 million. The main economic assumptions used at this and the previous accounting date were as follows:

	31 December	
	2001	2002
	(per annum)	(per annum)
Discount rate	5.85%	5.50%
Earnings increases	4.55%	4.30%
Increases to pensions in payment	2.55%	2.30%
Increases to deferred pensions before payment:		
left before 1 January 1985	3.00%	3.00%
left after 31 December 1984	2.55%	2.30%

If the group were to have adopted FRS 17, the following asset would be recognised in the balance sheet:

	31 December 2001 £m	31 December 2002 £m
Total market value of Scheme assets	30.2	27.4
Present value of Scheme liabilities	(25.4)	(27.4)
Surplus in the Scheme	4.8	—
Related deferred tax (liability)	(1.4)	—
Net pension asset	3.4	—

The resulting group net assets and profit and loss reserve would be amended as follows:

	31 December 2001 £m	31 December 2002 £m
Net assets excluding pension asset	2,398.7	2,683.5
Pension asset	3.4	—
Net assets including pension asset	2,402.1	2,683.5
Profit and loss reserve excluding pension asset	44.7	32.7
Pension asset	3.4	—
Profit and loss reserve including pension asset	48.1	32.7

The following would have been recognised in the performance statements:

	£m
Operating profit:	
Current service cost	(0.8)
Total operating charge	(0.8)
Other finance income:	
Expected return on pension scheme assets	1.9
Interest on pension scheme liabilities	(1.5)
Net return on pension scheme assets	0.4
Statement of total recognised gains and losses (STRGL):	
Actual return less expected return on pension scheme assets	(4.2)
Experience gains and losses arising on the scheme liabilities	0.4
Changes in assumptions underlying the present value of the scheme liabilities	(0.7)
Actuarial loss recognised in STRGL	(4.5)
Movement in surplus during the year:	
Surplus in scheme at beginning of year	4.8
Movement in the year:	
Current service cost	(0.8)
Contributions	0.1
Other finance income	0.4
Actuarial loss	(4.5)
Surplus in scheme at the end of the year	—

Details of experience gains and losses for the year to 31 December 2002:

Difference between the expected and actual return on scheme assets:	
Amount (£m)	(4.2)
Percentage of scheme assets	(15.3%)
Experience gains and losses on scheme liabilities:	
Amount (£m)	0.4
Percentage of the present value of the scheme liabilities	1.5%
Total amount recognised in statement of total recognised gains or losses:	
Amount (£m)	(4.5)
Percentage of the present value of the scheme liabilities	(16.4%)

The group has no significant exposure to any other post retirement benefit obligations.

Information extracted from the announcement of the Group's results in respect of the six months ended 30 June 2003

The information included on pages 90 to 98 has been extracted without material adjustment from the announcement made on 16 July 2003 of the Group's results for the six months ended 30 June 2003.

Chairman's Statement

Introduction

Liberty International has delivered an impressively strong performance in the first six months of 2003 in difficult and uncertain economic conditions, underlining the quality and resilience of our predominantly regional shopping centre and retail based business.

Headline profit before taxation increased by 24 per cent from £50.5 million to £62.7 million, including exceptional profits of £9.5 million (30 June 2002 — £12.6 million) primarily resulting from the early termination of long dated interest rate swaps entered into at very favourable rates during 2001. Profit before taxation and exceptional items increased by a substantial 40 per cent from £37.9 million to £53.2 million, mainly reflecting growth in net property investment income and the impact of raising £157.5 million of additional equity in November 2002 (9.9 per cent of Liberty International's then issued share capital).

Earnings per share before exceptional items (adjusted to exclude the impact of deferred tax on capital allowances) increased by 29 per cent from 10.82p to 14.0p.

In line with the revised RICS Appraisal and Valuation Standards (formerly the RICS Appraisal and Valuation Manual) which became a requirement from 1 May 2003, Market Value (formerly Open Market Value) represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller at the valuation date. Market Value is estimated without regard to costs of sale or purchase and thus, unlike previous valuations, the values reported as at 30 June 2003 do not include notional purchasers' costs. As at 31 December 2002, the Open Market Value of investment properties included £208 million of notional purchasers' costs, in effect to reflect theoretical replacement value. Full details are set out in the Summary of Investment Property Valuations included in the Interim Results announcement.

On the new and more conservative basis, net asset value at 30 June 2003 amounted to a record 866p per share against a comparable starting position of 798p at 31 December 2002, an 8.5 per cent increase, driven by a strong uplift of 6.2 per cent in the valuations of our prime UK regional shopping centre assets which continue to be a scarce, highly regarded and sought after asset class.

Our financial position remains extremely sound with shareholders' funds of £2.7 billion and a debt to assets ratio unchanged at 40 per cent. Unutilised committed long term bank facilities amounted to £705 million at 30 June 2003. We therefore have both the capital and the resources to continue our successful and tightly controlled business expansion.

Liberty International has a substantial and promising development programme, an integral component of delivering long term and sustainable above-average growth for shareholders. Direct capital expenditure in the period amounted to £44 million. Our committed development programme, including expenditure to date of £96 million, is estimated to amount to around £500 million, while the pipeline of other projects on which we are engaged, but not yet fully committed, could amount to around £600 million over the next five years.

In addition, in the first half of 2003 we invested a further £27 million in Great Portland Estates plc, a specialist London West End property business, increasing our interest from 19.4 per cent to 25.5 per cent, valued at £120 million at 30 June 2003.

Financial Markets

After below trend growth in UK GDP of 1.7 per cent in 2002, the first quarter of 2003 saw even lower levels of GDP growth at a negligible 0.1 per cent compared with the previous quarter.

While this represents an unexciting overall economic environment, a greater degree of confidence, albeit fragile and of questionable sustainability, has returned to financial markets in 2003, with most major world stockmarkets rallying surprisingly strongly after a dismal first quarter and closing on 30 June 2003 above their year end levels.

The interest rate environment has remained relatively neutral for property markets. UK base rate marginally reduced in the first half of 2003 from 4.0 per cent to 3.75 per cent, notably higher than most other leading world economies but representing a relatively low level of real interest rates, given that UK inflation, as measured by the retail price index, remains around the 3 per cent level. The 10 year UK gilt yield, a more relevant benchmark for long term assets such as property, was 4.16 per cent on 30 June 2003, compared with 4.37 per cent at 31 December 2002. Since 30 June, base rate has reduced further to 3.5 per cent.

With investors increasingly focussing their attention on yield as real returns on cash and bonds have diminished, UK property has maintained its investment attraction, particularly the retail sector with its stable cash flow characteristics compared with the distinctly more cyclical office sector.

Market Values as at 30 June 2003

I referred earlier to the change of valuation methodology regarding notional purchasers' costs. For the six months ended 30 June 2003, this effectively reduced the starting position by an aggregate amount of £208 million, equivalent to 64 pence per Liberty International share.

On a consistent like-for-like basis, the aggregate revaluation surplus for the six month period amounted to £203 million (4.8 per cent) increasing our completed investment property valuations to £4.47 billion, and effectively absorbing the impact of the change in valuation basis within the first six months of the current year, highly indicative of the strength and resilience of the group's investment portfolio.

Our UK regional shopping centre portfolio produced a revaluation surplus on a like-for-like basis of £206 million (6.2 per cent) bringing the aggregate open market value to £3.61 billion. A number of factors contributed to the surplus; first, approximately £77 million from a fractional downward shift in the yields applied by the valuers to our major assets, reflecting scarcity value, investment demand and the lower interest rate environment; secondly, approximately £65 million from underlying growth in estimated rental values, particularly at Braehead, Glasgow; and thirdly, approximately £64 million from lower assumptions than at 31 December 2002 on purchasers' costs, particularly as four of our major assets fall in regeneration areas qualifying for relief from the 4 per cent stamp duty land tax on transactions, a relief currently limited to the period to 31 December 2006.

Overall valuations on Capital & Counties' UK commercial and retail investment properties reduced by 1.2 per cent on a comparable basis to £656 million at 30 June 2003, with wide divergences between different asset classes as experienced in 2002. Central London values fell by 3.5 per cent. Offices around the M25 and in the South East dropped in value by 0.8 per cent, with an increase in value related to the new lettings at Uxbridge almost outweighing falls elsewhere. The properties outside London, mainly retail, rose in value by 3.7 per cent, whilst offices in Birmingham and Bath rose in value by some 0.5 per cent.

The valuations of the United States' investment properties increased by 2.5 per cent to £198 million.

Valuation Yields

Shareholders of Liberty International should appreciate that, because they are holding their investment indirectly through shares in a listed property company, their shares would on disposal be acquired by a purchaser who would effectively only be paying 0.5 per cent stamp duty and brokerage, applicable to share transactions, rather than the full purchasers' costs of replacing the assets individually in the property market. As well as showing the 'True Equivalent Yield', which by long-established convention in the property industry is the yield obtained by the purchaser after taking account of his direct acquisition costs, the Summary of Investment Property Valuations also details the yield which would be foregone by Liberty International on the basis of a theoretical disposal at the balance sheet value, the latter being the more relevant ongoing yield attributable to shareholders. The property industry convention focussing on the purchaser's yield is of limited use in the absence of information on the assumptions regarding purchasers' costs.

We continue to contend that valuation yields averaging around 6 per cent and well in excess of current gilt yields and other major investment classes including equities are exceptionally cautious for growth assets such as our major regional shopping centres which are truly long term growth assets and, in the case of Liberty International, unlikely to be disposed of for many decades. In respect of our other UK property assets, both commercial and retail, the valuation yields averaging around 8.2 per cent, almost double the 10 year gilt yield of 4.16 per cent at 30 June 2003, are even more defensive, albeit reflecting strong negative sentiment in office markets where rental values have admittedly been under considerable pressure.

The substantial investor appetite currently in evidence for quality UK property is hardly surprising, when property yields are compared with yields available on alternative asset classes such as bonds or equities, and augurs well for the continued health of the UK property investment market within a stable economic environment.

Financial Management

During the first half of 2003, we have continued our approach of arranging long term asset specific non-recourse financing linked to the group's major assets. A £210 million 10 year facility has recently been arranged with a syndicate of four leading international banks secured on the Victoria Centre, Nottingham, following the increase late in 2002 of our interest in this prime asset to 100 per cent. The bank facility contains considerable flexibility particularly in terms of the timing of the initial drawdown.

Committed and undrawn long term non-recourse facilities amounted in aggregate to £455 million at 30 June 2003, well in excess of our current contracted capital expenditure, with a further £250 million of committed long term unsecured bank facilities also available to the group.

Dividends

The Directors have approved an interim ordinary dividend of 11.75p per share (2002 — 11.25p per share) payable on 16 September 2003. The increase is in line with our policy of progressive dividend growth and an interim dividend amounting to approximately half the previous year's annual dividend (2002 — 23.75p per share).

UK Regional Shopping Centres

Growth in property investment income

The first six months of 2003 have provided a clear demonstration of the quality of our business conducted through Capital Shopping Centres, the UK's largest regional shopping centre business, operating on a national scale and concentrating on the UK's leading and most successful centres. Property investment income from UK regional shopping centres grew overall by 13 per cent from £79.1 million for the first half of 2002 to £89.3 million (including joint ventures) in 2003 which, after excluding acquisitions and developments, represents a like-for-like increase of some 5.4 per cent.

This positive result was achieved through our continuous focus on providing the best possible comparison shopping experience to the UK public, by attracting the UK's leading retailers to our geographically widespread range of centres and providing the appropriate space for such retailers to trade out of flagship stores.

Trading performance and headline rental levels

During the first five months of 2003, retail sales in the UK have continued to show positive growth in comparison with the prior year at 2.4 per cent for non-food sales according to the Office for National Statistics. The growth rate has steadily slowed over the last year matching the UK's more sluggish economic performance.

Our more recently opened centres, Braehead, Glasgow, and The Chimes, Uxbridge, have continued to show powerful year on year growth in retailer sales figures, and, at Braehead, the exceptional trading performance since opening in 1999 is now producing strong growth in rental levels as we approach the 2004 rent review cycle. Reflecting the less buoyant national statistics for retail sales, growth has overall at our other centres been somewhat less robust.

However, the resilience of our centres and their continuing attraction to prime retailers is exemplified by the fact that voids at the centres remain exceedingly low with only 16 shop units temporarily vacant at the half year (approximately 1% of the total) compared with 15 at the 2002 year end. Furthermore, through our active management of tenant mix, we have changed retailers in 30 units during the first half of 2003, increasing in aggregate the rent payable for these units from £2.9 million to £4.3 million, demonstrating the strong demand for prime units in an increasingly supply constrained UK regional shopping centre market.

While we monitor retail sales growth continually as an indicator of our centres' relative performance, our property investment income result is more closely correlated to the overall performance of the centres over longer time periods. Detailed management of the rent review cycle is fundamental to achieving overall rental growth. Given the scale of CSC's operations, the five yearly rent reviews which are typically incorporated in

CSC's shopping centre leases are now spread reasonably evenly across the years. We have continued to make good progress on dealing with outstanding rent reviews.

In addition, evidence of improvement in headline rental levels is now emerging at some of our centres, notably Braehead, Glasgow.

Developments at existing centres

Good progress has been made at Lakeside, Thurrock on the programme to refurbish and modernise the shopping centre which started on site in January this year and should bring major benefits to our flagship centre. The project includes the installation of new lifts and additional escalators, new floors and ceilings and improved customer facilities. Alongside our improvements, many retailers are now planning to refit their shops to coincide with completion of the refurbishment works. After a pause for the peak trading months of the Christmas period, we aim to complete the programme in July 2004.

The 371,000 sq.ft. scheme to expand MetroCentre, Gateshead, to provide a new department store for Debenhams, 28 additional shop units and a 1,100 space car park at a cost of £85 million is well advanced and on target for opening in Autumn 2004. The scheme, which will restore MetroCentre's position as Europe's largest covered shopping centre at 1.8 million sq.ft., will significantly add to the retail offer on both trading levels. Retailers are showing strong interest in the shop units and 85 per cent of the space is now committed or under offer, representing 68 per cent of expected future rents.

At Braehead, Glasgow, following Renfrewshire Council's resolution to give outline planning consent for mixed use development on the Phase 2 land of 145 acres, we continue to progress the proposed leisure scheme under a joint venture with Capital & Regional plc for an Xscape Snowdome. The other main uses are residential and business space and, subject to market conditions, we anticipate sales of land commencing next year.

Our discussions continue positively with Newcastle City Council concerning the redevelopment of the southern end and other parts of Eldon Square. The centre was first opened in 1976, has always traded extremely successfully and ranks as one of the UK's leading inner city regional shopping centres. The time has now arrived for major enhancements to the centre to improve its long term prospects. The proposals include a restructuring of the headlease arrangements and potentially an increased participation by CSC.

Progress on new projects

Construction work began in January 2003 at the Chapelfield Shopping Centre in Norwich, Norfolk where, under agreements entered into with the developer, Lend Lease Europe, CSC will become the owner on completion. Completion is targeted for Autumn 2005. At the end of June, Lend Lease reported 53 per cent of the space was let and a further 24 per cent was under offer or terms had been agreed, representing over 60 per cent of anticipated income. The centre, anchored by House of Fraser, will be the leading shopping centre in East Anglia when completed.

In Cardiff, the County Council has resolved to grant planning consent for the proposals by the St David's Partnership, a joint venture between Land Securities PLC and CSC, to enlarge the St David's Shopping Centre with a major retail led mixed use extension of approximately 715,000 sq.ft. The proposals have now been submitted to the Welsh Assembly for its approval.

We continue to pursue proposals to expand, upgrade and improve the Westgate Centre in Oxford under a joint venture with LaSalle Investment Management. Notwithstanding our successful legal challenge this year against the Secretary of State's decision to overturn his Inspector's recommendation to grant consent following the Public Inquiry held in November 2001, we have decided to withdraw that planning application, in order to make a fresh planning application for an improved scheme. We can thereby better provide for the requirements of the John Lewis Partnership, with whom we are now in discussions about a full-line department store, and at the same time take into account design and townscape issues raised at the 2001 Public Inquiry. We expect the revised scheme should bring even greater benefits to Oxford than the original planning application endorsed by the Oxford City Council in 2000.

Capital & Counties

The Capital & Counties business is responsible for the performance of the group's assets other than UK regional shopping centres, amounting to £656 million of completed investment properties in the UK and £198 million in the USA. Retail assets represent half of the overall £854 million of completed investment

properties. Other activities include development properties of £17 million, trading properties of £33 million and a £59 million investment in the Edinburgh Property Portfolio, where Capital & Counties is the asset manager.

United Kingdom

Activity levels in the UK have been subdued with no sales or purchases in the half year. Our conscious decision to curb development exposure is now thoroughly vindicated with no major projects under construction in an extremely difficult market for office developers.

In the UK, circumstances remain challenging for the £385 million office element of Capital & Counties' Central London and South East investments. Downward pressure on rental values continued throughout the first half of 2003 and the retention of tenants at lease expiry has remained a high priority, notwithstanding the need to accept rental settlements below the expectation of six months ago. Tenant activities remain muted but we are encountering signs that availability levels in our core West End markets have stabilised for the multi-let properties we specialise in, albeit at vacancy levels last seen in this market nearly ten years ago.

Within Capital & Counties' Central London investments, space which is vacant and available to let represents 2.8% of rental value, though it is anticipated that this percentage may increase somewhat before the year end. A further 1.4% of space by rental value is currently undergoing refurbishment to create the quality of accommodation required to attract tenants in the current market.

Outside London, letting progress is being made on our most recently completed assets. At Capital Court, Uxbridge (55,000 sq.ft.), over 30,000 sq.ft. has now been let and at Capital Park, Cambridge, 18,900 sq.ft. of the third phase of 48,000 sq.ft. remains available, following a recent letting of a further 12,500 sq.ft.

Turning to major future projects, the proposed refurbishment and redevelopment of King's Reach, Southwark, London, a 32 storey office tower with 250,000 sq.ft. of office space and 15,000 sq.ft. of retail, is at the detailed design stage in preparation for a planning application in Autumn 2003. Meanwhile the June 2002 rent review has been settled close to our expectations at £5.25 million per annum.

At Wapping, London E1, planning consent was granted in May (subject to a Section 106 Agreement) for comprehensive alteration and upgrading of the seven storey 100,000 sq.ft. riverside warehouse. The scheme will create contemporary loft-style business space unique to this location.

Work has commenced on seven separate office refurbishment schemes in Central London with a total rental value of £500,000. At Swansea, Wales, a scheme to extend the retail areas of shops in Oxford Street has started.

Edinburgh Property Portfolio

The Edinburgh Property Portfolio, an authorised UK property unit trust asset managed by Capital & Counties, has continued to grow with a strong and consistent inflow of cash from investors. The size of the Fund was £138 million at the end of June 2003. Since the start of 2003, two further investments have been made for a total of £11 million, 11 retail units in Northampton and two retail warehouses in Welwyn and Fareham.

Capital & Counties' interest in units in the Fund was £59 million at 30 June 2003, with the ongoing level of third party interest in the Fund now extremely encouraging.

Capital Enterprise Centres

This joint venture to provide managed workspace for small occupiers on flexible lease terms is now committed to four projects at Croydon, Harlow, Kings Hill (Kent) and Chelmsford for an aggregate capital expenditure of £27 million. The latter two schemes are completed and income producing.

United States

The purchase in June 2003 for $16 million of the 50 per cent share of Ghirardelli Square, San Francisco, not already owned has with other additions brought the value of the investment portfolio to a total of $328 million (£198 million).

Major projects continue to evolve. At Trio, Pasadena, construction continues under the direction of our partner, Shea Properties, on the substantial 304 unit apartment scheme.

At Serramonte, our largest US asset and a well located regional shopping centre south of the City of San Francisco, physical and tenant mix improvements have started together with discussions with anchor tenants aimed at securing further enhancements to the scheme. A conditional sale has been agreed of a segment of perimeter land for hillside residential development.

Progress is also being made towards securing the right to develop a major mixed use waterfront project at Redondo Beach in Southern California.

Prospects

Our view remains that the investment attractions of quality real estate, especially regional shopping centres, are still compelling, given valuation yields well in excess of bond yields, and only major further economic deterioration or a substantial adverse change in the interest rate environment would alter our positive view.

With our strong and stable business platform and a range of attractive projects to provide the necessary expansion of our activities, we look forward to continuing to deliver outstanding long term results for shareholders and investors, in terms of a growing dividend stream and capital appreciation.

Donald Gordon
Chairman

16 July 2003

Summary of Investment Property Valuations

	30 June 2003 True equivalent yield#		30 June 2003 Market value	Like-for-like revaluation surplus/ (deficit)@		31 December 2002 Open market value	31 December 2002 Purchasers' costs/\	31 December 2002 True equivalent yield#
	%	%	£m	£m	%	£m	£m	%
Lakeside, Thurrock	5.69	(5.74)	967.0	*66.2	7.4	938.0	(42.5)	5.91
MetroCentre, Gateshead	5.69	(6.00)	735.0	24.3	3.4	744.0	(33.7)	5.91
Braehead, Glasgow	6.20	(6.27)	503.5	*68.5	15.7	453.0	(21.6)	6.05
Other M25 Centres	5.88	(6.21)	802.5	17.5	2.2	826.3	(42.0)	5.99
Other UK Centres	6.53	(6.80)	521.0	*29.6	6.0	518.9	(28.2)	6.63
Other properties	7.70	(8.01)	84.1	—	—	87.0	(4.8)	7.89
UK Regional Shopping Centres	5.97	(6.18)	3,613.1	206.1	6.2	3,567.2	(172.8)	6.10
US Regional Shopping Centres and other retail			158.4	3.9	2.5	147.2	—	
UK other commercial property:								
Other UK retail properties	7.84	(8.11)	126.3	4.9	4.0	128.3	(7.0)	7.98
UK mixed use properties	7.44	(7.85)	204.6	(0.6)	(0.3)	215.9	(11.6)	7.64
UK office properties	8.87	(9.34)	324.7	(12.0)	(3.6)	349.1	(16.7)	8.86
US other commercial properties			40.2	0.9	2.3	40.2	—	
			4,467.3	203.2	4.8	4,447.9	(208.1)	
UK Regional Shopping Centre developments			78.7			59.8		
Other developments			17.3			19.8		
			4,563.3			4,527.5		
Investment in UK Prime			—			12.6		
Total investment properties			4,563.3			4,540.1		
Held through joint ventures			(138.4)			(143.8)		
Group investment properties (note 6)			4,424.9			4,396.3		

\# True equivalent yield used in valuations represents the theoretical yield to a purchaser after taking account of the associated acquisition costs. The figure in brackets represents the yield foregone by Liberty International shareholders if the asset were to be sold at the market value.

Equivalent yield is the yield assuming all future reversions are reviewed to the discounted estimated rental value. Nominal yields are calculated on the assumption that rent is receivable annually in arrears. Leases generally provide for rent to be paid quarterly in advance. True equivalent yield reflects the value attributable to this advance receipt of income.

In line with the revised RICS Appraisal and Valuation Standards (formerly the RICS Appraisal and Valuation Manual) which became effective from 1 May 2003, Market Value (formerly Open Market Value) represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller at the valuation date. Market Value is estimated without regard to costs of sale or purchase and thus, unlike previous valuations, the values reported as at 30 June 2003 do not include notional purchasers' costs. As at 31 December 2002, the Open Market Value of investment properties included £208 million of notional purchasers' costs, in effect to reflect theoretical replacement value.

@ The like-for-like revaluation surplus makes adjustment for the change in estimation technique, described in note 6 of the interim results, by eliminating the purchasers' costs relating to the 31 December 2002 open market value in order to calculate the resulting surplus or deficit on a consistent basis.

/\ Purchasers' costs relating to 31 December 2002 open market value.

* 30 June 2003 market value includes the benefit of the relief, introduced in 2003, from stamp duty land tax which is available on certain assets until 31 December 2006.

Reconciliation of revaluation deficit shown in note 6 of the interim results and like-for-like valuation surplus shown above:

	£m
Revaluation deficit for the six months ended 30 June 2003 (note 6)	(7.0)
Add group's share of increase in valuation of joint ventures	2.1
	(4.9)
Exclude purchasers' costs relating to 31 December 2002 open market value	208.1
Like-for-like revaluation surplus for the six months ended 30 June 2003 (above)	203.2

Analysis of 2003 Net Property Investment Income

	Total	Shopping centres	Other commercial UK	Other commercial USA
	£m	£m	£m	£m
Six months ended 30 June 2002	108.1	79.1	21.7	7.3
Foreign Exchange	(0.7)	—	—	(0.7)
Sold properties	(3.4)	(2.8)	—	(0.6)
Developments, major capex and acquisitions	(5.0)	(3.8)	(1.2)	—
Adjusted to 30 June 2002	99.0	72.5	20.5	6.0
Like for like growth	5.3	3.9	1.2	0.2
Adjusted to 30 June 2003	104.3	76.4	21.7	6.2
Sold properties	0.1	0.1	—	—
Developments, major capex and acquisitions	17.4	12.8	2.9	1.7
Six months ended 30 June 2003	121.8	89.3	24.6	7.9
Less: held through joint ventures	(4.1)	(3.2)	—	(0.9)
Group net property investment income	117.7	86.1	24.6	7.0
Like for like growth	5.3%	5.4%	5.8%	2.9%

Financial information for the six months ended 30 June 2003

The financial information of the Issuer included on pages 99 to 109 has been extracted without material adjustment from the unaudited consolidated accounts of the Issuer for the six months ended 30 June 2003.

Basis of preparation of financial information for the six months ended 30 June 2003

The financial information included below is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by revaluation of properties and investments. The accounting policies set out in the 2002 Annual Report, dated 12 February 2003, have been used in the preparation of this financial information.

Consolidated Profit and Loss Account

For the six months ended 30 June 2003

	(Notes)	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
		Unaudited £m	Unaudited £m	Audited £m
Turnover, including share of joint ventures		183.8	175.5	351.1
Less: Share of joint ventures	7	(7.4)	—	(6.5)
Group turnover	2	176.4	175.5	344.6
Property investment income:				
Rents receivable		144.1	140.8	272.6
Service charge and other income		23.7	29.5	51.5
		167.8	170.3	324.1
Rents payable		(16.0)	(24.3)	(37.0)
Property outgoings		(34.1)	(37.9)	(66.8)
Net property investment income		117.7	108.1	220.3
Property trading		2.4	1.5	5.1
Investment and financial services income		6.1	3.7	7.2
		126.2	113.3	232.6
Administrative expenses		(12.0)	(9.0)	(20.5)
Group operating profit	2	114.2	104.3	212.1
Share of operating profit of joint ventures	7	4.1	—	3.8
Operating profit including joint ventures		118.3	104.3	215.9
Exceptional (loss)/profit on disposal of fixed assets and subsidiaries	3	(0.5)	5.5	8.6
Profit before interest and taxation		117.8	109.8	224.5
Net interest (payable)/receivable — recurring	4	(65.1)	(66.4)	(129.3)
Net interest (payable)/receivable — exceptional	4	10.0	7.1	8.6
Profit on ordinary activities before taxation		62.7	50.5	103.8
Taxation on profit on ordinary activities		(13.1)	(10.1)	(18.2)
Taxation on profit on exceptional items		(3.2)	(4.1)	(4.6)
Profit on ordinary activities after taxation		46.4	36.3	81.0
Ordinary dividends — paid and proposed		(35.9)	(31.4)	(69.6)
Transfer to retained profit		10.5	4.9	11.4
Dividends per ordinary share		11.75p	11.25p	23.75p
Earnings per share before exceptional items (adjusted)	14	14.00p	10.82p	25.58p
Earnings per share (basic)	14	15.13p	12.96p	28.54p
Earnings per share (diluted)	14	14.81p	12.85p	27.91p

Consolidated Balance Sheet

As at 30 June 2003

	Notes	As at 30 June 2003 Unaudited £m	As at 31 December 2002 Audited £m	As at 30 June 2002 Unaudited £m
Fixed assets:				
UK shopping centres	6	3,572.2	3,522.3	3,246.8
Other retail investment properties	6	410.4	414.3	415.1
Other investment properties	6	442.3	459.7	491.2
		4,424.9	4,396.3	4,153.1
Investment in joint ventures:				
Share of investment properties	7	138.4	143.8	—
Share of other assets	7	4.2	0.5	—
Share of gross liabilities	7	(69.3)	(66.6)	—
		73.3	77.7	—
Other tangible assets		0.8	0.9	1.2
Investments	8	204.6	176.2	134.6
		4,703.6	4,651.1	4,288.9
Current assets:				
Trading properties	9	67.5	66.7	68.4
Debtors		61.6	75.2	67.0
Other short-term investments		1.3	1.1	1.2
Cash and near cash investments		56.2	71.7	186.4
		186.6	214.7	323.0
Creditors: amounts falling due within one year	10	(204.4)	(224.4)	(298.7)
Net current (liabilities)/assets		(17.8)	(9.7)	24.3
Total assets less current liabilities		4,685.8	4,641.4	4,313.2
Creditors: amounts falling due after more than one year				
Loans	11	(1,847.8)	(1,817.9)	(1,810.1)
Subordinated convertible debt		(63.6)	(64.0)	(64.5)
Other creditors		(1.0)	(1.0)	(0.5)
		(1,912.4)	(1,882.9)	(1,875.1)
Provisions for liabilities and charges	13	(81.1)	(75.0)	(73.2)
Net assets		2,692.3	2,683.5	2,364.9
Capital and reserves:				
Called up ordinary share capital and reserves		2,692.3	2,683.5	2,364.9
Net assets per share (diluted, adjusted)	14	866p	862p	836p

Statement of Group Total Recognised Gains and Losses and Reconciliation of Reserves

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Statement of group total recognised gains and losses			
Profit for the period	46.4	36.3	81.0
(Decrease)/increase in valuation of investment properties (note 6)	(7.0)	19.6	174.3
Group's share of increase in valuation of joint ventures	2.1	—	4.3
Unrealised gain/(deficit) on other fixed asset investments	5.8	3.1	(2.5)
Current tax relating to realisation of gains recognised in prior periods	—	—	(3.5)
Exchange adjustments offset in reserves and other movements	(1.1)	(2.3)	0.1
Total recognised gains for the period	46.2	56.7	253.7
Reconciliation of movements in group shareholders' funds			
Opening shareholders' funds	2,683.5	2,339.6	2,341.9
Recognised gains and losses for the period	46.2	56.7	253.7
Dividends	(35.9)	(31.4)	(69.6)
Ordinary shares issued	—	—	157.5
Purchase and cancellation of shares	(1.5)	—	—
Closing shareholders' funds	2,692.3	2,364.9	2,683.5

Consolidated Statement of Cash Flows

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Net cash flow from operating activities	118.7	107.5	201.8
Returns on investments and servicing of finance	(55.8)	(67.2)	(130.9)
Taxation paid	(10.5)	(5.6)	(12.6)
Capital expenditure and financial investment	(60.2)	(95.2)	(288.5)
Acquisitions and disposals	2.3	—	—
Equity dividends paid	(38.3)	(33.5)	(64.7)
Cash outflow before use of liquid resources and financing	(43.8)	(94.0)	(294.9)
Management of liquid resources	5.2	(112.4)	5.3
Increase in financing*	28.2	196.4)	282.1
(Decrease)/increase in cash during the period	(10.4)	(10.0)	(7.5)

* Analysis of financing cash flows

Borrowings drawn	71.1	363.9	599.7
Borrowings repaid and bonds cancelled	(40.2)	(169.2)	(466.0)
Shares issued	—	—	157.5
Payments to acquire own shares	(1.5)	—	—
Other financing cash flows	(1.2)	1.7	(9.1)
	28.2	196.4	282.1

Reconciliation of net cash flow to movement in net debt

(Decrease) in cash during the period	(10.4)	(10.0)	(7.5)
Cash (inflow) from increase in debt	(30.5)	(104.8)	(122.9)
Non cash change in net debt	2.2	3.3	12.5
Cash (inflow)/outflow from decrease in liquid resources	(5.2)	112.3	(5.0)
Movement in net debt during the period	(43.9)	0.8	(122.9)
Opening net debt	(1,823.3)	(1,700.4)	(1,700.4)
Closing net debt	(1,867.2)	(1,699.6)	(1,823.3)

1. Basis of preparation

The interim report is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information is prepared in accordance with applicable accounting standards in the United Kingdom under the historical cost convention as modified by revaluation of properties and investments. The accounting policies set out on pages 66 to 69 of the 2002 Annual Report, dated 12 February 2003, have been used in the preparation of this financial information.

2. Segmental information

	Group turnover		
	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Property investment:			
UK shopping centres	126.9	130.5	244.9
Commercial properties:			
United Kingdom	30.4	27.8	58.3
United States	10.5	12.0	20.9
Property trading	2.5	1.5	11.9
Investment and financial services income	6.1	3.7	8.6
	176.4	175.5	344.6
Geographical analysis:			
United Kingdom	164.6	163.5	315.5
United States	11.8	12.0	29.1
	176.4	175.5	344.6

	Group operating profit		
	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Property investment:			
UK shopping centres	86.1	79.1	161.2
Commercial properties			
United Kingdom	24.6	21.7	45.2
United States	7.0	7.3	13.9
	117.7	108.1	220.3
Property trading	2.4	1.5	5.1
Investment and financial services income	6.1	3.7	7.2
	126.2	113.3	232.6
Administrative expenses	(12.0)	(9.0)	(20.5)
	114.2	104.3	212.1
Geographical analysis:			
United Kingdom	106.7	96.6	197.9
United States	7.5	7.7	14.2
	114.2	104.3	212.1

3. Exceptional (loss)/profit on disposal of fixed assets and subsidiaries

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
(Loss) arising on disposal of investment properties	—	(1.0)	(0.7)
Profit arising on disposal of fixed asset investments	—	6.5	6.5
(Loss)/profit arising on disposal of subsidiaries	(0.5)	—	2.8
	(0.5)	5.5	8.6

4. Net interest (payable)/receivable

(a) Net interest (payable)/receivable — recurring

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Interest (payable)	(65.3)	(67.1)	(134.2)
Interest capitalised on developments	1.4	0.3	1.2
Interest receivable	0.4	0.4	3.8
Net group interest (payable)	(63.5)	(66.4)	(129.2)
Share of interest (payable) by joint ventures	(1.6)	—	(0.1)
	(65.1)	(66.4)	(129.3)

(b) Net interest (payable)/receivable — exceptional

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Repurchase of CSC unsecured bonds	0.3	8.1	9.6
Repurchase of Liberty International convertible bonds	—	(1.0)	(1.0)
Early termination of interest rate hedging contracts	9.7	—	—
	10.0	7.1	8.6

5. Contingent taxation

If deferred taxation were to be provided in respect of all revaluation surpluses including joint ventures, the provision would be £410.0 million (31 December 2002 — £414.3 million, 30 June 2002 — £375.9 million), assuming investment properties and investments were disposed on 30 June 2003 at their carrying value. That amount, equivalent to 126p per share diluted, is calculated on an undiscounted basis and takes no account of the long-term deferral of the liability until eventual disposal, or of the benefit from future inflation-linked indexation allowances.

6. Investment properties

	UK shopping centres	Other commercial properties	Total
	Unaudited £m	Unaudited £m	Unaudited £m
Completed properties at external valuation			
At 31 December 2002	3,462.5	861.6	4,324.1
Additions, including transfers from joint ventures	12.0	19.9	31.9
Disposals	(12.6)	—	(12.6)
Foreign exchange fluctuations	—	(4.1)	(4.1)
Reclassification — completed developments	—	4.5	4.5
Amortisation	—	(0.5)	(0.5)
Surplus/(deficit) on valuation	31.6	(38.6)	(7.0)
At 30 June 2003	3,493.5	842.8	4,336.3
Properties under development at cost			
At 31 December 2002 (including £2.0 million capitalised interest)	59.8	12.4	72.2
Additions	18.9	2.0	20.9
Reclassification — completed developments	—	(4.5)	(4.5)
At 30 June 2003 (including £3.0 million capitalised interest)	78.7	9.9	88.6
Investment properties			
At 30 June 2003	3,572.2	852.7	4,424.9
At 31 December 2002	3,522.3	874.0	4,396.3

	As at 30 June 2003	As at 31 December 2002
	Unaudited £m	Audited £m
Geographical analysis		
United Kingdom	4,236.8	4,227.6
United States	188.1	168.7
	4,424.9	4,396.3

Investment properties held through joint ventures are disclosed in note 7.

The group's interests in completed investment properties, including those held through joint ventures, were valued as at 30 June 2003 by external valuers in accordance with the Appraisal and Valuation Standards of RICS, which became effective on 1 May 2003, on the basis of market value (formerly open market value). Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller. Market value is estimated without regard to costs of sale or purchase and thus values reported at 30 June 2003 do not include purchasers' costs. As at 31 December 2002 the open market value of investment properties included £208.1 million purchasers' costs, in effect reflecting theoretical replacement value. This constitutes a change in estimation technique.

7. Joint ventures

	Liberty International share	
	As at 30 June 2003	As at 31 December 2002
	Unaudited £m	Audited £m
Summarised profit and loss account		
Gross rental income	7.4	6.5
Net rental income	4.1	3.8
Net interest (payable)	(1.6)	(0.1)
Tax	(1.0)	(0.7)
Profit after tax	1.5	3.0
Summarised statement of total recognised gains and losses		
Profit retained for the year	1.5	3.0
Unrealised surplus on revaluation	2.1	4.3
Total return	3.6	7.3
Summarised balance sheet		
Investment properties at valuation	131.0	136.4
Development and trading properties	7.4	7.4
Total properties	138.4	143.8
Current assets	4.2	0.5
Gross assets	142.6	144.3
Current liabilities	(3.2)	(0.5)
Debt falling due after more than one year	(66.1)	(66.1)
Gross liabilities	(69.3)	(66.6)
Net assets	73.3	77.7

8. Investments

	As at 30 June 2003	As at 31 December 2002	As at 30 June 2002
	Unaudited £m	Audited £m	Unaudited £m
Investments — listed property shares and units at market value	178.9	150.6	113.0
Investments — own shares	25.7	25.6	21.6
	204.6	176.2	134.6

9. Trading properties

The estimated replacement cost of trading properties based on market value amounted to £71.3 million (31 December 2002 — £69.9 million, 30 June 2002 — £72.1 million).

10. Creditors: amounts falling due within one year

	As at 30 June 2003	As at 31 December 2002	As at 30 June 2002
	Unaudited £m	Audited £m	Unaudited £m
Bank loans and overdrafts (note 12)	12.0	13.1	11.4
Trade and other creditors	87.6	113.6	188.4
Accruals and deferred income	68.9	59.4	67.5
Dividends payable	35.9	38.3	31.4
	204.4	224.4	298.7

11. Creditors: amounts falling due after more than one year

	As at 30 June 2003 Unaudited £m	As at 31 December 2002 Audited £m	As at 30 June 2002 Unaudited £m
Secured			
Bank loan due 2015 — non-recourse	566.1	536.4	537.6
Bank loan due 2014 — non-recourse	208.4	208.3	208.3
Bank loan due 2011 — non-recourse	444.0	443.8	445.8
Bank loan due 2007 — non-recourse	39.8	39.8	—
	1,258.3	1,228.3	1,191.7
Debentures 2021 and 2027	230.0	230.0	230.0
Bank loan due 2016	172.5	172.5	172.5
Other fixed rate loans	82.6	76.2	83.9
	1,743.4	1,707.0	1,678.1
Unsecured			
CSC bonds 2013	36.0	36.0	47.9
CSC bonds 2009	68.4	74.9	84.1
	1,847.8	1,817.9	1,810.1
6.25% subordinated convertible bonds 2006	63.6	64.0	64.5
Total debt falling due after more than one year (note 12)	1,911.4	1,881.9	1,874.6
Other creditors	1.0	1.0	0.5
	1,912.4	1,882.9	1,875.1

12. Debt

(a) Analysis of net debt

	As at 30 June 2003 Unaudited £m	As at 31 December 2002 Audited £m	As at 30 June 2002 Unaudited £m
Debt due within one year (note 10)	12.0	13.1	11.4
Debt due after one year (note 11)	1,911.4	1,881.9	1,874.6
Gross debt	1,923.4	1,895.0	1,886.0
Group share of debt of joint ventures (note 7)	66.1	66.1	—
Gross debt including share of joint ventures	1,989.5	1,961.1	1,886.0
Cash and near cash investments — group	(56.2)	(71.7)	(186.4)
Cash and near cash investments — joint ventures	(0.4)	(0.5)	—
Net debt (including joint ventures)	1,932.9	1,888.9	1,699.6
Secured	1,821.5	1,786.2	1,689.5
Unsecured	168.0	174.9	196.5
Cash and near cash investments	(56.6)	(72.2)	(186.4)
	1,932.9	1,888.9	1,699.6

(b) Fair value of financial instruments

	As at 30 June 2003		As at 31 December 2002		As at 30 June 2002	
	Balance sheet value	Fair value	Balance sheet value	Fair value	Balance sheet value	Fair value
	Unaudited £m	Unaudited £m	Audited £m	Audited £m	Unaudited £m	Unaudited £m
Debentures and other fixed rate loans Sterling						
C&C 9.875% debenture 2027	150.0	214.0	150.0	217.3	150.0	208.8
C&C 11.25% debenture 2021	80.0	122.4	80.0	124.0	80.0	119.2
CSC 6.875% unsecured bonds 2013	36.0	36.7	36.0	34.1	47.9	43.5
CSC 5.75% unsecured bonds 2009	68.4	66.6	74.9	68.9	84.1	74.6
US Dollars Fixed rate loans	84.1	89.8	81.6	85.1	89.7	90.8
	418.5	529.5	422.5	529.4	451.7	536.9
Bank loans (LIBOR linked)						
— group	1,441.3	1,441.3	1,408.5	1,408.5	1,369.8	1,369.8
— share of joint ventures	66.1	66.1	66.1	66.1	—	—
	1,925.9	2,036.9	1,897.1	2,004.0	1,821.5	1,906.7
Hedging instruments	—	167.4	—	114.3	—	45.1
	1,925.9	2,204.3	1,897.1	2,118.3	1,821.5	1,951.8
Convertible debt	63.6	84.3	64.0	76.5	64.5	83.7

The adjustment in respect of the above, after credit for tax relief, would amount to 60p per share diluted (31 December 2002 — 47p, 30 June 2002 — 31p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

13. Provisions for liabilities and charges

	Deferred taxation	Other	Total
	Unaudited £m	Unaudited £m	Unaudited £m
At 31 December 2002	66.7	8.3	75.0
Net charge for the period	2.2	0.3	2.5
Other movements	—	3.6	3.6
At 30 June 2003	68.9	12.2	81.1

14. Per share details

(a) Number of shares used in the calculation of:

	30 June 2003	31 December 2002	30 June 2002
	Unaudited millions	Audited millions	Unaudited millions
(i) Net assets per share			
Basic	312.3	312.6	284.2
On conversion of bonds	13.3	13.3	13.4
On exercise of options	—	—	0.3
Diluted	325.6	325.9	297.9
(ii) Earnings per share			
Weighted average shares in issue	312.4	288.4	284.2
Weighted average shares held by ESOP	(5.7)	(4.8)	(4.3)
Weighted average shares (basic)	306.7	283.6	279.9
Effect of dilution	13.3	13.6	13.7
Weighted average shares (diluted)	320.0	297.2	293.6

(b) Net assets per share

Net assets per share (adjusted) excludes the provision for deferred tax in respect of capital allowances arising from adoption of FRS19 'Deferred Tax'.

	30 June 2003	31 December 2002	30 June 2002
	Unaudited £m	Audited £m	Unaudited £m
Basic net asset value	2,692.3	2,683.5	2,364.9
Add back additional deferred tax arising from the adoption of FRS 19	63.5	60.9	61.6
Adjusted net asset value	2,755.8	2,744.4	2,426.5
On conversion of bonds	63.6	64.0	64.5
Diluted, adjusted net asset value	2,819.4	2,808.4	2,491.0

(c) Earnings used in the calculation of earnings per share

Earnings per share before exceptional items (adjusted) excludes the additional tax charge arising from the adoption of FRS 19 'Deferred Tax'.

	30 June 2003	30 June 2002	31 December 2002
	Unaudited £m	Unaudited £m	Audited £m
Earnings used for calculation of basic earnings per share	46.4	36.3	81.0
Exceptional items, net of tax	(6.3)	(8.5)	(12.6)
Add back additional deferred tax arising from the adoption of FRS19	2.8	2.5	4.1
Earnings used for calculation of earnings per share before exceptional items (adjusted)	42.9	30.3	72.5
Earnings used for calculation of basic earnings per share	46.4	36.3	81.0
Effect of dilution	1.0	1.4	2.0
Earnings used for calculation of diluted earnings per share	47.4	37.7	83.0
Earnings used for calculation of basic earnings per share	46.4	36.3	81.0
Exceptional items, net of tax	(6.3)	(8.5)	(12.6)
Taxation on profit on ordinary items	13.1	10.1	18.2
Profit before taxation and exceptional items	53.2	37.9	86.6

(d) Other share information

	In issue 30 June 2003 £m	Conversion price	Callable from
(i) Convertible bonds			
6.25% subordinated convertible bonds 2006	60.2	450p	31 December 2003

	Number millions
(ii) Movement in ordinary share capital	
At 31 December 2002	312.6
Market repurchases	(0.3)
At 30 June 2003	312.3

Part 10 — United Kingdom Taxation

The comments below are of a general nature. They reflect the Issuer's understanding of current United Kingdom taxation law and United Kingdom Inland Revenue practice and they are subject to changes therein. They do not purport to constitute legal or tax advice. In addition, the comments relate only to the position of persons who are the absolute beneficial owners of the Bonds and the Coupons and may not apply to certain classes of person (such as dealers in securities or certain professional investors). These comments are not exhaustive.

Holders of Bonds who are in any doubt as to their tax position or who may be subject to tax in any other jurisdiction should consult their professional advisers.

1 Interest on the Bonds

1.1 The Bonds issued will constitute "**quoted Eurobonds**" provided they are and continue to be listed on a recognised stock exchange, within the meaning of Section 841 of the Income and Corporation Taxes Act 1988. The London Stock Exchange is a recognised stock exchange for these purposes. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and are admitted to trading on the London Stock Exchange. Whilst the Bonds are and continue to be quoted Eurobonds, payments of interest on the Bonds may be made without withholding or deduction for or on account of United Kingdom tax.

1.2 Interest on the Bonds may also be paid without withholding or deduction on account of United Kingdom tax where interest on the Bonds is paid to a person who belongs in the United Kingdom and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Bonds is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that none of the conditions specified in section 349B of the Income and Corporation Taxes Act 1988 will be satisfied in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

1.3 In other cases, an amount must generally be withheld from payments of interest on the Bonds on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

1.4 Persons in the United Kingdom paying interest to or receiving interest on behalf of another person may be required to provide certain information to the United Kingdom Inland Revenue regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries.

1.5 The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Bonds (other than certain trustees) who are not resident for tax purposes in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency (or, for accounting periods beginning on or after 1 January 2003, a United Kingdom permanent establishment of a company) in connection with which the interest is received or to which the Bonds are attributable, in which case tax may be levied on the United Kingdom branch, agency or permanent establishment as the case may be. There are exemptions for interest received by certain categories of agents.

1.6 If interest is paid under deduction of United Kingdom income tax (e.g. if the Bonds ceased to be listed on a recognised stock exchange), Bondholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

1.7 Bondholders within the charge to United Kingdom corporation tax will be subject to tax as income on interest in respect of the Bonds broadly in accordance with their statutory accounting treatment. Such Bondholders will generally be charged in each accounting period by reference to interest which, in accordance with such Bondholders' authorised accounting method, is applicable to that period.

1.8 Bondholders who are not within the charge to United Kingdom corporation tax but who are resident or ordinarily resident for tax purposes in the United Kingdom or who are carrying on a trade, profession or vocation in the United Kingdom through a branch or agency in connection with which the interest is received or to which the Bonds are attributable will generally be liable to United Kingdom tax on the amount of interest in respect of the Bonds on a receipts basis.

1.9 Bondholders resident outside the United Kingdom may be subject to foreign taxation on interest under local law. Such Bondholders should consult their own tax advisers concerning their non-United Kingdom tax liabilities on interest received from the Issuer.

1.10 The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person within its jurisdiction to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding tax system for a transitional period (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchanged with certain other countries) unless during such period they elect to provide information in the same way as other Member States.

2 Dividends on the Ordinary Shares following Conversion

2.1 The Issuer will not be required to withhold tax at source when paying a dividend on the Ordinary Shares.

2.2 An individual holder of Ordinary Shares who is resident for tax purposes in the United Kingdom and who receives a dividend from the Issuer should generally be entitled to a tax credit which such shareholder may set off against his total income tax liability on the dividend. The tax credit will be equal to 10 per cent. of the aggregate of the dividend and the tax credit (the "**gross dividend**"), which is also equal to one-ninth of the cash dividend received. A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10 per cent. of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend and there is no right to claim any repayment from the Inland Revenue. A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to repayment of the tax credit. In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match his tax liability on the gross dividend and he will have to account for additional tax equal (at present rates) to 22.5 per cent. of the gross dividend (which is also equal to 25 per cent. of the cash dividend received) to the extent that the gross dividend when treated as the top slice of his income falls above his threshold for higher rate income tax.

2.3 United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by the Issuer, although charities will be entitled to limited compensation in lieu of repayable tax credits until 5 April 2004.

2.4 Tax credits on dividends paid by the Issuer in respect of Ordinary Shares held in personal equity plans ("**PEPs**") or individual savings accounts ("**ISAs**") will be repayable on dividends paid on or before 5 April 2004.

2.5 A corporate shareholder resident in the United Kingdom for tax purposes will generally not be subject to United Kingdom corporation tax on dividends paid by the Issuer. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

2.6 A non-United Kingdom tax resident shareholder is not generally entitled to the benefit of a tax credit in respect of any dividend paid by the Issuer although the provisions of an applicable double taxation treaty may be relevant to such a shareholder.

2.7 A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the United Kingdom (for tax purposes) should consult his own tax adviser concerning his tax liabilities on dividends received from the Issuer.

3 Disposal or Conversion of the Bonds

3.1 Non-United Kingdom Resident Bondholders

Bondholders who are not resident or ordinarily resident for tax purposes in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bonds are attributable (and where that Bondholder is a company who does not carry on a trade in the United Kingdom through a permanent establishment to which the bonds are attributable) will not be subject to a charge to United Kingdom direct taxation with respect to the disposal of the Bonds or the conversion of the Bonds into Ordinary Shares. They may however be subject to foreign taxation under local law.

3.2 Bondholders within the charge to corporation tax

3.2.1 The Issuer has been advised that, although the position is not free from doubt, for a Bondholder who is within the charge to United Kingdom corporation tax , any profits or gains in respect of the Bonds should not be subject to tax as income (except in respect of amounts relating to interest). The Bonds should, however, be treated as "**chargeable assets**" for the purposes of United Kingdom taxation of chargeable gains. Accordingly, a disposal of the Bonds may give rise to a chargeable gain or allowable loss.

3.2.2 For the purposes of the taxation of chargeable gains, the consideration for any disposal or acquisition of the Bonds will be treated as adjusted so as to exclude, on a just and reasonable basis, the amount of such consideration which relates to interest which has accrued but has not been paid as at the date of such disposal or acquisition.

3.2.3 Conversion of the Bonds should not be treated as a disposal of the Bonds (except for the purpose of the adjustment for accrued interest above) and should not of itself give rise to a charge to United Kingdom taxation of chargeable gains. Any chargeable gain or allowable loss that would otherwise have arisen on a disposal of the Bonds will be "rolled over" into the Ordinary Shares and the Ordinary Shares will be treated as the same asset as the Bonds, acquired at the same time and for the same consideration as the Bonds.

3.2.4 Bondholders within the charge to United Kingdom corporation tax should consult their own tax adviser concerning their tax liabilities on disposal and conversion.

3.3 Other Bondholders

3.3.1 The Issuer has been advised that, although the position is not free from doubt, the Bonds should not be treated by the Inland Revenue as "**relevant discounted securities**" for United Kingdom tax purposes. Accordingly, for a Bondholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident for tax purposes in the United Kingdom or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bond is attributable:

(i) a disposal of a Bond by such a Bondholder may give rise to a chargeable gain or allowable loss for the purposes of taxation of capital gains;

(ii) a disposal of a Bond by such a Bondholder may give rise to a charge to tax on income in respect of an amount representing interest on the Bond which has accrued since the preceding interest payment date (for the purposes of the taxation of chargeable gains, the disposal consideration will be reduced by any amount taxed as accrued interest);

(iii) on a conversion, interest which has accrued since the last interest payment date will be chargeable to United Kingdom tax as income under the accrued income scheme even though on such conversion accrued interest will not be payable; and

(iv) on a conversion the capital gains tax treatment should be the same as that described in paragraph 3.2.3 for Bondholders within the charge to United Kingdom corporation tax.

3.3.2 Bondholders who are not within the charge to United Kingdom corporation tax but who are resident or ordinarily resident for tax purposes in the United Kingdom or who carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Bonds are attributable should consult their own tax adviser concerning their tax liabilities on disposal and conversion.

4 Disposal of Ordinary Shares following Conversion

A disposal of Ordinary Shares will constitute a disposal for the purposes of United Kingdom taxation of capital gains and, accordingly, may give rise to a liability to taxation for Shareholders who are resident or ordinarily resident for tax purposes in the United Kingdom or who carry on a trade in the United Kingdom through a branch or agency (or for accounting periods beginning on or after 1 January 2003, a United Kingdom permanent establishment of a company) to which the Ordinary Shares are attributable, subject to the usual reliefs and allowances which may then be available.

5 Stamp duty and stamp duty reserve tax

5.1 No United Kingdom stamp duty or stamp duty reserve tax ("**SDRT**") is payable on the issue of a Bond or on the transfer by delivery of a Bond (so long as, in relation to SDRT on an agreement to transfer a Bond, the Bonds and Ordinary Shares continue to be listed on a recognised stock exchange and the agreement to transfer is not made in contemplation of or as part of an arrangement for a take-over of the Issuer).

5.2 No United Kingdom stamp duty or SDRT is payable on the issue of the Ordinary Shares upon conversion of Bonds other than an issue to issuers of depositary receipts or providers of clearance services (or their nominees or agents) as described at paragraph 5.5 below.

5.3 The transfer on sale of an Ordinary Share will be liable to *ad valorem* stamp duty generally at the rate of 0.5 per cent. of the amount or value of the consideration for the transfer rounded up to the nearest £5. The purchaser normally pays the stamp duty.

5.4 An unconditional agreement to sell an Ordinary Share will generally give rise to a liability on the purchaser to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date that the agreement is entered into or (if later) the date that it becomes unconditional, any SDRT paid is repayable generally with interest, and any unpaid SDRT charge is cancelled.

5.5 The issue or a subsequent transfer of Ordinary Shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts within Section 67 or Section 93 of the Finance Act 1986 or (2) to, or to a nominee or agent for, a person providing a clearance service within Section 70 or Section 96 of the Finance Act 1986, will generally be subject to stamp duty or SDRT at 1.5 per cent. of the amount or value of the consideration or, in certain circumstances, the value of the Ordinary Shares transferred (rounded up to the nearest £5 in the case of stamp duty) unless, in the case of an issue or a subsequent transfer to a clearance service, the clearance service has made an election under Section 97A of the Finance Act 1986 which applies to the Ordinary Shares. Under Section 97A of the Finance Act 1986, clearance services may, provided they meet certain conditions, elect for the 0.5 per cent. rate of stamp duty or SDRT to apply to transfers of securities within such services instead of the 1.5 per cent. rate applying to an issue or transfer of such securities into the clearance service.

5.6 Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at the rate of 0.5 per cent.) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT rather than stamp duty.

THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED KINGDOM. PROSPECTIVE BONDHOLDERS WHO ARE IN DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY OTHER JURISDICTION SHOULD CONSULT THEIR PROFESSIONAL ADVISERS.

Part 11 — Subscription and Sale

Morgan Stanley & Co. International Limited and UBS Limited (each a "**Manager**" and together, the "**Managers**") have, pursuant to a Subscription Agreement (the "**Subscription Agreement**") dated 13 October 2003, severally and not jointly agreed to subscribe or procure subscribers for the Bonds at the issue price of 100 per cent. of the principal amount of Bonds in consideration of the transfer to the Issuer (or as the Issuer may direct) of 240,000 fully-paid non-exchangeable redeemable fixed-rate preference shares of no par value in the capital of Liberty International Capital (Two) Limited, a subsidiary of the Issuer. The Issuer has agreed in consideration of the services provided by the Managers in connection with the offering of the Bonds to pay to the Managers a combined management, underwriting and sales commission of 2.50 per cent. of the principal amount of the Bonds. The Issuer will also reimburse the Managers in respect of certain of their expenses, and has agreed to indemnify the Managers against certain liabilities, incurred in connection with the issue of the Bonds. The Subscription Agreement may be terminated in certain circumstances prior to payment being made to the Issuer.

The Issuer has agreed that, without the prior written consent of the Managers, it will not, during the period ending 30 calendar days after the Closing Date, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares in the share capital of the Issuer or any securities convertible into or exercisable or exchangeable for shares in the share capital of the Issuer, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the share capital of the Issuer, whether any such transaction described in (i) or (ii) above is to be settled by delivery of shares in the share capital of the Issuer or such other securities, in cash or otherwise, or (iii) allow any of its subsidiaries to do any of the foregoing. The foregoing sentence shall not apply to (A) the sale of the Bonds under the Subscription Agreement, (B) the issuance by the Issuer of any shares in the share capital of the Issuer upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and disclosed in this Offering Circular or (C) the grant of options in the ordinary and usual course under any employee's share scheme (as defined in Section 743 of the Companies Act 1985) and the issuance by the Issuer of any shares in the share capital of the Issuer as a result of the exercise of such options. For the purposes of this paragraph, the term "**shares in the share capital of the Issuer**" shall include participation certificates and any depositary or other receipt, instrument, rights or entitlement representing ordinary shares of the Issuer.

United States

The Bonds and the Ordinary Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("**Regulation S**").

The Bonds are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Manager has represented and agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Bonds or the Ordinary Shares (a) as part of their distribution at any time or (b) otherwise until 40 days after the later of the commencement of the offering and the Closing Date, within the United States or to, or for the account or benefit of, U.S. persons and that it will have sent to each dealer to which it sells any Bonds during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Bonds within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering, an offer or sale of Bonds within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has represented and agreed that:

(a) it has not offered or sold and will not offer or sell any Bonds to persons in the United Kingdom prior to admission of the Bonds to listing in accordance with Part VI of the FSMA except to persons

whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Japan

The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan. Accordingly, each Manager has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, any Bonds in Japan or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law.

Belgium

Each Manager has represented and agreed that the Bonds offered may not be offered for sale, sold or marketed in Belgium (a) by means of a public offer under Belgian law and that such offers, sales and distribution will only be made in Belgium according to articles 1 and 2 of the Royal Decree of 7 July 1999 or to persons who subscribe to a minimum of euro 250,000 each, or to institutional investors acting for their own account and listed in article 3, 2 of the Royal Decree of 7 July 1999 or (b) to any person qualifying as a consumer within the meaning of Article 1.7° of the Belgian law of 14 July 1991 on consumer protection and trade practices unless such sale is made in compliance with the Belgian law of 14 July 1991 on consumer protection and trade practices and with its implementing legislation.

The Netherlands

The Bonds (including rights representing an interest in a Global Bond) may not be offered or sold, directly or indirectly, in the Netherlands other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, investment undertakings, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Jersey

Each Manager has represented and agreed that it will not direct its selling efforts in respect of the Bonds at natural persons or persons (other than financial institutions) who are resident in Jersey.

General

Save for obtaining the approval of the Offering Circular by the UK Listing Authority in accordance with Part VI of the FSMA and the admission to trading of the Bonds on the London Stock Exchange's market for listed securities, no action has been or will be taken in any jurisdiction by the Issuer or any Managers that would permit a public offering of the Bonds, or possession or distribution of the Offering Circular or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, each Manager has undertaken that it will comply, to the best of its knowledge and belief, with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers Bonds or has in its possession or distributes the Offering Circular or any other such material.

1 Listing

(a) The Bonds have been accepted for clearance through the Clearstream, Luxembourg and Euroclear systems with a Common Code of 017696726. The International Securities Identification Number for the Bonds is XS0176967262.

(b) The listing of the Bonds on the Official List will be expressed as a percentage of their principal amount (exclusive of accrued interest). It is expected that listing of the Bonds on the Official List and admission of the Bonds to trading on the London Stock Exchange's market for listed securities will be granted on or before 16 October 2003, subject only to the issue of the Temporary Global Bond. Prior to official listing and admission to trading, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in pounds sterling and for delivery on the third working day after the day of the transaction.

The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Bonds. The issue of the Bonds was authorised by resolution of the Board of Directors of the Issuer on 15 September 2003 and resolutions of a duly constituted committee of the Board of Directors of the Issuer passed on 17 September 2003 and 9 October 2003.

2 Incorporation

Liberty International was incorporated under the name Liberty International PLC and registered in England with registered number 3685527 on 14 December 1998 as a public limited company under the Companies Act 1985. On 12 April 1999, a certificate to do business was granted to Liberty International under section 117 of the Companies Act 1985. The registered office and head office of Liberty International is at 40 Broadway, London, SW1H 0BT.

3 Share capital

3.1 As at 10 October 2003 (being the latest practicable date prior to the publication of this document), Liberty International had an authorised share capital of £250,000,000 divided into 500,000,000 Ordinary Shares of 50 pence each, of which 312,307,712 shares were in issue and were fully paid. In addition, as at 10 October 2003 (being the latest practicable date prior to the publication of this document), there were £60,167,709 nominal amount of 6¼ per cent. Liberty International Convertible Bonds (as defined in section 4 below) outstanding.

3.2 In the three years preceding 10 October 2003 (being the latest practicable date prior to the publication of this document), the changes to the share capital of Liberty International have been as follows:

(i) Between 27 November 2000 and 9 February 2001, 71,482,066 Ordinary Shares were allotted to holders of shares in CSC as consideration in connection with the offer by Liberty International for the shares in CSC not then held by Liberty International or other members of the Group.

(ii) During the period from February 2001 until 31 December 2001, the following Ordinary Shares were issued following conversion of the 5½ per cent. Liberty International Convertible Bonds:

Date	No. of Ordinary Shares	Nominal value of 5½ per cent. Liberty International Convertible Bonds converted
		£
16.02.2001	75	357
25.04.2001	251	1,196
31.05.2001	36	175
27.06.2001	105,263	500,000
06.09.2001	12,104	57,500
13.09.2001	28,841	137,000
07.12.2001	27,368	130,000
19.12.2001	580,714	2,758,700
24.12.2001	6,161,674	29,268,000

On 31 December 2001, the then outstanding £31,314,430 nominal value of 5½ per cent. Liberty International Convertible Bonds were redeemed by Liberty International.

(iii) During the period from January 2001 to 10 October 2003 (being the latest practicable date prior to the publication of this document), the following Ordinary Shares were issued following conversion of the 6¼ per cent. Liberty International Convertible Bonds:

Date	No. of Ordinary Shares	Nominal value of 6¼ per cent. Liberty International Convertible Bonds Converted
		£
24.01.2001	55	250
02.03.2001	222	1,000
02.05.2001	444	2,000
09.07.2001	35	160
11.10.2001	35	160
15.01.2002	119	536
29.04.2002	222	1,000
28.05.2002	222	1,000
24.07.2002	171	770
06.09.2002	2,281	10,267
18.03.2002	47	213
21.07.2003	89	401
25.07.2003	456	2,054

(iv) During the period from October 2000 to 10 October 2003 (being the latest practicable date prior to publication of this document), Liberty International purchased in the market for cancellation 4,941,439 Ordinary Shares with a total nominal value of £2,470,719.50. The cost

of these purchases amounted to £24,423,184 million. Such Ordinary Shares were purchased, by way of market purchases, as follows:

Date	No. of Ordinary Shares purchased	Price per share (pence)
20.10.2000	1,000,000	477
23.10.2000	466,989	480
25.10.2000	250,000	483
26.10.2000	628,000	484
27.10.2000	100,000	488
02.01.2001	525,000	488
19.04.2001	250,000	504.5
20.04.2001	750,000	503.5
07.09.2001	200,000	515
07.09.2001	500,000	513
12.03.2003	271,450	546

(v) On 6 November 2002, Liberty International placed 28.4 million Ordinary Shares at 560 pence per Ordinary Share, raising £157.5 million after expenses.

(vi) During the period from October 2000 until 10 October 2003 (being the latest practicable date prior to the publication of this document), the following 5½ per cent. Liberty International Convertible Bonds and 6¼ per cent. Liberty International Convertible Bonds were purchased for cancellation by Liberty International:

Date	Nominal value of 5½ per cent. Liberty International Convertible Bonds purchased £	Price (£ per £100 in principal amount)	Nominal value of 6¼ per cent. Liberty International Convertible Bonds purchased £	Price (£ per £100 in principal amount)
02.03.2001	5,000,000	111.375		
14.03.2001	445,000	112.63		
14.03.2001	440,000	112.63		
14.03.2001	260,000	113.68		
15.03.2001	500,000	114.00	400,000	123.25
19.03.2001	2,500,000	113.75		
19.03.2001	920,000	113.26		
21.03.2001	3,000,000	113.25		
22.03.2001	1,500,000	111.125		
23.03.2001	3,000,000	111.50		
26.03.2001	1,500,000	111.50		
27.03.2001	1,000,000	111.00		
28.03.2001	500,000	111.00		
02.04.2001	1,210,000	111.50		
22.05.2001			850,000	126.00
05.06.2001	735,000	114.625		
01.08.2001			2,000,000	119.00
02.08.2001			2,000,000	119.00
02.08.2001			10,000,000	120.50
06.08.2001			2,000,000	119.75
07.08.2001			3,000,000	120.25
08.08.2001			2,000,000	121.125
09.08.2001			5,500,000	121.00
13.08.2001			1,000,000	121.50
15.08.2001	1,000,000	113.70	500,000	121.50
16.08.2001	8,150,000	112.00		
05.09.2001			500,000	121.00

Date	Nominal value of 5½ per cent. Liberty International Convertible Bonds purchased	Price	Nominal value of 6¼ per cent. Liberty International Convertible Bonds purchased	Price
	£	(£ per £100 in principal amount)	£	(£ per £100 in principal amount)
04.12.2001	5,650,000	104.25		
12.12.2001	1,807,000	103.75		
27.02.2002			1,000,000	129.38
01.03.2002			500,000	128.00
07.03.2002			3,500,000	127.50

3.3 By and pursuant to a special resolution passed at the annual general meeting of Liberty International held on 26 March 2003:

3.3.1 the Directors were generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise all the powers of Liberty International to allot relevant securities (within the meaning of section 80(2) of the Companies Act 1985) up to an aggregate nominal amount of £52,096,428 for a period expiring (unless previously renewed, varied or revoked by Liberty International in general meeting) on 26 March 2008 (by such authority the Directors may, during such period, make offers or agreements which would or might require securities to be allotted after the expiry of such period);

3.3.2 the Directors were empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities within the meaning of section 94(2) of the Companies Act 1985 wholly for cash pursuant to the authority conferred on them as referred to in section 3.3.1 above as if section 89(1) of the Companies Act 1985 did not apply to any such allotment (i) in connection with a rights issue; and (ii) otherwise than in connection with a rights issue up to an aggregate nominal amount equal to £7,814,464. By such authority the Directors may during such period make offers or agreements which would or might require securities to be allotted after the expiry of such period. For the purposes of the resolution: (i) **"rights issue"** means an offer of equity securities open for acceptance for a period fixed by the Directors to (a) holders on the register on a record date of Ordinary Shares in proportion to their respective holdings and (b) holders on the register on a fixed date of other equity securities to the extent expressly required or (if considered appropriate by the Directors) permitted by the rights attached thereto, but subject in each case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory; and (ii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of Liberty International, the nominal amount of such shares which may be allotted pursuant to such rights.

3.3.3 Liberty International was unconditionally and generally authorised for the purpose of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Companies Act 1985) of Ordinary Shares provided that:

(a) the maximum number of shares which may be purchased is 31,257,857;

(b) the minimum price which may be paid for each share is 50 pence;

(c) the maximum price which may be paid for a share is an amount equal to 105 per cent. of the average of the middle market quotations of an Ordinary Share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of Liberty International to be held in 2004 or, if earlier, on 26 June 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3.4 The provisions of section 89 of the Companies Act 1985 (which confer on Liberty International Shareholders certain rights of pre-emption in respect of the allotment of equity securities which are or are to be paid up in cash) apply to the authorised but unissued share capital of Liberty International except to the extent disapplied by the resolution referred to in section 3.3.2 above.

3.5 The following table shows the authorised and issued share capital of Liberty International as at 10 October 2003 (being the latest practicable date prior to publication of this document) (on an undiluted basis and assuming that there are no exercises of share options or conversions of 6¼ per cent. Liberty International Convertible Bonds):

Position as at 10 October 2003 **Ordinary Shares of 50 pence each**	**Nominal Value**	**Number**
Authorised share capital	£250,000,000	500,000,000
Issued and fully paid share capital	£156,153,856	312,307,712
Authorised but unissued share capital	£93,846,144	187,692,288

Of the 187,692,288 authorised but unissued Ordinary Shares, 13,370,602 are reserved to meet the conversion rights attaching to the outstanding 6¼ per cent. Liberty International Convertible Bonds.

3.6 Save as disclosed in section 3.2 above:

3.6.1 there have been no changes in the issued share capital of Liberty International and no material changes in the issued share capital of any of its subsidiaries other than intra group issues by wholly owned subsidiaries, pro rata issues by partly owned subsidiaries or changes in the capital structure of subsidiaries which have remained wholly owned throughout the period; and

3.6.2 no discounts or other special terms have been granted by Liberty International in connection with the issue of any share capital of Liberty International,

in the three years immediately preceding the date of this document.

3.7 Save for the 6¼ per cent Liberty International Convertible Bonds and for options granted under the Liberty International, Liberty International Holdings and Capital Shopping Centres PLC share options schemes described in section 9 below, no options have been granted by Liberty International which are still outstanding in respect of any part of Liberty International's share capital nor is Liberty International a party to any agreement, conditional or unconditional, to grant any such option.

3.8 On 15 September 2003 Liberty International launched a Level 1 American Depositary Receipt ("**ADR**") Programme (the "**Programme**"), with the Bank of New York as depositary. On 3 October 2003, 90,800 ADRs were issued, representing in aggregate 90,800 Ordinary Shares. As at 10 October 2003 (being the latest practicable date prior to publication of this document), no other ADRs had been issued under the Programme.

4 Convertible Loan Capital

6¼ per cent. Liberty International Convertible Bonds

£94,937,520 in aggregate principal amount of 6¼ per cent. subordinated convertible bonds due 2006 (the "**6¼ per cent. Liberty International Convertible Bonds**") were constituted and issued by Liberty International on 18 December 2000 pursuant to the terms of a trust deed (for the purposes of this section 4 only, the "**Trust Deed**") executed on 18 December 2000 between Liberty International and Bankers Trustee Company Limited (now Deutsche Trustee Company Limited) (for the purposes of this section 4 only, the "**Trustee**").

The key terms of the 6¼ per cent. Liberty International Convertible Bonds are:

Maturity Date:	31 December 2006
Conversion Period:	on and from 24 December 2000 up to the close of business on 24 December 2006
Early Redemption Condition:	the Issuer may redeem all or some of the 6¼ per cent. Liberty International Convertible Bonds outstanding at any time on or after 31 December 2003
Interest:	6¼ per cent. per annum payable semi-annually in equal instalments in arrear
Interest Payment Dates:	30 June and 31 December

Under the terms and conditions of the 6¼ per cent. Liberty International Convertible Bonds (for the purposes of this section 4 only, the "**Conditions**"), Liberty International has undertaken to allot and issue Ordinary Shares to satisfy the entitlement of converting bondholders conditional upon the converting bondholders exercising their conversion rights by delivering their 6¼ per cent. Liberty International Convertible Bonds (together with (in the case of bearer bonds) all unmatured coupons appertaining thereto or, where it is delivered without all unmatured coupons, with such indemnity and security as Liberty International may reasonably require) and completing their conversion notices (which shall be irrevocable once given).

The number of Ordinary Shares a bondholder is entitled to upon conversion shall be determined by dividing the principal amount of the relevant 6¼ per cent. Liberty International Convertible Bonds (or, in the case of conversion of part only of the 6¼ per cent. Liberty International Convertible Bonds represented by a registered bond, the principal amount thereof being converted) by the conversion price (for the purposes of this section 4 only, the "**Conversion Price**") in effect on the conversion date. The initial Conversion Price is 450 pence per Ordinary Share, subject to adjustment in the manner provided in the Conditions to preserve the entitlement of 6¼ per cent. Liberty International Convertible Bonds, notwithstanding any changes to Liberty International's share capital upon the occurrence of certain corporate events. Reflecting the current position with respect to early redemption, Liberty International may, on giving not less than 30 days nor more than 60 days notice to the Trustee and the holders of the 6¼ per cent. Liberty International Convertible Bonds, redeem all or some only (being a minimum principal amount equal to at least 20 per cent. of the principal amount of the 6¼ per cent. Liberty International Convertible Bonds outstanding (as defined in the Trust Deed) on the date that the notice is given (rounded up to the nearest £1,000,000), and any further amount in excess thereof, being an integral multiple of £1,000,000) of the 6¼ per cent. Liberty International Convertible Bonds for the time being outstanding at any time on or after 31 December 2003 at their principal amount together with interest accrued to the date of the relevant redemption. In the case of a redemption of some only of the 6¼ percent. Liberty International Convertible Bonds, 6¼ per cent. Liberty International Convertible Bonds redeemed will be drawn for redemption at such place and individually by lot or otherwise in such manner as may be approved by the Trustee.

In the event that the holders of the 6¼ per cent. Liberty International Convertible Bonds exercise their rights they will be issued with Liberty International ordinary shares of 50p each as follows:

	Number of Shares to be issued	Period during which right is exercisable
Nominal amount of £60,167,709	13,370,602	2003-2006

5 Recent Share Price

The following table lists the closing middle market quotations for an Ordinary Share (as derived from the London Stock Exchange Daily Official List of the London Stock Exchange) for the first dealing day in each of the months January to October 2003, and for the last dealing day before the date of this Offering Circular:

	Ordinary Shares Middle Market Quotation
	(pence)
1 January 2003	564.5
1 February 2003	546
1 March 2003	574
1 April 2003	575
1 May 2003	577
1 June 2003	638
1 July 2003	613
1 August 2003	638.5
1 September 2003	676.5
1 October 2003	638.5
10 October 2003	645

Historic Share Prices

The following table sets out the reported highest and lowest market quotations of an Ordinary Share for each of the calendar years indicated, as derived from the London Stock Exchange Daily Official List of the London Stock Exchange:

	High	Low
	(pence)	(pence)
2000	547	400.5
2001	558.5	462.5
2002	626.5	483.5

Historic Dividends

The following table sets out the dividends paid by Liberty International in respect of its Ordinary Shares for each of the financial years ended 31 December 2000, 2001 and 2002:

	Dividend per Ordinary Share
	(pence)
2000	21.75
2001	22.75
2002	23.75

6 Subsidiary and associated undertakings

Liberty International is the holding company of the Liberty International Group. The following table shows the principal subsidiaries and associated undertakings of Liberty International, being those which are considered by Liberty International to be likely to have a significant effect on the assessment of the assets and liabilities, the financial position and/or the profits and losses of the Liberty International Group, and the Liberty International Group's percentage interest in those companies:

Name	Country of Incorporation	Principal activity	% Equity shares held
Capital Shopping Centres PLC and subsidiaries	UK	Property	100
Braehead Glasgow Limited	UK	Property	100
Braehead Park Investments Limited	UK	Property	100
Braehead Park Estates Limited	UK	Property	100
CSC Lakeside Limited	UK	Property	100
CSC Enterprises Limited	UK	Commercial promotion	100
CSC MetroCentre Limited	UK	Property	100
CSC Properties Limited	UK	Property	100
CSC Property Investments Limited	UK	Property	100
CSC Potteries Limited	UK	Property	100
CSC Potteries Management Limited	UK	Property Services	100
CSC Bromley Limited	UK	Property	100
CSC Chapelfield Limited	UK	Property	100
Capital & Counties Limited and subsidiaries	UK	Property	100
C&C Properties 2021 Limited	UK	Property	100
C&C Properties 2027 Limited	UK	Property	100
Capcount Kensington Limited	UK	Property	100
C&C Management Services Limited	UK	Property services	100
CSC Management Services Limited	UK	Property services	100
C&C Properties UK Limited and subsidiary	UK	Property	100
Kestrel Properties Limited	UK	Property	100
Capvestco Limited and subsidiaries	Jersey	Property and financing	100
C&C Properties Jersey Limited and subsidiary	Jersey	Property	100
Capcount Kingsreach (Jersey) Limited	Jersey	Property	100
CSC Uxbridge (Jersey) Limited	Jersey	Property	100
Capital Enterprise Centres (Jersey) Limited	Jersey	Property	50
Liberty International Asset Management Limited	UK	Asset management	100
Liberty International Group Treasury Limited	UK	Treasury management	100
Capital & Counties U.S.A., Inc.	US	Property and financing	100

The registered office of all the above companies is 40 Broadway, London SW1H 0BU except as set out below:

C&C Management Services Limited CSC Management Services Limited C&C Properties UK Limited Liberty International Asset Management Limited Liberty International Group Treasury Limited	40 Broadway London SW1H 0BT
Capital & Counties (USA) Inc	101 California Street Suite 2525 San Francisco California 94111, USA
Capvestco Limited and subsidiaries	33 Grenville Street St Helier Jersey JE4 8PX

7 Memorandum and Articles of Association

7.1 *Memorandum of Association*

The memorandum of association of Liberty International provides that its principal objects are to carry on business as an investment holding company and to control and co-ordinate the administration and operation of any companies, syndicates or firms for the time being directly or indirectly controlled by Liberty International.

The objects of Liberty International are set out in full in clause 4 of Liberty International's memorandum of association, which is available for inspection at the addresses specified in section 13 below.

7.2 *Articles of Association*

The articles of association of Liberty International (the "**Articles**") contain (amongst others) provisions to the following effect:

7.2.1 *Dividends*

(a) Liberty International's shareholders can declare dividends by passing an Ordinary Resolution. No such dividend can exceed the amount recommended by the Directors.

(b) If the Directors consider that the profits of Liberty International justify such payments, they can (i) pay the fixed dividends on any class of shares carrying a fixed dividend on the dates prescribed for the payment of those dividends; and (ii) pay interim dividends on shares of any class of any amounts and on any dates and for any period which they decide.

(c) No dividend can be paid otherwise than out of profits available for distribution under the Companies Act 1985 and all other laws and regulations applying to Liberty International.

(d) All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during the period for which the dividend is paid. Sums which have been paid up in advance of calls do not count as paid up for this purpose. But if the rights of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This provision applies unless the rights attached to any shares, or the terms of any shares, say otherwise.

(e) Unless the rights attached to any shares, or the terms of any shares, or the Articles say otherwise, a dividend, or any other money payable in respect of a share, can be paid in whatever currency the Directors decide, using an appropriate exchange rate selected by the Directors for any currency conversions which are required.

(f) The Directors can offer Liberty International Shareholders the right to choose to receive extra Ordinary Shares, which are credited as fully paid-up, instead of some or all of their cash dividend. Before they can do this, Liberty International's shareholders must have passed an Ordinary Resolution authorising the Directors to make this offer.

(g) If a dividend has not been claimed for 6 years after the passing of the resolution for payment of that dividend, it will be forfeited and belong to Liberty International again.

7.2.2 *Winding up*

(a) If Liberty International is wound up (whether the liquidation is voluntary, under supervision of the Court, or by the Court) the Liquidator can, with the authority of an Extraordinary Resolution passed by the shareholders, divide among the shareholders the whole or any part of the assets of Liberty International. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how the division is carried out as between shareholders or different groups of shareholders.

(b) The Liquidator can also, with the authority of an Extraordinary Resolution passed by the shareholders, transfer any part of the assets to trustees upon any trusts for the

benefit of shareholders which the Liquidator decides. The liquidation of Liberty International can then be closed and Liberty International dissolved. However, no past or present shareholder can be compelled to accept any shares or other property under this provision which carries a liability.

7.2.3 Voting

(a) When a shareholder is entitled to attend a meeting and vote, he has only one vote on a show of hands. A proxy cannot vote on a show of hands. Where there is a poll, a shareholder who is present in person or by proxy and who is entitled to be present and to vote has one vote for every share which he holds. This is subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the Articles.

(b) Unless the Articles say otherwise, the only people who can attend or vote at General Meetings are shareholders who have paid Liberty International all calls, and all other sums, relating to their shares which are due at the time of the meeting. This applies both to attending a meeting personally and to appointing a proxy.

7.2.4 Suspension of rights

(a) This provision applies if any shareholder, or any person appearing to be interested in shares held by that holder, has been properly served with a notice under section 212 of the Companies Act 1985, requiring information about interests in shares, and has failed for a period of 14 days to supply to Liberty International the information required by that notice. Then (unless the Directors otherwise decide) the shareholder is not (for so long as the failure continues) entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings as holder of the shares in relation to which the default occurred (called default shares), any further shares which are issued in respect of default shares, and any other shares held by the shareholder holding the default shares.

(b) Where the default shares represent 0.25 per cent. or more of the existing shares of a class, the Directors can in their absolute discretion by notice (a **"direction notice"**) to the shareholder direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by Liberty International (without any liability to pay interest when that dividend or money is finally paid to the shareholder); and/or

- the shareholder will not be entitled to elect to receive shares in place of dividends withheld; and/or

- no transfer of any of the shares held by the shareholder will be registered unless:

  (i) the transfer is an approved transfer (as defined in the Articles); or

  (ii) the shareholder is not himself in default as regards supplying the information required; and (in this case)

    (I) the transfer is of part only of his holding; and

    (II) when presented for registration, the transfer is accompanied by a certificate by the shareholder. This certificate must be in a form satisfactory to the Directors and state that after due and careful enquiry the shareholder is satisfied that none of the shares included in the transfer are default shares.

(c) A direction notice ceases to apply to any shares which are transferred by a shareholder in a transfer which would be allowed under paragraph (b) above.

(d) In the case of shares in uncertificated form the Directors can only use their discretion to prevent a transfer if this is allowed by the CREST Regulations.

7.2.5 Changing share rights

(a) If Liberty International's share capital is split into different classes of share, and if the legislation allows this, the special rights which are attached to any of these classes can be varied or abrogated if this is approved by an Extraordinary Resolution. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a class meeting. Alternatively, the holders of at least three quarters of the existing shares of the class (by nominal value) can give their consent in writing.

(b) The special rights of a class of shares can be varied or abrogated while Liberty International is a going concern, or while Liberty International is being wound up, or if winding-up is being considered.

(c) All the Articles relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following adjustments: (i) at least two people who hold (or who act as proxies for) at least one third of the total nominal value of the existing shares of the class are a quorum: however, if this quorum is not present at an adjourned meeting, one person who holds shares of the class, or his proxy, is a quorum; (ii) anybody who is personally present, or who is represented by a proxy, can demand a poll; (iii) on a poll, the holders of shares will have one vote for every share of the class which they hold.

(d) This section also applies to the variation or abrogation of special rights of shares forming part of a class. Each part of the class which is being treated differently is viewed as a separate class in operating this section.

7.2.6 Changing capital

(a) Liberty International's shareholders can increase its share capital by passing an Ordinary Resolution. The resolution will fix the amount of the increase and the nominal amount of the new shares and the currency or currencies of the shares.

(b) The shareholders can pass Ordinary Resolutions to do any of the following: (i) to consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger nominal amount than the existing shares; (ii) to cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution, and reduce the amount of Liberty International's share capital by the amount of the cancelled shares; (iii) to divide some or all of its shares into shares which are of a smaller nominal amount than is fixed in the Memorandum of Association. This is subject to any restrictions under the legislation. The resolution can provide that, as between the holders of the divided shares, different rights and restrictions of a kind which Liberty International can apply to new shares may apply to different divided shares.

(c) Liberty International's shareholders can pass a Special Resolution to reduce its share capital in any way, or reduce any capital redemption reserve or share premium account or other undistributable reserve in any way.

This is subject to any restrictions under the Companies Act 1985.

7.2.7 Buying back shares

Liberty International can buy back, or agree to buy back in the future, any shares of any class (including redeemable shares), if the legislation allows this. However, if Liberty International has existing securities which are admitted to the Official List and which are convertible into, exchangeable for, or carry a right to subscribe for other shares which are equity shares, then Liberty International can only buy back equity shares of that class if: (i) the terms of issue of the convertible securities allow Liberty International to buy back equity shares; or (ii) the terms of issue of the convertible securities say that the basis on which they convert can be adjusted if Liberty International buys back equity shares; or (iii) the buy-back or agreement to buy back has been approved by an Extraordinary Resolution passed by the holders of the convertible securities.

7.2.8 Directors' power to deal with Shares

The Directors can decide how to deal with any shares which have not been issued. The Directors can allot them on any terms, which can include the right to transfer the allotment to another person before any person has been entered on the Register. This is known as the right to renounce the allotment. The Directors can also grant options to give people a choice to acquire shares in the future or can dispose of the shares in any other way. The Directors are free to decide who they deal with, when they deal with the shares, and the terms on which they deal. They must, however, obey the provisions of the legislation relating to authority, pre-emption rights and other matters, and any resolution of a General Meeting which is passed under the legislation.

7.2.9 Shares in uncertificated form

(a) Subject to the Articles and so far as the law allows this, and apart from any class of wholly dematerialised security the Directors can decide that any class of shares can be held in uncertificated form and that title to such shares can be transferred using a relevant system, or that shares of any class must cease to be held and transferred in uncertificated form.

(b) The Articles do not apply to shares of any class which are held in uncertificated form to the extent that the Articles are inconsistent with: (i) the holding of shares of that class in uncertificated form; (ii) the transfer of title to shares of that class by means of a relevant system; or (iii) any provision of the CREST Regulations.

7.2.10 Transfer of shares

Unless the Articles say otherwise, any shareholder can transfer some or all of his shares to another person. Every transfer of shares in certificated form must be in writing, and either in the usual standard form, or in any other form approved by the Directors. Transfers of uncertificated shares are unless the CREST Regulations otherwise provide, carried out using a relevant system.

The transfer form for shares in certificated form must be delivered to the office where the Register is kept. The transfer form must have with it the share certificate for the shares to be transferred, and any other evidence which the Directors ask for to prove that the person wishing to make the transfer is entitled to do this. However, if a transfer is by a recognised clearing house or its nominee or by a recognised investment exchange, a share certificate is only needed if a certificate has been issued for the shares in question.

A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form. Transfers may not be in favour of more than four joint holders. A transfer form must be properly stamped (for payment of stamp duty) where this is required. A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by using a seal of that person. A share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to, if the share is not a fully paid-up share. It need not be made effective by using a seal of that person. The person making a transfer will be treated as continuing to be the shareholder until the name of the person to whom a share is being transferred is put on the Register for that share.

7.2.11 Liberty International can refuse to register certain transfers

(a) The Directors can refuse to register a transfer of any shares in certificated form which are not fully paid-up. They do not have to give any reasons for refusing. But, if any of those shares have been admitted to the Official List, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

(b) If the Directors decide not to register an allotment or transfer of a share, they must notify the person to whom such share was to be allotted or transferred. This must be done no later than two months after Liberty International receives the letter of allotment or transfer (in the case of a share in certificated form), or the instruction from the operator of the relevant system (in the case of a share in uncertificated form).

7.2.12 Shareholders who cannot be traced

(a) Liberty International can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next paragraph, at least three dividends have been paid and none have been claimed in respect of those shares;
- after this 12-year period, Liberty International announces that it intends to sell the shares by placing an advertisement in a national newspaper and in a newspaper appearing in the area which includes the address held by Liberty International for serving notices relating to the shares;
- during this 12-year period, and for three months after the advertisements appear, Liberty International has not heard from the shareholder or any person who is automatically entitled to the shares by law; and
- Liberty International has notified the London Stock Exchange that it intends to sell the shares, if the shares are listed on the Official List.

(b) To sell any shares in this way, Liberty International can authorise any person to transfer the shares. This transfer will be just as effective as if it had been made by the registered holder of the shares, or by a person who is automatically entitled to the shares by law. The ownership of the person to whom the shares are transferred will not be affected even if the sale is irregular or invalid in any way.

(c) The net sale proceeds belong to Liberty International until claimed under this section, but it must pay these to the shareholder who could not be traced, or to the person who is automatically entitled to his shares by law, if that shareholder, or that other person, asks for it.

(d) Liberty International must record the name of that shareholder, or the person who was automatically entitled to the shares by law, as a creditor for this money in its accounts. The money is not held on trust, and no interest is payable on the money. Liberty International can keep any money which it has earned by using the net sale proceeds. Liberty International can use the money for its business, or it can invest the money in any way that the Directors decide. But the money cannot be invested in Liberty International's shares, or in the shares of any holding company of Liberty International.

(e) In the case of uncertificated shares, the provisions of the articles relating to shareholders who cannot be traced are subject to any restrictions which apply under the CREST Regulations.

7.2.13 Directors

(a) There must be at least three Directors, and not more than 20. But the shareholders can vary this maximum and/or minimum by passing an Ordinary Resolution.

(b) A Director need not be a shareholder, but a Director who is not a shareholder can still attend and speak at shareholders meetings.

(c) The Directors can decide on the amount, timing and manner of payment of directors' fees, but the total of the fees paid to all of the Directors (excluding amounts paid as special pay and amounts paid as expenses) must not exceed £500,000 a year, or any sum decided on by an Ordinary Resolution.

(d) Unless an Ordinary Resolution is passed saying otherwise, the fees will be divided between some or all of the Directors in the way that they decide. If they fail to decide, the fees will be shared equally by the Directors, except that any Director holding office as a Director for only part of the period covered by the fee is only entitled to a pro rata share covering that part of the period.

(e) The Directors can award special pay to any Director who (i) holds any executive post; (ii) acts as Chairman or Deputy Chairman; (iii) serves on any committee of the Directors; or (iv) performs any other services which the Directors consider to extend beyond the ordinary duties of a Director.

(f) Special pay can take the form of salary, commission or other benefits or can be paid in some other way. This is decided on by the Directors. Such special pay can be either in addition to or instead of other fees, expenses and other benefits the Director may be entitled to receive.

(g) The Directors can also repay to a Director all reasonable expenses incurred to attend and return from General Meetings, to attend and return from Directors' meetings, to attend and return from meetings of committees of the Directors, or in other ways in connection with Liberty International's business.

(h) It is for the Directors to decide whether to provide pensions, annual payments, gratuities, or other allowances or benefits, to any people who are, or who were, Directors (or to any person in respect of such people). The Directors can also decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

7.2.14 Insurance

(a) The Directors can arrange for Liberty International to purchase and maintain insurance for or for the benefit of any person who is or was at any time: (i) a Director, officer or employee of any Relevant Company; or (ii) a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested. This includes, for example, insurance against any liability incurred by them for any act or omission: (i) in performing their duties; and/or (ii) in exercising their powers; and/or (iii) in supposedly doing any of these things; and/or (iv) otherwise in relation to their duties, powers or offices.

(b) For the purpose of this section each of the following is a Relevant Company: (i) Liberty International; (ii) any holding company of Liberty International; (iii) any body, whether or not incorporated, in which Liberty International or its holding company or any of the predecessors of Liberty International or of its holding company has or had any interest, whether direct or indirect; and (iv) any body, whether or not incorporated, which is in any way allied to or associated with Liberty International, or any subsidiary of Liberty International or such other body.

7.2.15 Directors' interests in transactions with Liberty International

(a) If the legislation allows and he has disclosed the nature and extent of his interest to the Directors, a Director can:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving Liberty International or in which Liberty International has an interest;
- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company in which Liberty International has some interest;
- alone (or through some firm with which he is associated) do paid professional work for Liberty International (other than as Auditor).

(b) A Director does not have to hand over to Liberty International any benefit he receives as a result of anything allowed under paragraph (a) above and no contract, transaction or arrangement allowed under the article relating to Directors' interests in transactions with Liberty International will be liable to be avoided because of any such interest or benefit.

7.2.16 When Directors can vote on matters in which they are interested

(a) Unless the Articles say otherwise, a Director cannot cast a vote at a Directors' meeting on any contract, arrangement or any other kind of proposal in which he has an interest, and which he knows is a material one. For this purpose, interests of a person who is connected with a Director under section 346 of the Companies Act 1985 are added to the interests of the Director himself. Interests purely as a result of an interest in Liberty International's shares, debentures or other securities are disregarded. A Director cannot

be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on.

(b) But, if the legislation allows this, a Director can vote, and be counted in the quorum, on any resolution about any of the following things, as long as the only material interests he has in it are included in the following list:

- A resolution about giving him any guarantee, security or indemnity for any money which he, or any other person, has lent at the request of, or for the benefit of Liberty International, or any of its subsidiaries;

- A resolution about giving him any guarantee, security or indemnity for any liability which he, or any other person, has incurred at the request of, or for the benefit of, Liberty International, or any of its subsidiaries;

- A resolution about giving any guarantee, security or indemnity, to any other person for a debt or obligation which is owed by Liberty International, or any of its subsidiaries, to that other person, if the Director has taken responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

- A resolution about any proposal relating to an offer of any shares, debentures or other securities of or by Liberty International, or any of its subsidiaries, if the Director is or may be entitled to take part as a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

- A resolution about any proposal involving any other company if the Director (together with any person connected with the Director under section 346 of the Companies Act 1985), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). But this does not apply if he knows that he, and any people connected with him, hold an interest in shares (as defined for sections 198 to 211 of the Companies Act 1985) representing one per cent. or more of (i) any class of equity share capital in that company; or (ii) the voting rights in that company. Any of these interests of one per cent. or more are treated for the purposes of this section as being material interests;

- Any arrangement for the benefit of employees of Liberty International, or any of its subsidiaries, which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

- A resolution about any proposal relating to any insurance which Liberty International proposes to maintain or buy for the benefit of Directors, or of a group of people which includes Directors.

7.2.17 Changing Directors

(a) Provisions of the legislation which, read with the Articles, would restrict the appointment of a Director or require him to stop being a Director because he has reached a particular age do not apply to Liberty International. This includes restrictions and requirements involving special formalities once an age limit is reached.

(b) At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire.

(c) At the General Meeting at which a Director retires the shareholders can pass an Ordinary Resolution to re-elect the Director or to elect some other eligible person in his place. If this Ordinary Resolution is not passed, the retiring Director is automatically re-elected unless: (i) the meeting expressly resolves not to appoint a Director to fill the vacancy; (ii) the Director has told Liberty International in writing that he does not wish to be re-elected; or (iii) a resolution to re-appoint the Director is put to the meeting and not passed.

(d) A Director retiring at a General Meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint someone in his place or when a resolution to re-appoint him as a Director is lost. Where a retiring Director is re-elected (or treated as re-elected under paragraph (c) above) he continues as a Director without a break.

7.2.18 Borrowing powers

So far as the legislation allows, the Directors can exercise all the powers of Liberty International to borrow money, to mortgage or charge all or any of Liberty International's undertaking, property (present and future) and uncalled capital, to issue debentures and other securities, and to give security either outright or as collateral security for any debt, liability or obligation of Liberty International or of any third party.

7.2.19 Capitalising reserves

(a) Liberty International's shareholders can pass an Ordinary Resolution to allow the Directors to change into capital any sum which is part of any of Liberty International's reserves (including premiums received when any shares were issued, capital redemption reserves or other undistributable reserves), or which Liberty International is holding as net profits.

(b) The Directors will use the sum which is changed into capital by setting it aside for the Liberty International Shareholders on the Register at the specified time on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). (If no other time is specified, the close of business applies.) The sum set aside must be used to pay up in full shares of Liberty International and to allot such shares and distribute them to shareholders as bonus shares in proportion to their holdings of Ordinary Shares at the time. The shares can be Ordinary Shares or, if the rights of other existing shares allow this, shares of some other class.

(c) If any difficulty arises in operating this section, the Directors can resolve it in any way which they decide. For example they can deal with entitlements to fractions of a share. They can decide that the benefit of share fractions belongs to Liberty International or that share fractions are ignored or deal with fractions in some other way.

(d) The Directors can appoint any person to sign any contract with Liberty International on behalf of those who are entitled to shares under the resolution. Such a contract is binding on all concerned.

8 Directors' and other interests; Directors' remuneration

8.1 As at 10 October 2003 (being the latest practicable date prior to the publication of this document), and save as set out below in sections 8.3, 8.4 and 8.5, there were no interests (which are all beneficial, unless otherwise stated) of the Directors in respect of Ordinary Shares which (i) had been notified to Liberty International pursuant to section 324 or section 328 of the Companies Act 1985 or (ii) were required to be entered in the register maintained pursuant to section 325 of the Companies Act 1985 or (iii) were interests of a person connected with any Director (within the meaning of section 346 of the Companies Act 1985) which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above, and the existence of which was known or could with reasonable diligence be ascertained by that Director.

8.2 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or significant to the business of the Group and which was effected by Liberty International during the current or immediately preceding financial year or was effected by Liberty International during an earlier financial year and remains in any respect outstanding or unperformed.

8.3 As at 10 October 2003 (being the latest practicable date prior to the publication of this document), there were no outstanding loans granted by any member of the Group to any Director, nor any guarantees provided by any member of the Group for the benefit of any Director.

(a) Directors' interests in the Group (which are all beneficial, unless otherwise stated) as at 10 October 2003 (being the latest practicable date prior to the publication of this document),

and immediately on Admission, and assuming no exercise of options or conversions of 6¼ per cent. Liberty International Convertible Bonds, were and will be as follows:

Director	Ordinary Shares	Percentage of Liberty International's issued share capital	6¼ per cent. Liberty International Convertible Bonds
D Gordon[(1)]	36,589,808	11.72	3,000,000
J G Abel	99,830	0.032	2,638
P C Badcock	13,065	0.004	
R A M Baillie	5,727	0.002	1,072
D Bramson	5,000	0.002	
R W T Buchanan	37,088	0.012	
D P H Burgess	9,250	0.003	
D A Fischel	202,529	0.065	
G J Gordon	1,476,891	0.473	45,000
D R Leslie	44,239	0.014	
M Rapp	7,929	0.003	
J I Saggers	79,794	0.026	
A C Smith	76,830	0.025	

Note:

(1) D Gordon's interest comprises a beneficial interest in 11,776,102 Ordinary Shares and a non-beneficial interest in 24,813,706 Ordinary Shares and £3,000,000 nominal amount of 6¼ per cent Liberty International Convertible Bonds. D Gordon subscribed 8 million Ordinary Shares as part of the placing of 28.4 million Ordinary Shares in November 2002, as referred to in section 3.2 (vi) above. In addition, D Gordon has purchased (on a "when-issued" basis in the secondary market), £5 million in aggregate principal amount of the Bonds referred to in this Offering Circular.

(b) As at 10 October 2003 (being the latest practicable date prior to the publication of this document), the following conditional awards of Ordinary Shares had been made to executive Directors and remain outstanding under Liberty International's annual bonus scheme. The awards comprise Share Incentive Plan ("**SIP**") shares which are held in trust for a period of five years to qualify for tax advantages and also "Restricted" and "Additional" shares, the latter being equal to 50 per cent. of the Restricted and SIP shares combined. The Restricted and Additional shares will be released respectively two and four years (five years for Additional shares awarded in 1999 and 2000) after the date of the award provided the individual Director has remained in service. Certain employees including Directors are eligible to participate in a partnership scheme in which they can save money from their pre-tax salary to purchase Ordinary Shares ("**Partnership Shares**"). For every four Partnership Shares purchased the participating employees receive one free Ordinary Share ("**Matching Shares**"). The Partnership Shares are purchased annually using savings accumulated over the 12 month period. Partnership and Matching Shares must then be kept in trust for five years in order to qualify for tax advantages. The dividend payable in respect of the Ordinary Shares held in trust is used to purchase additional Ordinary Shares ("**Dividend Shares**") which are also held in trust. The Dividend Shares are generally required to be held in trust for a minimum period of three years from the date of acquisition.

Director	Year Awarded	SIP shares	Restricted shares	Additional shares	Partnership shares	Matching Shares	Dividend Shares
J G Abel	1999			1,476			
	2000			2,554			
	2001			2,400			
	2002	539	4,679	2,615			21
	2003	531	4,779	2,655			41
P C Badcock	1999			1,191			
	2000			2,044			
	2001			1,950			
	2002	539	1,170	860			21
	2003	531	3,717	2,124	265	66	47
D A Fischel.......	1999			3,056			
	2000			5,206			
	2001			6,195			
	2002	539	12,294	6,422			21
	2003	531	9,027	4,779	265	66	47
J I Saggers	1999			2,667			
	2000			3,250			
	2001			3,800			
	2002	539	4,220	2,385			21
	2003	531	3,150	1,841	265	66	47
A C Smith........	1999			2,500			
	2000			2,824			
	2001			3,440			
	2002	539	6,239	3,394			21
	2003	531	4,566	2,549	265	66	47

(c) As at 10 October 2003 (being the latest practicable date prior to the publication of this document), the following options over Ordinary Shares had been granted to certain executive Directors and remain outstanding under the share option schemes specified. The options are exercisable at the price and between the dates shown below.

Director	Year Granted	Option Price pence	Number of share options held	Exercisable between	
The Liberty International Holdings PLC Executive Share Option Scheme 1987					
A C Smith	1994	366	20,000	06.09.1997	06.09.2004
	1995	322	17,500	10.08.1998	10.08.2005
The Liberty International Holdings PLC Incentive Share Option Scheme 1990					
D A Fischel	1999	419	160,000	12.03.2002	12.03.2009
J I Saggers	1999	419	50,000	12.03.2002	12.03.2009
A C Smith	1995	322	12,500	10.08.1998	10.08.2005
The Liberty International PLC Executive Share Option Scheme 1999					
J G Abel	2001	512	5,859	22.02.2004	22.02.2011
P C Badcock	2001	512	5,859	22.02.2004	22.02.2011
D A Fischel	2002	545	5,504	20.02.2005	20.02.2012
J I Saggers	2003	565	5,309	22.02.2006	22.02.2013
The Liberty International PLC Incentive Share Option Scheme 1999					
J G Abel	2001	512	94,141	22.02.2004	22.02.2011
	2002	545	60,000	20.02.2005	20.02.2012
P C Badcock	2001	512	74,141	22.02.2004	22.02.2011
	2002	545	40,000	20.02.2005	20.02.2012
D A Fischel	1999	475	21,000	11.08.2002	11.08.2009
	2000	406	120,000	03.03.2003	03.03.2010
	2001	512	100,000	22.02.2004	22.02.2011
	2002	545	69,496	20.02.2005	20.02.2012
	2003	565	50,000	22.02.2006	22.02.2013
J I Saggers	1999	475	17,500	11.08.2002	11.08.2009
	2000	406	50,000	03.03.2003	03.03.2010
	2001	512	60,000	22.02.2004	22.02.2011
	2002	545	50,000	20.02.2005	20.02.2012
	2003	565	34,691	22.02.2006	22.02.2013
A C Smith	2000	406	60,000	03.03.2003	03.03.2010
	2001	512	60,000	22.02.2004	22.02.2011
	2002	545	50,000	20.02.2005	20.02.2012
	2003	565	40,000	22.02.2006	22.02.2013

All the above options were granted for nil consideration.

The options over shares in Liberty International Holdings PLC granted under the Liberty International Holdings PLC Executive Share Option Scheme 1987 and the Liberty International Holdings PLC Incentive Share Option Scheme 1990 were exchanged for equivalent options over Ordinary Shares in connection with the restructuring of the Group carried out in June 1999.

8.4 All the executive Directors of Liberty International are interested, as potential beneficiaries of the trust, in the 5,254,551 Ordinary Shares held by the trustee of the Liberty International Employee Share Ownership Plan.

8.5 As at 10 October 2003 (being the latest practicable date prior to the publication of this document), Liberty International had been notified of the following shareholdings representing 3 per cent. or more of the issued share capital of Liberty International:

Shareholder	Number of Ordinary Shares	Percentage of issued share capital
D Gordon[(1)]	36,589,808	11.72
W D Appelbaum (née Gordon)[(1)]	17,848,428	5.72
Liberty Group Limited[(2)]	16,262,702	5.21
Old Mutual plc	21,739,798	6.96
The Capital Group of Companies, Inc.	12,597,093	4.03
R M Gordon[(1)]	10,710,526	3.43
Legal & General Investment Management Limited	9,946,507	3.18

Notes:

(1) The above interests of Mr D. Gordon, Mrs Appelbaum and the interests of other members of the Gordon Family have been disclosed under the rules governing the Substantial Acquisition of Shares. The current combined total is 66,625,653 Ordinary Shares (21.33 per cent.). A breakdown of Mr D. Gordon's beneficial and non-beneficial interests is given in section 8.3(a) above.

(2) In addition to the beneficial interest disclosed above, a non-beneficial interest in 11,598,249 Ordinary Shares (3.7 per cent.) was held on behalf of clients by Stanlib Asset Management Limited, a company jointly owned by Liberty Group Limited and its parent Standard Bank Group Limited.

8.6 Save as disclosed in section 8.5 above, so far as is known to Liberty International, no other person is or will be immediately following the issue of the Bonds, directly or indirectly, interested in 3 per cent. or more of the issued share capital of Liberty International.

8.7 So far as is known to Liberty International, no person can, will or could, directly or indirectly, jointly or severally, exercise control over Liberty International.

8.8 The total aggregate of the remuneration and benefits in kind (excluding pensions) granted to the Directors by any member of the Group during the year ended 31 December 2002 was £2,568,558. In addition, six Executive Directors participate in a defined benefit pension arrangement in respect of which the increase in transfer value over the year to 31 December 2002, less their own contributions, amounted in aggregate to £246,573. No other pension benefits were accrued in respect of any Director in the year to 31 December 2002.

9 Employee share schemes

Liberty International has established four employee share arrangements which comprise two option schemes, an annual performance related bonus scheme and a share incentive plan (see sections 9.1 to 9.5 below). A Long Term Incentive Plan was established on 26 March 1999 but remains dormant and it is not expected that this plan will be utilised in the future. The benefits they provide are not pensionable. The Remuneration Committee of the Board is responsible for all the employee share incentive arrangements and approves the grant of all benefits or options under the various schemes in accordance with the Combined Code. The basic terms of the option schemes and long term incentive plan may not be altered to the advantage of participants without shareholder approval.

The Group Employee Share Ownership Plan (the trustee of which is LI Share Plan (Jersey) Limited) is available to hold and/or purchase Ordinary Shares for the purposes of the employee share schemes.

Brief details of these schemes are as follows:

*9.1 Liberty International Executive Share Option Scheme 1999 (the "**Approved Scheme**")*

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), a total of 458,719 options were outstanding under the Approved Scheme with a weighted average exercise price of 532 pence per share.

9.1.1 Eligibility

Full-time Directors and employees of the Group selected by the Remuneration Committee will be eligible to participate.

Options will generally only be granted within 42 days of the announcement of the Company's results for any period.

9.1.2 Exercise price

Options will be granted at an exercise price which is not less than the market value of Ordinary Shares on the date of grant (or such other day as agreed with the Inland Revenue) and, where shares are to be subscribed, the nominal value (if greater). Market value means the middle-market quotation on the five preceding business days.

9.1.3 Individual limits

No participant may be granted an option which would, at the date of the grant of the option, cause the total of the market value of the shares which he may acquire under this Scheme to exceed the relevant Inland Revenue limit at the time (currently £30,000).

9.1.4 Scheme limits

The following limits apply in relation to the number of Ordinary Shares which may be issued:

(i) in any ten year period, not more than 10 per cent. of the issued ordinary share capital of Liberty International for the time being may, in aggregate, be issued or be issuable under this scheme and all employee share schemes operated by Liberty International;

(ii) in any ten year period, not more than 5 per cent. of the issued ordinary share capital of Liberty International for the time being may, in aggregate, be issued or be issuable under this scheme and all other share option schemes adopted by Liberty International;

(iii) in any three year period, not more than 3 per cent. of the issued share capital of Liberty International for the time being may, in aggregate, be issued or issuable under this scheme and all employee share schemes adopted by Liberty International.

For the purposes of these limits, rights to acquire shares which have lapsed or been released without being exercised will not be counted.

9.1.5 Exercise of options

Options may normally only be exercised not less than three years nor more than ten years from the date of grant. In these circumstances, an option can only be exercised to the extent that any performance conditions have been satisfied over a minimum three year period and while the employee remains employed in the Group. The performance condition will be determined by the Remuneration Committee. No grants were made under this scheme until 2001, at which time the Remuneration Committee decided that no performance condition would be applied to new options granted as the directors considered that such grants would be minimal due to the Inland Revenue limit on individual grant values being £30,000. Options may be exercised early if an optionholder dies, and the options of an optionholder who leaves employment because of misconduct, impropriety or inefficiency will immediately lapse.

If an optionholder resigns voluntarily, options under three years old will lapse and other options may be exercised at the discretion of the Directors and subject to such conditions as they may impose. If an optionholder leaves employment for any other reason, all options may be exercised, again, at the discretion of the Directors and subject to such conditions as they may impose.

In the event of a change in control of Liberty International, in certain circumstances, optionholders may exercise their options under the scheme or exchange them for options over shares in the acquiring company. The Directors may also allow some or all options to be exercised if there is or is expected to be a demerger, dividend in specie, super-dividend or any other event which the Directors believe would affect the value of options.

9.1.6 Adjustment of options

Options may be adjusted following certain variations in the share capital of Liberty International, including a capitalisation or rights issue, sub-division or consolidation of the share capital.

9.1.7 Amendment and termination

The Directors can amend the scheme but its basic structure and, in particular, the limits on the number of shares which may be issued under it, cannot be altered to the advantage of participants without the prior sanction of shareholders in general meeting. Amendments also require the prior approval of the Inland Revenue.

The Board may, at any time, terminate the scheme. If this happens, no further options may be granted but existing options will not be affected. No options may be granted under the scheme more than 10 years after the adoption of the scheme.

*9.2 Liberty International Incentive Share Option Scheme 1999 (the "**Incentive Scheme**")*

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), options over 3,841,531 Ordinary Shares were outstanding under the Incentive Scheme with a weighted average exercise price of 525 pence per share.

The Incentive Scheme is not approved by the Inland Revenue. Accordingly, none of the requirements for Inland Revenue approval described in paragraph 9.1 above apply. Its terms are broadly the same as the terms of the Approved Scheme, with the following differences:

9.2.1 Instead of the individual limits described above, no participant may be granted an option which would, at the date of the grant of the option, cause the total of the market value of shares subject to options to subscribe under the Incentive Scheme and any other share option scheme operated by the Company to exceed eight times total annual remuneration.

9.2.2 The rules permit the Directors to satisfy options on exercise by a cash payment rather than the issue or transfer of shares.

9.2.3 In the four years following the adoption of the scheme, not more than 2.5 per cent. of the issued ordinary share capital of Liberty International for the time being may, in aggregate, be issued or issuable under this scheme and all other share options schemes adopted by Liberty International.

9.2.4 The exercise of options is subject to the satisfaction of a performance condition. For grants prior to 2001, the Performance Condition requires dividend growth equal to or greater than five per cent. per annum (or, if greater in any year, 120 per cent. of the percentage increase in the Retail Price Index) over the comparison period. For grants made in 2001 and subsequently, the Performance Condition requires smoothed earnings growth equal to or greater than five per cent. per annum (compounded) (or, if greater in any year, 120 per cent. of the percentage increase in the Retail Price Index) over the comparison period. "**Smoothed**" earnings growth excludes exceptional and trading profits above a certain level.

*9.3 Liberty International Long Term Incentive Plan ("**LTIP**")*

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), there were no outstanding awards over Ordinary Shares under the LTIP.

The LTIP involves the making of conditional awards of shares to selected senior executives with the release of those shares being dependent upon the achieving of demanding corporate performance targets over a minimum three year period.

The market value of shares conditionally awarded to a participant in any year shall not exceed 80 per cent. of the participant's salary at the time.

It is the current intention of the Remuneration Committee of the Board that the performance condition for any award under the LTIP granted in the initial years, would consist of a total shareholder return target (the "**TSR Target**"). The TSR Target will apply to all the Ordinary Shares comprised in an award and it will compare the total shareholder return of an Ordinary Share with the total return for each share in a comparator group of companies over a minimum three year

performance period. The comparator group of companies would consist of those companies within the FTSE 100 Share Index at the start of the relevant performance period. A participant would be entitled to all of the shares awarded if the total shareholder return for a share in Liberty International exceeds the total shareholder return achieved by at least 80 per cent. of those companies in the comparator group. If the total shareholder return for a share in Liberty International does not exceed total shareholder return achieved by at least 40 per cent. of the comparator group, the participant would not be entitled to any shares. The percentage of shares to be released for performance between the aforementioned maximum and minimum targets would be calculated on a sliding scale.

If a participant's employment with the Group terminates before the end of the performance period, no award will normally be made. However, the Remuneration Committee will have discretion to make awards in specified circumstances. In the event of a change of control, the performance period terminates. Awards are made in accordance with Liberty International's performance during the shortened period.

9.4 Liberty International Annual Bonus Scheme

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), there were outstanding awards over 413,803 Ordinary Shares under the Liberty International Annual Bonus Scheme (excluding Share Incentive Plan shares — see section 9.5 below).

At the beginning of each financial year a number of key financial targets and objectives are set which must be achieved in whole or in part before any annual bonus is earned by any Executive Director or employee.

The Annual Bonus Scheme enables an element of any annual bonus award to an individual to be in the form of Ordinary Shares, on the basis that the right to such Restricted shares is conditional on the individual remaining in employment for a specified period, currently two years after their award. Additional shares are also awarded, representing 50 per cent. in value of the combined Share Incentive Plan and Restricted shares, conditional on the individual remaining in employment for a further period, currently four years after their award. An individual whose employment terminates during the specified period will not be entitled to receive the shares, unless the termination is on the grounds of death, retirement, redundancy or ill health. Similarly, if Liberty International is wound up, if there is a change of control of Liberty International or in any other circumstances if the Directors so decide, Restricted and Additional shares will be transferred to the participant.

On vesting, existing shares will be transferred from the Group Employee Share Ownership Plan and therefore no new shares will be issued.

*9.5 Liberty International Share Incentive Plan (the "**SIP**")*

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), there were outstanding awards over 122,151 Ordinary Shares under the Liberty International Share Incentive Plan.

The SIP has been formally approved by the Inland Revenue under Schedule 8 to the Finance Act 2000. The SIP is established under a UK resident trust and the trustee is Capita IRG Trustees Limited. All employees and directors of designated participating companies who are UK resident and have been employed for a qualifying period of up to 18 months are eligible to participate in the SIP.

Under the provisions of the Annual Bonus Scheme (see above), part of the bonus award may be taken in the form of Ordinary Shares to a maximum value of £3,000 in each tax year under the SIP ("**Free Shares**"). The holding period during which the Free Shares must be held in trust is between three and five years.

Additionally, each eligible employee may be invited to use up to £125 per month of pre-tax salary (or, if less, 10 per cent of salary) to purchase ordinary shares ("**Partnership Shares**"). The SIP permits deductions from salary to be accumulated over a period of time set at the discretion of the Directors but not exceeding twelve months (the "**Accumulation Period**"). The price at which ordinary shares are acquired on behalf of employees will be the lower of the market value of an ordinary Share at the beginning and end of the Accumulation Period. Where there is no

Accumulation Period, the price at which ordinary shares are acquired will be the market value on the acquisition date. There is a five year holding period for Partnership Shares. Partnership Shares purchased by eligible employees may attract, at the discretion of the Directors, an award of free ordinary shares ("**Matching Shares**") in a ratio (to be determined by the Directors) of up to two Matching Shares for each Partnership Share. The holding period for Matching Shares is five years. The Directors may require or permit eligible employees to reinvest dividends received on ordinary shares held under the SIP in further ordinary shares ("**Dividend Shares**") up to a limit of £1,500 in any tax year. There is a three year holding period for Dividend Shares.

If a participant dies or ceases to be an employee of any Group company by reason of injury, disability, redundancy, retirement on or after reaching the age of 60 or because of the sale of the subsidiary or business in which the participant is employed, any Free or Matching Shares held by the Trustee will be transferred to the participant (or the participant's personal representatives). When Free or Matching Shares are awarded, the Trustee may determine that a participant who ceases employment for any other reason within three years of the allocation of the Free or Matching Shares will forfeit the Shares. Where forfeiture does not apply, the Trustee will transfer the Shares to the participant subject to any required PAYE deductions. When Matching Shares are awarded, the Trustee may stipulate that if the related Partnership Shares are withdrawn from trust within three years, the Matching Shares will be forfeited. Whenever and for whatever reason a participant ceases to be an employee of any Group company, his Partnership Shares and Dividend Shares will be transferred to him.

In the event of any reconstruction or takeover of the Company, any shares received as consideration will be held in trust on the same terms as the Free Shares, Partnership Shares, Matching Shares or Dividend Shares in exchange for which they are received.

The number of shares which may be acquired under the SIP shall not exceed 5 per cent. of the issued share capital of the Company from time to time.

9.6 Exchanged Liberty International Holdings Options

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), options over 380,000 Ordinary Shares with a weighted average exercise price of 337 pence per share were outstanding under the Liberty International Holdings PLC Executive Share Option Scheme 1987 and the Liberty International Holdings PLC Incentive Share Option Scheme 1990. These options were originally granted over shares in Liberty International Holdings but were exchanged in June 1999, in connection with the restructuring of the Group, for equivalent options over Ordinary Shares. No further grants will be made under these schemes.

The terms of these schemes are broadly similar to those of the Liberty International option schemes described above however, instead of the early exercise provisions described in the second and third paragraphs of section 9.1.5, if an optionholder resigns voluntarily, options under three years old will lapse and other options may be exercised within six months of cessation of employment. If an optionholder leaves employment for any other reason, all options under three years old may be exercised within 42 months after the date they were granted and options older than three years may be exercised within six months of cessation of employment.

9.7 Exchanged CSC Options

As at 10 October 2003 (being the latest practicable date prior to the publication of this document), options over 34,644 Ordinary Shares with a weighted average exercise price of 323 pence were outstanding under the Capital Shopping Centres PLC Executive Share Option Scheme 1995. These options were originally granted over shares in CSC but were exchanged in November 2000, in connection with the acquisition of the minority interest in CSC, for options of equivalent value over Ordinary Shares. No further grants will be made under this scheme.

The terms of this scheme are broadly similar to those of the Liberty International Holdings PLC option schemes described above. However, instead of the early exercise provisions described above, if an optionholder leaves employment voluntarily, at the discretion of the directors, or for any other reason other than involving misconduct, impropriety or capability, the optionholder may exercise all options held within 6 months of leaving.

10 Property

The principal establishment owned and occupied by the Group is 40 Broadway, London SW1H 0BT (41,000 sq. ft.) which is owned by Capital & Counties under a lease in the name of C&C Properties UK Limited expiring on 24 June 2023 at an annual rent of £462,000. These premises are occupied by Liberty International, Capital & Counties and CSC.

Capital & Counties also occupies office accommodation in San Francisco, USA.

Details of the Group's property interests are summarised in Part 7 of this document. In addition, an analysis of value as at 31 December 2002 and 30 June 2003 is summarised in Notes 9 and 6 to the audited financial statements for the year ended 31 December 2002 and the unaudited interim financial statements for the six months ended 30 June 2003, respectively, each as set out in "Part 9 — Financial Information of Liberty International" in this Offering Circular.

11 Litigation

Neither Liberty International nor any other member of the Group is or has been involved in any legal or arbitration proceedings, nor, so far as the Directors are aware, are there any such proceedings pending or threatened involving Liberty International or any member of the Group, which may have or have had in the previous 12 months, a significant effect on Liberty International's or the Group's financial position.

12 General

12.1 There has been no material adverse change in the financial position or prospects of Liberty International or the Group since 31 December 2002, being the date of the last published annual financial statements of Liberty International and the Group, and no significant change in the financial or trading position of Liberty International or the Group since 30 June 2003, being the date of the last published interim financial statements of Liberty International and the Group.

12.2 PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6RH, audited Liberty International's accounts for the year ended 31 December 2002. PricewaterhouseCoopers, Chartered Accountants and Registered Auditors of 1 Embankment Place, London WC2N 6RH, audited Liberty International's accounts for the two years ended 31 December 2001.

12.3 The financial information in relation to the Issuer contained in this document does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the years ended 31 December 2000, 31 December 2001 and 31 December 2002 for the Issuer and its consolidated subsidiaries have been delivered to the Registrar of Companies in England and Wales. The auditors of the Issuer have made reports under Section 235 of the Companies Act 1985 on such statutory accounts which were not qualified within the meaning of Section 262 of the Companies Act 1985 and did not contain any statements made under Section 237(2) or (3) of the Companies Act 1985.

13 Documents available for inspection

Copies of the following documents may be inspected during normal business hours on any weekday (Saturday and public holidays excepted) at the offices of Linklaters, One Silk Street, London EC2Y 8HQ and at the offices of Liberty International at 40 Broadway, London SW1H 0BT for the period of 14 days from the date of this Offering Circular:

(i) the Memorandum and Articles of Association of Liberty International;

(ii) the audited consolidated accounts of Liberty International for the years ended 31 December 2000, 2001 and 2002;

(iii) the unaudited consolidated interim accounts of Liberty International for the six months ended 30 June 2003;

(iv) the Subscription Agreement;

(v) the Paying and Conversion Agency Agreement;

(vi) the Trust Deed; and

(vii) this Offering Circular.

ISSUER

Liberty International PLC
40 Broadway
London SW1H 0BT

JOINT BOOKRUNNERS

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE

Deutsche Trustee Company Limited
Winchester House
1 Great Winchester Street
London EC2N 2DB

PRINCIPAL PAYING AND CONVERSION AGENT

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

AUTHORISED ADVISER

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

LEGAL ADVISERS

To the Issuer

Linklaters
One Silk Street
London EC2Y 8HQ

To the Managers and the Trustee

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH